UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

 (Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

China Mass Media Corp.

(Name of Issuer)

China Mass Media Corp.

Shengcheng Wang

China Mass Media Holdings Limited

CMM Holdings Limited

Arctic Spring Limited

Happy Indian Ocean Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing 300 Ordinary Shares

(Title of Class of Securities)

169418209*

(CUSIP Number)

China Mass Media Corp.	Arctic Spring Limited	China Mass Media Holdings Limited	Shengcheng Wang,
Haiyan Xing	Happy Indian Ocean Limited	c/o Maples Corporate Services Limited	CMM Holdings Limited
6th Floor, Tower B,	P.O. Box 908	PO Box 309	6th Floor, Tower B,
Corporate Square,	Walker House, 87 Mary Street	Ugland House, Grand Cayman,	Corporate Square,
35 Finance Street, Xicheng District,	George Town, Grand Cayman,	KY1-1104, Cayman Islands	35 Finance Street, Xicheng District,
Beijing 100033	KY1-9005, Cayman Islands		Beijing 100033
People’s Republic of China			People’s Republic of China
+86 (10) 8809 1080			+86 (10) 8809 1082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

* This CUSIP applies to American Depositary Shares, each representing 300 Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

With copies to:

Alan Seem, Esq.	Stephen Peepels, Esq.
Shearman & Sterling LLP	DLA Piper LLP
11th Floor, Platinum,	17th Floor, Edinburgh Tower,
233 Taicang Road,	The Landmark, 15 Queen's Road Central
Shanghai 200020,	Hong Kong
People’s Republic of China	+852 2103 0594
+86 (21) 6136 5018

Lee Edwards, Esq.
Shearman & Sterling LLP
12th Floor, East Tower,
Twin Towers,
B-12 Jianguomenwai Dajie,
Beijing 100022,
People’s Republic of China
+86 (10) 5922 8001

This statement is filed in connection with (check the appropriate box):

a      ☐      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b      ☐      The filing of a registration statement under the Securities Act of 1933.

c      ☐      A tender offer

d      ☑      None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$3,580,284	$410

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.0167 for 201,697,920 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 13,498,639 shares issuable under the 2008 Share Incentive Plan as of September 7, 2012 (assuming no cancellations, retirements or new issuances) multiplied by $0.0157 per share (which is the difference between $0.0167 per share merger consideration and the exercise price per share under the 2008 Share Incentive Plan ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by 0.00011460.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

i

INTRODUCTION

This Amendment No. 1 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Mass Media Corp., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American Depositary Shares (“ADSs”), each ADS representing 300 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Mr. Shengcheng Wang, chairman of the board of directors and chief executive officer of the Company, (c) China Mass Media Holdings Limited, a Cayman Islands company (“Parent”), the shares of which are beneficially owned by Mr. Shengcheng Wang, (d) CMM Holdings Limited, a Cayman Islands company and wholly owned subsidiary of Parent (“Merger Sub”), (e) Arctic Spring Limited, a Cayman Islands company, and (f) Happy Indian Ocean Limited, a Cayman Islands company.

“beneficial ownership”, “beneficially own” or “beneficially owned” in this 13E-3 Transaction Statement should be understood in accordance with Rule 13d-3 of the Exchange Act, as set out in Note 3 to the table of “Security Ownership of Certain Beneficial Owners and Management of the Company” section on page 88.

This Amendment relates to the agreement and plan of merger dated as of August 6, 2012 (the “merger agreement”), by and among the Company, Parent, Merger Sub and Mr. Shengcheng Wang. If the merger agreement is adopted and the merger is approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger are satisfied or waived, Parent will, upon the completion of the merger, acquire the Company through the merger of Merger Sub with and into the Company (the “merger”) with the Company surviving the merger as a wholly owned subsidiary of Parent.

If the merger is completed, each Share, issued and outstanding immediately prior to the effectiveness of the merger will be cancelled in exchange for the right to receive $0.0167 per Share and each ADS will represent the right to receive $5.00 per ADS then issued and outstanding (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, dated as of August 4, 2008 and amended as of November 28, 2011, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement”, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)), in each case in cash without interest, excluding (i) Shares beneficially owned by Mr. Shengcheng Wang or any person controlled by Mr. Shengcheng Wang (the “Founder Shares”) prior to the effective time of the merger (the “Effective Time”) which will be cancelled for no consideration; and (ii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights under the Companies Law (2011 Revision) of the Cayman Islands (the "Cayman Companies Law") to dissent from the merger (the “Dissenting Shares”, and together with the Founder Shares, the “Excluded Shares”) which will be cancelled in exchange for the right to receive the fair value of such Shares as determined pursuant to the Cayman Companies Law.

At the effective time of the merger, each option to purchase Shares under the 2008 Share Incentive Plan shall be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such option immediately prior to the effective time of the merger multiplied by (b) the excess of $0.0167 over the exercise price payable per Share under such option, net of applicable withholding taxes. Such payment will be made no later than 15 days following the effective time of the merger.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval and authorization of the shareholders of the Company. Pursuant to the Cayman Companies Law, the merger agreement must be approved and authorized by a special resolution of the shareholders of the Company, which requires an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Amendment), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders will consider and vote upon, among other proposals, a proposal to approve the merger and authorize the merger agreement and the other transactions contemplated thereby. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

1

The cross references below show the location in the Proxy Statement (or such other document incorporated herein by reference) of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Amendment concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

2

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)         Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)         Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)         Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)         Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)         Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference.

•	“Transactions in the Shares and ADSs”

(f)         Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3	Identity and Background of Filing Person

(a)         Name and Address. China Mass Media Corp. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

3

(b)         Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)         Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)         Material Terms-Tender Offers. Not applicable.

(a)-(2)         Material Terms-Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

(c)         Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors — Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)         Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

4

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)         Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)         Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)         Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Negotiations, Transactions, or Material Contracts”

•	“Transactions in the Shares and ADSs”

(b)         Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Proposed Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)         Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

5

(e)         Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Plans for the Company after the Proposed Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by Continuing Shareholder at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)         Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose of and Reasons for the Proposed Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

•	“Summary Term Sheet— Plans for the Company after the Proposed Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers”

6

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors— Purpose of and Reasons for the Proposed Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“Special Factors— Plans for the Company after the Proposed Merger”

•	“Special Factors—Financing”

•	“Special Factors— Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)         Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

•	“Summary Term Sheet—Plans for the Company after the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Proposed Merger”

(b)         Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

•	“Special Factors—Purpose of and Reasons for the Proposed Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)         Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

7

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

•	“Special Factors—Alternatives to the Proposed Merger”

•	“Special Factors—Purpose of and Reasons for the Proposed Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

(d)         Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“Special Factors— Plans for the Company after the Proposed Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)         Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendation of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Filing Persons as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers”

8

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Piper Jaffray & Co. as Financial Advisor”

(c)         Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Adopt the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)         Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of Piper Jaffray & Co. as Financial Advisor”

(e)         Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)         Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

9

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)         Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Financial Advisor to the Independent Committee”

•	“Special Factors—Background of the Proposed Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of Piper Jaffray & Co. as Financial Advisor”

(b)         Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of Piper Jaffray & Co. as Financial Advisor”

(c)         Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)         Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)         Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)         Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

10

•	“Special Factors—Fees and Expenses”

(d)         Borrowed Funds. Not Applicable.

Item 11	Interest in Securities of the Subject Company

(a)         Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)         Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)         Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Continuing Shareholder at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)         Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Filing Persons as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

11

Item 13	Financial Statements

(a)         Financial Information. The audited financial statements of the Company for the year ended December 31, 2010 and 2011 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2011, as amended, originally filed on April 30, 2012 (see page F-1 and following pages therein).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)         Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)         Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)         Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

•	“Special Factor—Interests of Certain Persons in the Merger”

Item 15	Additional Information

(b)         Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Preliminary Proxy Statement of the Company dated September 7, 2012 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to Annex E of the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex F-1 of the Proxy Statement.

(a)-(5) Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to Annex F-2 of the Proxy Statement.

(a)-(6) Press Release dated August 7, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 7, 2012.

12

(b)-(1) Promissory Note dated as of August 6, 2012, by and between Arctic Spring Limited and Parent, incorporated herein by reference to Annex G-1 to the Proxy Statement.

(b)-(2) Promissory Note dated as of August 6, 2012, by and between Happy Indian Ocean Limited and Parent, incorporated herein by reference to Annex G-2 to the Proxy Statement.

(c)-(1) Opinion of Piper Jaffray & Co., dated August 6, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Discussion Materials prepared by Piper Jaffray & Co. for discussion with the independent committee of the board of directors of the Company, dated August 6, 2012.

(d)-(1) Agreement and Plan of Merger dated as of August 6, 2012, by and among the Company, Mr. Shengcheng Wang, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty dated as of August 6, 2012, by Arctic Spring Limited in favor of the Company, incorporated herein by reference to Annex H-1 to the Proxy Statement.

(d)-(3) Limited Guaranty dated as of August 6, 2012, by Happy Indian Ocean Limited in favor of the Company, incorporated herein by reference to Annex H-2 to the Proxy Statement.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

13

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2012

China Mass Media Corp.

By:	/s/ Liping He
Name: Liping He
Title: Director

China Mass Media Holdings Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

CMM Holdings Limited

By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Director

Shengcheng Wang

By:	/s/ Shengcheng Wang
Name: Shengcheng Wang

14

Arctic Spring Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

Happy Indian Ocean Limited

By:	/s/ RTC Administrators Limited
Name: RTC Administrators Limited
Title: Corporate Director

15

Exhibit Index

(a)-(1) Preliminary Proxy Statement of the Company dated September 7, 2012 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to Annex E of the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex F-1 of the Proxy Statement.

(a)-(5) Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to Annex F-2 of the Proxy Statement.

(a)-(6) Press Release dated August 7, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 7, 2012.

(b)-(1) Promissory Note dated as of August 6, 2012, by and between Arctic Spring Limited and Parent, incorporated herein by reference to Annex G-1 to the Proxy Statement.

(b)-(2) Promissory Note dated as of August 6, 2012, by and between Happy Indian Ocean Limited and Parent, incorporated herein by reference to Annex G-2 to the Proxy Statement.

(c)-(1) Opinion of Piper Jaffray & Co., dated August 6, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Discussion Materials prepared by Piper Jaffray & Co. for discussion with the independent committee of the board of directors of the Company, dated August 6, 2012.

(d)-(1) Agreement and Plan of Merger dated as of August 6, 2012, by and among the Company, Mr. Shengcheng Wang, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty dated as of August 6, 2012, by Arctic Spring Limited in favor of the Company, incorporated herein by reference to Annex H-1 to the Proxy Statement.

(d)-(3) Limited Guaranty dated as of August 6, 2012, by Happy Indian Ocean Limited in favor of the Company, incorporated herein by reference to Annex H-2 to the Proxy Statement.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

16

[●], 2012

China Mass Media Corp.

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of China Mass Media Corp., referred to as the “Company”, to be held on [●], 2012, at 10:00 a.m.(Beijing time). The meeting will be held at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

“beneficial ownership”, “beneficially own” or “beneficially owned” in this Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement should be understood in accordance with Rule 13d-3 of the Exchange Act, as set out in Note 3 to the table of “Security Ownership of Certain Beneficial Owners and Management of the Company” section on page 88.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve the merger and approve and authorize the agreement and plan of merger dated as of August 6, 2012, referred to herein as “merger agreement”, among the Company, China Mass Media Holdings Limited, referred to herein as “Parent,” CMM Holdings Limited, referred to herein as “Merger Sub,” and Mr. Shengcheng Wang, the Cayman Plan of Merger which is required to be filed with the Registrar of Companies of the Cayman Islands and the other transactions contemplated thereby. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement. Under the terms of the merger agreement, Merger Sub, a company wholly owned by Parent, will be merged with and into the Company, with the Company being the surviving company. Merger Sub is a Cayman Islands company formed solely for purposes of the merger. Parent is a Cayman Islands company beneficially owned by Mr. Shengcheng Wang, chairman of the board of directors and chief executive officer of the Company. As of the date of this proxy statement, Mr. Shengcheng Wang beneficially owns approximately 75.4% of the Company’s ordinary shares, referred to herein as the “Shares”. If the merger is completed, the Company will continue its operations as a privately-held company and wholly owned subsidiary of Parent and will be beneficially owned solely by Mr. Shengcheng Wang. In addition, if the merger is completed, the Company’s American Depositary Shares, or ADSs, each representing 300 Shares, will no longer be traded on the over-the-counter market commonly referred to as “pink sheets”, and the American Depositary Shares program for the ADSs will be terminated.

If the merger agreement is approved and authorized by the requisite vote of the Company’s shareholders and the merger is completed, each Share, issued and outstanding immediately prior to the effective time of the merger, other than (i) Shares beneficially owned by Mr. Shengcheng Wang or any person controlled by Mr. Shengcheng Wang prior to the effective time of the merger, referred to herein as the “Founder Shares” and (ii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the merger under the Cayman Companies Law, referred to herein as the “Dissenting Shares”, will be cancelled in exchange for the right to receive $0.0167 per Share and each ADS will represent the right to receive $5.00 per ADS then issued and outstanding (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, dated as of August 4, 2008 and amended as of November 28, 2011, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement”, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)), in each case in cash without interest. The Founder Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value as determined pursuant to the Cayman Companies Law as described in more detail below. At the effective time of the merger, each option to purchase Shares under the 2008 Share Incentive Plan shall be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such option immediately prior to the effective time of the merger multiplied by (b) the excess of $0.0167 over the exercise price payable per Share under such option, net of applicable withholding taxes. Such payment will be made no later than 15 days following the effective time of the merger.

An independent committee of the board of directors of the Company, composed solely of directors unrelated to any of the management members of the Company, Parent and Merger Sub, has (1) unanimously determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is substantively and procedurally fair to, and in the best interests of, the Company and its unaffiliated shareholders and ADS holders, (2) declared it advisable to enter into the merger agreement, (3) approved the merger, the merger agreement and the other transactions contemplated thereby, and (4) recommended that the board of directors of the Company approve the merger, the merger agreement and the other transactions contemplated thereby.

1

The board of directors of the Company, after carefully considering all relevant factors, including the unanimous determination and recommendation of the independent committee, has (1) determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is substantively and procedurally fair to, and in the best interests of, the Company and its unaffiliated shareholders and ADS holders, (2) declared it advisable to enter into the merger agreement, (3) approved the merger, the merger agreement and the other transactions contemplated thereby and (4) recommended that the Company’s shareholders vote FOR the approval and authorization of the merger agreement.

The Company’s board of directors unanimously recommends that you vote FOR the approval of the merger and the approval and authorization of the merger agreement and the other transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

The accompanying proxy statement provides you with detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission, referred to herein as the “SEC”, which are available for free at the SEC’s website www.sec.gov.

Regardless of the number of the Shares you own, your vote is very important. The merger cannot be completed unless the merger agreement is approved and authorized by a special resolution of the shareholders of the Company, which requires an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Mr. Shengcheng Wang beneficially owns 566,591,584 Shares, which represent approximately 75.4% of the total Shares. Accordingly, Mr. Shengcheng Wang has sufficient votes to constitute a quorum for the extraordinary general meeting and unilaterally approve and authorize the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting.

Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is [●], 2012 at 9:30 a.m. (Beijing time). Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Share held as of the close of business in the Cayman Islands on [●], 2012 as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting.

Citibank, N.A., in its capacity as ADS depositary, referred to herein as the “ADS depositary”, holds on deposit the Shares that are represented by ADSs. The ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs as of the close of business in New York City on [●], 2012, the ADS record date. Pursuant to Section 4.10 of the Deposit Agreement, holders of Shares shall be deemed, and the ADS depositary shall deem such holders, to have instructed the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the ADS record date. The deadline for the ADS depositary to receive your voting instructions is no later than 10:00 a.m. (New York City time) on [●], 2012.

2

Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of the Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that it does not wish such proxy to be given, that there exists substantial opposition or that would adversely affect the rights of the holders of Shares. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination and notice thereof by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will adversely affect the rights of holders of Shares. Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become holders of Shares prior to the close of business in the Cayman Islands on [●], 2012, the Share record date. ADS holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs to the ADS depositary for cancellation before the close of business in New York City on [●], 2012 together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of the Shares), (ii) payment of (a) the ADS cancellation fees ($5.00 per 100 ADSs (or fraction thereof) to be cancelled) and (b) applicable expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that the ADS holder either (x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for Citibank, Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Shareholders who continue to hold their Shares until the consummation of the merger will have the right to dissent from the merger and to receive payment of the fair value of their Shares (as determined pursuant to the Cayman Companies Law) if the merger is completed, but only if they deliver to the Company, before the shareholder vote to approve and authorize the merger agreement is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND TO RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS' RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY'S FEES REQUIRED FOR SUCH CANCELLATION, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (or alternatively, that they will not vote the Shares) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON [●], 2012, AND BECOME HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON [●], 2012. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your ADSs, please contact the Depositary at Citibank, N.A. ― ADR Department, at 1-877-CITI-ADR (877-248-4237).

3

If you have any questions or need assistance voting your Shares, please call Julie Zhili Sun, the Chief Financial Officer of the Company at 86-10-8809 1099

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

/s/ Liping He	/s/ Shengcheng Wang

Liping He	Shengcheng Wang
On behalf of the Independent Committee	Chairman of the Board

The proxy statement is dated [●], 2012, and is first being mailed to the shareholders and to ADS holders on or about [●], 2012.

4

China Mass Media Corp.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON [●], 2012

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the members of China Mass Media Corp. (the “Company”) will be held on [●], 2012 at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, Beijing time at 10:00 a.m.

“beneficial ownership”, “beneficially own” or “beneficially owned” in this Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement should be understood in accordance with Rule 13d-3 of the Exchange Act, as set out in Note 3 to the table of “Security Ownership of Certain Beneficial Owners and Management of the Company” section on page 88.

Only holders of ordinary shares of the Company, referred to as “Shares”, of record at the close of business in the Cayman Islands on [●], 2012 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment or postponements thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

•	as a special resolution:

THAT the agreement and plan of merger dated as of August 6, 2011 among China Mass Media Holdings Limited, CMM Holdings Limited, the Company and Mr. Shengcheng Wang and the plan of merger between CMM Holdings Limited and the Company to be held with the Registrar of Companies of the Cayman Islands (the “Cayman Plan of Merger”) (such merger agreement and the Cayman Plan of Merger being in the form attached to the Proxy Statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby be and are hereby approved and authorized by the Company;

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

A list of the shareholders of the Company will be available at its principal executive offices at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, during ordinary business hours for the two business days days immediately prior to the extraordinary general meeting.

If you own American Depositary Shares, or ADSs, representing Shares, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than 10:00 a.m. New York City time on [●], 2012 in order to vote the underlying Shares at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you surrender your ADSs to the ADS depositary for cancellation, pay the ADS depositary’s fees required for such cancellation, provide instructions for the registration of the corresponding Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs before the close of business in New York City on [●], 2012, and become a holder of Shares by the close of business in the Cayman Islands on [●], 2012. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the independent committee of the board of directors of the Company composed solely of directors unrelated to any of the management members of the Company, Parent and Merger Sub, the Company’s board of directors approved the merger agreement and recommends that you vote FOR the approval of the merger and the approval and authorization of the merger agreement and the transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

5

Mr. Shengcheng Wang, chairman of the board of directors and chief executive officer of the Company, indicated that he will vote all Shares beneficially owned by him (representing approximately 75.4% of the Company’s Shares) in favor of approval of the merger and adoption of the merger agreement.

The merger cannot be completed unless the merger agreement is approved and authorized by the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Mr. Shengcheng Wang beneficially owns 566,591,584 Shares, which represent approximately 75.4% of the total Shares. Accordingly, Mr. Shengcheng Wang has sufficient votes to constitute a quorum for the extraordinary general meeting and unilaterally approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting.

Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. The deadline to lodge your proxy card is [●], 2012 at 9:30 a.m. (Beijing time). The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Share held as of the close of business in the Cayman Islands on [●], 2012 as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you fail to complete your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted; provided, that, in the case of Shares held in the form of ADSs and pursuant to Section 4.10 of the Deposit Agreement dated as of August 4, 2008 and amended as of November 28, 2011, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement”, holders of ADSs shall be deemed, and the ADS depositary shall deem such holders, to have instructed the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the ADS record date, the close of business in New York City on [●], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that it does not wish such proxy to be given, there exists substantial opposition or the matter to be voted on would adversely affect the rights of holders of Shares. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination and notice thereof by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will adversely affect the rights of holders of Shares.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the approval of the merger and the approval and authorization of the merger agreement and the transactions contemplated thereby and FOR any adjournment of the extraordinary general meeting referred to above unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

6

Shareholders who continue to hold their Shares in their own name until the consummation of the merger will have the right to dissent from the merger and to receive payment of the fair value of their Shares (as determined pursuant to the Cayman Companies Law) if the merger is completed, but only if they deliver to the Company, before the shareholder vote to approve and authorize the merger agreement is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND TO RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS' RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY'S FEES REQUIRED FOR SUCH CANCELLATION, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (or alternatively, that they will not vote the Shares) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY On [●], 2012, AND BECOME HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON [●], 2012. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your ADSs, please contact the Depositary at Citibank, N.A. ― ADR Department, at 1-877-CITI-ADR (877-248-4237).

If you have any questions or need assistance voting your Shares, please call Julie Zhili Sun, the Chief Financial Officer of the Company at 86-10-8809 1099.

The merger agreement and the merger are described in the accompanying proxy statement. Copies of the merger agreement are included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement carefully.

Notes:

1.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.

2.	The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

7

5.	Votes given in accordance with the terms of a proxy card shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the extraordinary meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Shengcheng Wang

Shengcheng Wang

Chairman of the Board of Directors and Chief Executive Officer

[●], 2012

8

1

THE EXTRAORDINARY GENERAL MEETING	62

Date, Time and Place of the Extraordinary General Meeting	62

Proposals to be Considered at the Extraordinary General Meeting	62

Our Board’s Recommendation	63

Record Date; Shares and ADSs Entitled to Vote	63

Quorum	63

Vote Required	63

Procedures for Voting	64

Voting of Proxies and Failure to Vote	65

Revocability of Proxies	65

Whom to Call for Assistance	66

Solicitation of Proxies	66

Other Business	66

THE MERGER AGREEMENT	67

Structure and Completion of the Proposed Merger	67

Memorandum and Articles of Association; Directors and Officers of the Surviving Company	67

Merger Consideration	67

Treatment of Options	68

Exchange Procedures	68

Representations and Warranties	68

Conduct of Business Prior to Closing	72

Acquisition Proposals	74

No Change of Recommendation	74

Shareholders’ Meeting	75

Indemnification; Directors’ and Officers’ Insurance	75

No Knowledge of Inaccuracies	75

Financing	76

Conditions to the Merger	77

Termination of the Merger Agreement	77

Termination Fee and Reimbursement of Expenses	79

Fees and Expenses	79

Modification or Amendment; Waiver of Conditions	79

Remedies	79

2

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS	81

DISSENTERS’ RIGHTS	82

FINANCIAL INFORMATION	84

TRANSACTIONS IN THE SHARES AND ADSs	87

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY	88

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	89

MATERIAL PRC INCOME TAX CONSEQUENCES	92

MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES	93

FUTURE SHAREHOLDER PROPOSALS	94

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	95

WHERE YOU CAN FIND MORE INFORMATION	97

ANNEX A: Agreement and Plan of Merger	A-1

ANNEX B: Opinion of Piper Jaffray & Co. as Financial Advisor	B-1

ANNEX C: Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238	C-1

ANNEX D: Directors and Executive Officers of Each Filing Person	D-1

ANNEX E: Form of Proxy Card	E-1

ANNEX F-1: Form of ADS Voting Instruction Card	F-1

ANNEX F-2: Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company	F-2

ANNEX G-1: Promissory Note	G-1

ANNEX G-2: Promissory Note	G-2

ANNEX H-1: Limited Guaranty	H-1

ANNEX H-2: Limited Guaranty	H-2

3

SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers About the Extraordinary General Meeting and the Merger,” summarizes the material information contained in the proxy statement. However, it may not contain all of the information that may be important to your consideration of the proposed merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 97. In this proxy statement, the terms “we,” “us,” “our,” and the “Company” refer to China Mass Media Corp. All references to “dollars” and “$” in this proxy statement are to United States dollars.

The Parties Involved in the Merger

China Mass Media Corp.

The Company is an independent television advertising company in China. We provide a full range of integrated television advertising services, primarily consisting of advertising agency services and production and sponsorship services. We have extensive experience in media planning, packaging and sales and provide advertising services on an integrated basis that are tailored to advertisers’ needs. For our advertising agency services, we obtain advertising time slots on selected nationally broadcast television channels of CCTV, and procure advertisers to place advertisements during such time slots. For our production and sponsorship services, we design, produce and package content for public service announcements or commercial advertisements. In addition, we solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

Our principal executive office is located at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. Our telephone number at this address is +86 (10) 8809 1099. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

For a description of our history and development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated herein by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of our Annual Report.

Mr. Shengcheng Wang

Mr. Shengcheng Wang is our chairman of the board of directors and chief executive officer of the Company. He beneficially owns 75.4% of our shares. The business address for Mr. Shengcheng Wang is 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. Mr. Shengcheng Wang is a Canadian citizen.

Parent

Parent is a company organized under the laws of the Cayman Islands. Its shareholders are Arctic Spring Limited and Happy Indian Ocean Limited. Arctic Spring Limited and Happy Indian Ocean Limited hold 20% and 80% of the total outstanding shares of Parent, respectively. Parent is a holding company formed solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement.

Merger Sub

Merger Sub is a company organized under the laws of the Cayman Islands. Its sole shareholder is Parent. Merger Sub was formed by Parent solely for the purpose of effecting the merger.

4

Arctic Spring Limited

Arctic Spring Limited is a company organized under the laws of the Cayman Islands. Arctic Spring Limited is part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Shengcheng Wang and his family. Mr. Shengcheng Wang may be deemed to be the beneficial owner of the ordinary shares owned by Arctic Spring Limited in the Company under the U.S. securities law, although Mr. Shengcheng Wang has no direct or indirect equity interests in Arctic Spring Limited.

Happy Indian Ocean Limited

Happy Indian Ocean Limited is a company organized under the laws of the Cayman Islands. Happy Indian Ocean Limited is part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Shengcheng Wang and his family. Mr. Shengcheng Wang may be deemed to be the beneficial owner of the ordinary shares owned by Happy Indian Ocean Limited in the Company under the U.S. securities law, although Mr. Shengcheng Wang has no direct or indirect equity interests in Happy Indian Ocean Limited.

The Merger (Page 67)

You are being asked to vote to approve the merger and to adopt the merger agreement dated as of August 6, 2012 among the Company, Parent, Merger Sub and Mr. Shengcheng Wang pursuant to which, once the merger agreement is adopted by the requisite vote of the shareholders of the Company and the other conditions to completion of the merger are satisfied or waived in accordance with the terms of the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company in the merger. The Company, as the surviving company, will continue to do business under the name “China Mass Media Corp.” following the merger and will be wholly owned by Parent. If the proposed merger is completed, the Company will cease to be a publicly traded company. Copies of the merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement in its entirety because the merger agreement, and not this proxy statement, is the legal document that governs the merger.

Merger Consideration (Page 67)

If the merger is completed, each Share, issued and outstanding immediately prior to the effectiveness of the merger will be cancelled in exchange for the right to receive $0.0167 per Share and each ADS (each ADS representing 300 Shares) will represent the right to receive $5.00 per ADS then issued and outstanding (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, dated as of August 4, 2008 and amended as of November 28, 2011, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement”, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)), in each case in cash without interest, excluding (i) Shares beneficially owned by Mr. Shengcheng Wang or any person controlled by Mr. Shengcheng Wang (the “Founder Shares”) prior to the effective time of the merger (the “Effective Time”) which will be cancelled for no consideration; and (ii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”, and together with the Founder Shares, the “Excluded Shares”), which will be cancelled in exchange for the right to receive the fair value of such Shares as determined pursuant to the Cayman Companies Law.

Each of the Shares beneficially owned by Mr. Shengcheng Wang or any person controlled by him will be cancelled and cease to exist without payment of any consideration. Shares reserved under the Company’s share incentive plan adopted in July 2008 (“2008 Share Incentive Plan”) that have been provisionally deposited with the depositary for the ADSs and are not subject to any outstanding option under the Company’s share incentive plan will be cancelled for no consideration.

At the effective time of the merger, each ordinary share of Merger Sub issued immediately prior to the effective time will be converted into one fully paid ordinary share of the surviving company. Such ordinary shares will be the only issued share capital of the surviving company at the effective time of the merger.

Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law will be cancelled for the right to receive the fair value of such Shares as determined pursuant to the Cayman Companies Law.

5

Treatment of Options (Page 68)

At the effective time of the merger, each option to purchase Shares under the 2008 Share Incentive Plan shall be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such option immediately prior to the effective time of the merger multiplied by (b) the excess of $0.0167 over the exercise price payable per Share under such option, net of applicable withholding taxes. Such payment will be made no later than 15 days following the effective time of the merger.

Record Date and Voting (Page 63)

You are entitled to vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on [●], 2012 or if you are a holder of ADSs at the close of business in New York City on [●], 2012, the Share record date and the ADS record date for voting at the extraordinary general meeting, respectively. If you own ADSs on the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 10:00 a.m. New York City time on [●], 2012 in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you own ADSs on the ADS record date, you cancel your ADSs (and certify you have not instructed, and will not instruct, the ADS depositary to vote the Shares represented by your ADSs) before the close of business in New York City on [●], 2012, you pay to the ADS depositary the (a) ADS cancellation fees ($5.00 per 100 ADSs cancelled) and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes) and you become a holder of Shares prior to the close of business in the Cayman Islands on [●], 2012, the Share record date. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share record date, there would be 751,697,920 Shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is [●], 2012 at 9:30 a.m. (Beijing time). See “Voting Information” below.

Shareholder Vote Required to Approve and Authorize the Merger Agreement (Page 63)

Approval and authorization of the merger agreement requires the approval by a special resolution of the shareholders of the Company, which requires an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person, by proxy or by corporate representative as a single class at the extraordinary general meeting.

Based on the number of Shares expected to be outstanding on the record date, approximately 501,131,947 Shares must be voted in favor of the proposal to approve and authorize the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

Mr. Shengcheng Wang, beneficially owns 564,676,767 Shares, which represent approximately 75.4% of the total Shares. Accordingly, Mr. Shengcheng Wang, has sufficient votes to constitute a quorum for the extraordinary general meeting and unilaterally approve and authorize the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting.

If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as “broker non-votes.”

6

Voting Information (Page 64)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is [●], 2012 at 9:30 a.m. (Beijing time). If you hold ADSs, please complete, sign, date and return the ADS voting instructions card that accompanied this proxy statement to the ADS depositary. If a broker holds your Shares or ADSs in “street name,” your broker should provide you with instructions on how to vote your Shares or ADSs.

If you own ADSs as of the close of business in New York City on [●], 2012, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than 10:00 a.m. New York City time on [●], 2012 in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business in the Cayman Islands on [●], 2012. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on [●], 2012 together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of (a) the ADS cancellation fees ($5.00 per 100 ADS to be cancelled) and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that you held the ADSs as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for Citibank, Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Dissenter Rights of Shareholders and ADS Holders (Page 82)

Shareholders who continue to hold their Shares in their own name until the consummation of the merger will have the right to dissent from the merger and to receive payment of the fair value of their Shares (as determined pursuant to the Cayman Companies Law) if the merger is completed, but only if they deliver to the Company, before the shareholder vote to approve and authorize the merger agreement is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined under the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND TO RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS' RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY'S FEES REQUIRED FOR SUCH CANCELLATION, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (or alternatively, that they will not vote the Shares) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON [●], 2012, AND BECOME HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON [●], 2012. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your rights to dissent from the merger.

7

Purposes and Effects of the Proposed Merger (Page 49)

The purpose of the merger is to enable Parent to acquire 100% control of the Company in a transaction in which the Company’s unaffiliated shareholders and ADS holders will be cashed out in exchange for $0.0167 per Share (or $5.00 per ADS less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)) in each case in cash and without interest.

Our ADSs are currently traded on the over-the-counter market commonly referred to as “pink sheets”. It is expected that, following the consummation of the merger, the Company will cease to be a publicly traded company and will instead become a private company, the shares of which will be beneficially owned by Mr. Shengcheng Wang. Following the completion of the proposed merger, our ADSs will no longer be traded on the over-the-counter market, and the American Depositary Shares program for the ADSs will be terminated.

Plans for the Company after the Proposed Merger (Page 53)

After the effective time of the merger, Parent anticipates that the Company will continue its current operations, except that it will cease to be a public company and will instead be a wholly owned subsidiary of Parent. The Company will no longer be subject to the reporting obligations under the Exchange Act and the related direct and indirect costs and expenses.

Parent has advised the Company that, except for the transactions contemplated by the merger agreement, it does not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

•	any other material changes in the Company’s business.

Recommendations of the Independent Committee and the Board of Directors (Page 29)

The independent committee has unanimously (i) determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is substantively and procedurally fair to, and in the best interests of, the Company and its unaffiliated shareholders and ADS holders, and deemed it advisable to enter into the merger agreement, (ii) approved the merger, the merger agreement and the other transactions contemplated thereby, and (iii) recommended that our board of directors approve and adopt the merger agreement and the transactions contemplated by the merger agreement. Based in part on the unanimous recommendation of the independent committee, our board of directors has determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is substantively and procedurally fair to, and in the best interests of, the Company and its unaffiliated shareholders and ADS holders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT.

The primary benefits of the merger to the Company’s unaffiliated shareholders and ADS holders include, without limitation, the following:

•	the merger consideration of $0.0167 per Share and $5.00 per ADS in cash representing a premium of 100.0% over the closing price in the over-the-counter market as quoted by Bloomberg L.P. on May 3, 2012, the last trading day prior to the Company’s announcement on May 4, 2012 that it had received a “going private” proposal.

8

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value, and the risks related to our substantial leverage, following the merger.

•	the reduction of the costs and administrative burden associated with operating the Company as a publicly traded company, including the costs associated with regulatory filings and compliance requirements.

The primary detriments of the merger to the Company’s unaffiliated shareholders and ADS holders include, without limitation, the following:

•	such shareholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Company’s ordinary shares, if any.

•	in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder (as defined under “Material U.S. Federal Income Tax Consequences”) of Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Shares or ADSs in the merger generally will be required to recognize gain as a result of the merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares or ADSs. Because it is likely that the Company is or has been a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes during a U.S. Holder’s holding period for Shares or ADSs, a U.S. Holder’s gain generally will be taxed under special U.S. federal income tax rules, as described under “Material U.S. Federal Income Tax Consequences.”

•	after the completion of the merger, the Company will no longer be subject to protections that the United States federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

The foregoing summary of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive and for a more detailed discussion of the material factors considered by our board of directors and the independent committee in determining to recommend the adoption of the merger agreement and in determining that the merger is substantively and procedurally fair to our unaffiliated shareholders and ADS holders, see “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 29 and “Special Factors—Effect of the Proposed Merger on the Company—Primary Benefits and Detriments of the Merger” beginning on page 51 for additional information. The foregoing summary is qualified in its entirety by reference to these sections.

Position of Buyer Filing Persons as to Fairness (Page 34)

We refer to Mr. Shengcheng Wang, Parent, Merger Sub, Arctic Spring Limited and Happy Indian Ocean Limited, collectively, as the “Buyer Filing Persons.” Each of the Buyer Filing Persons believes that the merger is both procedurally and substantively fair to the Company’s unaffiliated shareholders and ADS holders. The Buyer Filing Persons’ belief is based upon the factors discussed in “Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger” beginning on page 34 of this proxy statement.

Financing of the Merger (Page 54)

Parent estimates that the total amount of funds required to complete the merger and related transactions, including payment of fees and expenses in connection with the merger is anticipated to be approximately $3.6 million, assuming no exercise of dissenters’ rights by shareholders of the Company. This amount is expected to be provided through an unconditional shareholder loan made to Parent by Happy Indian Ocean Limited and Arctic Spring Limited, shareholders of the Company, pursuant to a deed of promissory note executed, sealed and delivered by each of Happy Indian Ocean Limited and Arctic Spring Limited on August 6, 2012 in favor of Parent (each a “Promissory Note”, collectively the “Promissory Notes”). The obligation of Parent and Merger Sub to complete the merger is not conditioned on the receipt of any financing. Happy Indian Ocean Limited and Arctic Spring Limited’s disbursement obligations under the Promissory Notes are due upon the effective time of the merger, not subject to any conditions. See “Special Factors—Financing” beginning on page 54 for additional information.

9

Limited Guaranty (Page 55)

Each of Happy Indian Ocean Limited and Arctic Spring Limited have agreed to guarantee 80% and 20% respectively, of the obligations of Parent under the merger agreement to pay, under certain circumstances, a reverse termination fee to the Company and reimburse certain expenses.

Share Ownership of the Company Directors and Officers (Page 88)

As of the date of this proxy statement, Mr. Shengcheng Wang, beneficially owns approximately 75.4% of our Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company.”

Mr. Shengcheng Wang indicated that he will vote all Shares beneficially owned by him in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement, and against any competing proposal at any shareholders’ meeting of the Company.

Opinion of Financial Advisor to the Independent Committee (Page 40)

On August 6, 2012, Piper Jaffray & Co. (“Piper Jaffray”), the financial advisor to the independent committee, rendered an oral opinion to the independent committee (which was confirmed in writing by delivery of Piper Jaffray’s written opinion dated the same date), as to the fairness, from a financial point of view, of the $0.0167 per Share merger consideration and the $5.00 per ADS merger consideration to be received by holders of the Shares and the ADSs (other than any affiliates of the Company or Parent and holders of (i) the Founder Shares; or (ii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”, and together with the Founder Shares, the “Excluded Shares”)) in the merger, as of August 6, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Piper Jaffray in preparing its opinion.

Piper Jaffray’s opinion was directed to the independent committee and only addressed the fairness from a financial point of view of the consideration to be received by holders of the Shares and the ADSs (other than any affiliates of the Company or Parent and holders of the Excluded Shares) in the merger, and does not address any other aspect or implication of the merger. The summary of Piper Jaffray’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Piper Jaffray in preparing its opinion. We encourage holders of the Shares and the ADSs to read carefully the full text of Piper Jaffray’s written opinion. However, neither Piper Jaffray’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to the independent committee or any holder of the Shares or the ADSs as to how to act or vote with respect to the merger or related matters. See “Special Factors – Opinion of the Independent Committee’s Financial Advisor.”

Interests of the Company’s Executive Officers and Directors in the Merger (Page 55)

In considering the recommendations of the board of directors, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interest of the Company’s shareholders generally. These interests include, among others,

•	the ownership of equity interests in Parent by Arctic Spring Limited and Happy Indian Ocean Limited, whose Shares in the Company are beneficially owned by Mr. Shengcheng Wang;

10

•	the potential enhancement or decline of share value for Parent, the Shares of which are beneficially Owned by Mr. Shengcheng Wang, as a result of the merger and future performance of the surviving company;

•	continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company; and

•	the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

In addition, at the effective time of the merger, each option to purchase Shares under the 2008 Share Incentive Plan shall be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such option immediately prior to the effective time of the merger multiplied by (b) the excess of $0.0167 over the exercise price payable per Share under such option, net of applicable withholding taxes. Such payment will be made no later than 15 days following the effective time of the merger.

As of the date of this proxy statement, Mr. Shengcheng Wang, the Chairman and Chief Executive Officer of the Company, beneficially owns 566,591,584 Shares, which represent approximately 75.4% of the total Shares.

See “Special Factors — Interests of Certain Persons in the Merger.” The independent committee and our board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the merger agreement and related matters.

Limitation on Solicitation and Acquisition Proposals (Page 74)

None of the Company, any of its subsidiaries, officers or directors may (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal; or (ii) otherwise knowingly facilitate any effort or attempt to make an acquisition proposal. However, prior to obtaining shareholder approval of the merger agreement, the Company may, (i) after its receipt of an acquisition proposal from any person, contact such person who made an unsolicited acquisition proposal to clarify and understand the terms and conditions of such acquisition proposal so as to determine whether such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal, (ii) provide information in response to an unsolicited request by any person who has made such acquisition proposal; (iii) engage or participate in any discussions or negotiations with such person; or (iv) approve, recommend, or declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an acquisition proposal. In each such case referred to in (ii) or (iii) above, the board of directors of the Company must have determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such acquisition proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal. In the case referred to in (iv) above, the board of directors of the Company must have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such acquisition proposal is a superior proposal.

Termination of the Merger Agreement (Page 77)

The merger agreement may be terminated at any time prior to the consummation of the merger, whether before or after shareholder approval has been obtained:

by mutual written consent of the Company and Parent;

by either of the Company or Parent, if:

11

•	the merger is not completed by the “termination date” (which is February 6, 2012), provided that this termination right is not available to a party if the failure to consummate the merger on or before the termination date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement;

•	any law, rule or regulation restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable law, rule or regulation is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement; or

•	our shareholders do not adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof.

by Parent, if:

•	the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within 30 business days after written notice of such breach;

•	the board of directors of the Company has made a change of recommendation; the board of directors of the Company approves or recommends any acquisition proposal other than the merger; or the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing;

•	the Company fails to hold the extraordinary general meeting within 10 business days prior to the termination date due to a willful or intentional breach by the Company and not due to any material breach by Parent or Merger Sub that causes the failure of the Company to hold the extraordinary general meeting; or

•	all of the closing conditions are otherwise satisfied but the Parent notifies the Company that it does not intend to fund the merger transaction.

by the Company:

•	if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within 30 business days after written notice of such breach;

•	prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal; or

•	if all of the closing conditions are otherwise satisfied and the Company stands ready to consummate the transaction, but the Parent fails to fund the exchange fund within five business days following the date on which such closing conditions were satisfied.

12

Termination Fee and Reimbursement of Expenses (Page 79)

The Company is required to pay Parent a termination fee of $50,000 and fees and expenses incurred by Parent of up to $200,000 in the event the merger agreement is terminated (i) by Parent due to a material breach by the Company; (ii) by Parent if (x) the board of directors of the Company makes a change of recommendation; (y) the board of directors of the Company approves or recommends any acquisition proposal other than the merger; or (z) the Company or the board of directors of the Company publicly announces its intention to do any of the foregoing; (iii) by Parent due to failure of the Company to hold the extraordinary general meeting within 10 business days prior to the termination date due to a willful or intentional breach by the Company and not due to any material breach by Parent or Merger Sub that causes the failure of the Company to hold the extraordinary general meeting; or (iv) by the Company prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal.

The Company is required to pay fees and expenses incurred by Parent of up to $200,000 if the merger agreement is terminated by Parent or the Company because the shareholders’ approval is not obtained and prior to the extraordinary general meeting, the Company’s board of directors has made a change of recommendation.

Parent is required to pay the Company a termination fee of $50,000 and fees and expenses incurred by the Company of up to $500,000 in the event the merger agreement is terminated (i) by the Company due to a material (but not willful or intentional) breach by Parent or Merger Sub; or (ii) by the Company if all of the closing conditions are otherwise satisfied but Parent fails to fund the merger and the Company stands ready to close.

Parent is required to pay the Company a termination fee of $100,000 and fees and expenses incurred by the Company of up to $500,000 in the event the merger agreement is terminated (i) by the Company due to material willful or intentional breaches by Parent or Merger Sub; or (ii) by the Company if all of the closing conditions are otherwise satisfied, but Parent notifies the Company that it does not intend to fund the merger consideration.

Material U.S. Federal Income Tax Consequences (Page 89)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Material U.S. Federal Income Tax Consequences” beginning on page 89. The tax consequences of the merger to you will depend upon your own personal circumstances. Because it is likely that the Company is or has been a PFIC for U.S. federal income tax purposes during a U.S. Holder’s holding period for Shares or ADSs, any gain recognized by a U.S. Holder on the receipt of cash in exchange for such U.S. Holder’s ADSs or Shares generally will be taxed under special U.S. federal income tax rules, as described under “Material U.S. Federal Income Tax Consequences.” You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you.

Material PRC Income Tax Consequences (Page 92)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain recognized on the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares and ADSs that are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our Shares or ADSs pursuant to the merger by our shareholders or ADS holders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of up to 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. See “Material PRC Income Tax Consequences” beginning on page 92.

Material Cayman Islands Tax Consequences (Page 93)

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (ii) registration fees will be payable to the Registrar of Companies to register the plan of merger. See “Material Cayman Islands Tax Consequences” beginning on page 93.

13

Regulatory Matters (Page 58)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

Accounting Treatment of the Merger (Page 58)

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in a manner similar to a pooling-of-interests, in accordance with Accounting Standards Codification 805-50, “Business Combinations – Related Issues.”

Conditions to the Merger (Page 77)

The respective obligations of the Company, Parent and Merger Sub to consummate the Merger and the other transactions contemplated by the merger agreement are subject to the satisfaction of the following conditions:

•	the merger agreement and merger being approved and authorized by a special resolution of the shareholders at the extraordinary general meeting; and

•	no court or governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, rule or regulation that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger.

The obligations of Parent and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•	the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, subject to a material adverse effect exception;

•	the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or before the closing date;

•	since the date of the merger agreement, no change, event, circumstance or development having occurred that has had, or would reasonably be expected to have, a material adverse effect; and

•	our shareholders holding not more than 10% of the outstanding Shares having validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, subject to a materiality exception; and

•	each of Parent and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date.

14

Market Price of the Company’s ADS (Page 60)

The closing price of the Company’s ADSs in the over-the-counter market on May 3, 2012, the last trading date prior to the announcement of the proposed merger transaction, was $2.50 per ADS. The merger consideration of $5.00 per ADS to be paid in the merger represents a premium of approximately 100.0% to that closing price.

Fees and Expenses (Page 79)

If the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

15

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	What is the proposed transaction?

A:	The proposed transaction is a going private transaction pursuant to which Merger Sub will merge with and into the Company. Once the merger agreement is approved and authorized by the shareholders of the Company and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company after the merger. If the merger is completed, the Company will continue its operations as a privately held company owned solely by Parent, and as a result of the merger, the ADSs will no longer be traded on the over-the-counter market commonly referred to as “pink sheets”, and the Company will cease to be a public company and the American Depositary Shares program for the ADSs will be terminated.

Q:	What will I receive in the merger?

A:	If you own Shares and the merger is completed, you will be entitled to receive $0.0167 in cash, without interest, for each Share you own as of the effective time of the merger (unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you may be entitled to the value of each share as determined pursuant to the Cayman Companies Law).

If you own ADSs and the merger is completed, you will be entitled to receive $5.00 per ADS in cash without interest (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)), for each ADS you own as of the effective time of the merger unless you (i) surrender your ADS to the ADS depositary for cancellation, pay the ADS depositary’s fees required for such cancellation, provide instructions for the registration of the corresponding Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Shares) before the close of business in New York City on [●], 2012 and become a holder of Shares by the close of business in the Cayman Islands on [●], 2012 and (ii) comply with the procedures and requirements for exercising dissenters’ rights for the Shares under Section 238 of the Cayman Companies Law.

See “Material U.S. Federal Income Tax Consequences,” “Material PRC Income Tax Consequences” and “Material Cayman Islands Tax Consequences” beginning on page 89 for a more detailed description of the tax consequences of the proposed merger. You should consult with your own tax advisor for a full understanding of how the proposed merger will affect your U.S. federal, state, local and/or foreign taxes.

Q:	What vote of our shareholders is required to approve and authorize the merger agreement?

A:	Approval and authorization of the merger agreement requires the approval by a special resolution of the shareholders of the Company, which requires the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

We expect that, as of [●], 2012, the Share record date for the extraordinary general meeting, 751,697,920 Shares would be outstanding and entitled to vote at the extraordinary general meeting.

16

Q:	How will the Company’s stock options be treated in the merger?

A:	At the effective time of the merger, each option to purchase Shares under the 2008 Share Incentive Plan shall be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such option immediately prior to the effective time of the merger multiplied by (b) the excess of $0.0167 over the exercise price payable per Share under such option, net of applicable withholding taxes. Such payment will be made no later than 15 days following the effective time of the merger.

Q:	After the merger is completed, how will I receive the cash for my Shares?

A.	As soon as practicable after the merger is completed, a paying agent appointed by Parent will mail you written instructions on how to receive the per Share merger consideration of $0.0167 in cash without interest. You will receive cash for your Shares from the paying agent after you comply with these instructions.

If your Shares are represented by share certificates, unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights in accordance with Section 238 of the Cayman Companies Law, upon a surrender of the share certificates (or affidavit and indemnity of loss in lieu of the share certificates), the paying agent will send to you the per Share merger consideration of $0.0167 in cash, without interest, in exchange for the cancellation of your share certificates after completion of the merger. If you hold your Shares in book-entry form, that is, without a share certificate, unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights in accordance with Section 238 of the Cayman Companies Law, the paying agent will automatically send to you the per Share merger consideration of $0.0167 in cash, without interest, in exchange for the cancellation of your Shares after completion of the merger. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the share certificate will be issued to such transferee if the share certificates (if any) which immediately prior to the effective time represented such Shares are presented to the paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

If your Shares of the Company are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	After the merger is completed, how will I receive the cash for my ADSs?

If you own ADSs, as soon as practicable after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS depositary will pay to the surrendering person $5.00 per ADS in cash without interest (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)). The ADS depositary has no obligation to make payment of the ADS merger consideration unless it is in receipt of payment of the ADS cancellation fees ($5.00 per 100 ADSs (or fraction thereof)).

If your ADSs are represented by certificates, also referred to as American depositary receipts or ADRs, unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send to you a cheque for the per ADS merger consideration of $5.00 in cash without interest (less $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)), in exchange for the cancellation of your ADRs after the completion of the merger. If you hold your ADSs in un-certificated form, that is, without an ADR, unless you have surrendered your ADSs to the ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send to you a cheque for the per ADS merger consideration of $5.00 in cash without interest (less (i) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (ii) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)), in exchange for the cancellation of your ADSs after the completion of the merger. The per ADS merger consideration may be subject to backup withholding if the ADS depositary has not received from you a duly completed and signed U.S. Internal Revenue Service, or “IRS”, Form W-9 or the appropriate IRS Form W-8. In the event of a transfer of ownership of ADRs that is not registered in the register of ADR holders maintained by the ADS depositary, the cheque for any cash to be issued upon cancellation of the ADRs will be issued to such transferee if the ADRs are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADR transfer taxes have been paid or are not applicable. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from the transferee a duly completed and signed IRS Form W-9 or the appropriate IRS Form W-8.

17

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you hold your ADSs in street name and you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

Q:	Where and when will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, on [●], 2012, starting at 10:00 a.m. Beijing time.

Q:	What matters will be voted on at the extraordinary general meeting?

A:	You will be asked to consider and vote on the following proposals:

•	to approve the merger and approve and authorize the merger agreement and the other transactions contemplated thereby; and

•	to approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting;

Q:	How does the Company’s board of directors recommend that I vote on the proposals?

A:       After careful consideration and upon the unanimous recommendation of the independent committee, our board of directors, by a unanimous vote, recommends that you vote:

•	FOR the proposal to approve the merger and approve and authorize the merger agreement and the other transactions contemplated thereby; and

•	FOR the proposal to approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

You should read “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 29 for a discussion of the factors that our independent committee and board of directors considered in deciding to recommend the approval and authorization of the merger agreement. In addition, in considering the recommendation of our independent committee and board of directors with respect to the merger agreement, you should be aware that some of the Company’s directors’ and officers’ interests in the merger that are different from, or in addition to, the interests of our shareholders generally. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 55.

18

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The Share record date for voting at the extraordinary general meeting is [●], 2012. Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the Share record date are entitled to vote at the extraordinary general meeting or any adjournment thereof. The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is [●], 2012. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs by the close of business in New York City on [●], 2012, pay the applicable fees, costs and expenses, complete and deliver the requisite certifications, and become a holder of Shares by the close of business in the Cayman Islands on [●], 2012, the Share record date. To cancel your ADSs after any time of the ADS record date and the Share record date, you will be required to certify that either (x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence, in person or by proxy, of shareholders representing not less than an aggregate of one-third of all voting share capital of the Company in issue and entitled to vote will constitute a quorum for the extraordinary general meeting.

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as quickly as possible and currently expect the merger to close in the fourth quarter of 2012. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived, as permitted by law.

Q:	What happens if the merger is not completed?

A:	If the merger and merger agreement are not approved and authorized by our shareholders, or if the merger is not completed for any other reason, our shareholders will not receive any payment for their Shares or ADSs pursuant to the merger agreement nor will the holders of any share options receive payment in respect of such share options. In addition, the Company will remain a public company. The Company’s ADSs will continue to be traded on the over-the-counter market commonly referred to as “pink sheets”. In addition, the Company will remain subject to SEC reporting obligations. Mr. Shengcheng Wang indicated that he would vote all of the Shares beneficially owned by him in favor of the adoption of the merger agreement. Mr. Shengcheng Wang beneficially owns approximately 75.4% of the Shares of the Company.

Under specified circumstances, the Company may be required to pay Parent a termination fee and/or reimburse Parent for its expenses, or Parent may be required to pay the Company a termination fee and/or reimburse the Company for its expenses, in each case, as described in “The Merger Agreement—Termination Fee and Reimbursement of Expenses” beginning on page 79.

19

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	How do I vote if Shares are registered in my name?

A:	If Shares are registered in your name (that is, you do not hold ADSs) as of the Share record date for shareholder voting, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible but in any event at least 48 hours before the time of the extraordinary general meeting so that your Shares will be represented and may be voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the approval of the merger and the approval and authorization of the merger agreement and the other transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, see below.

Q:	How do I vote if I own ADSs?

A:	If you own ADSs as of the close of business in New York City on [●], 2012, you cannot attend or vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS Voting Instruction Card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:00 a.m. New York City time on [●], 2012. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions. Pursuant to Section 4.10 of the Deposit Agreement, holders of ADSs shall be deemed, and the ADS depositary shall deem such holders, to have instructed the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the ADS record date, the close of business in New York City on [●], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that it does not wish such proxy to be given, there exists substantial opposition or the matter to be voted would adversely affect the rights of holders of Shares. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination and notice thereof by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will adversely affect the rights of the holders of Shares. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs prior to the close of business in New York City on [●], 2012 and become a holder of Shares by the close of business in the Cayman Islands on [●], 2012, the Share record date. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If you wish to cancel your ADSs, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation prior to the close of business in New York City on [●], 2012 together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of the ADS cancellation fees ($5.00 per 100 ADS to be cancelled) and all applicable expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that the ADS holder either (x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for Citibank, Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder. If after registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

20

Q:	If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?

A:	Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee to vote your Shares that it holds, those Shares will not be voted, however, if you do not instruct your broker, bank or other nominee to vote your ADSs that it holds, those ADSs may nevertheless be voted in accordance with the terms of the Deposit Agreement.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to approve and authorize the merger agreement?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted; provided, that, in the case of ADSs and pursuant to Section 4.10 of the Deposit Agreement, holders of ADSs shall be deemed, and the ADS depositary shall deem such holders, to have instructed ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the ADS record date, the close of business in New York City on [●], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that it does not wish such proxy to be given, there exists substantial opposition or that would adversely affect the rights of holders of Shares. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination and notice thereof by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will adversely affect the rights of holders of Shares.

Q:	May I change my vote?

A:	Holders of our Shares may revoke their proxies in one of three ways:

•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.

•	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

21

If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:00 a.m. New York City time on [●], 2012. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary.

•	Second, a holder of ADSs can complete, date and submit a new ADS Voting Instruction Card to the ADS depositary bearing a later date than the ADS Voting Instruction Card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	Should I send in my share certificates or my ADSs now?

A:	No. Promptly after the merger is completed, each holder of record as of the time of the merger will be sent written instructions for exchanging their share certificates for the per Share or per ADS merger consideration. These instructions will tell you how and where to send in your share certificates for your cash consideration. You will receive your cash payment after the paying agent receives your share certificates and any other documents requested in the instructions. Please do not send share certificates with your proxy. Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the merger is completed, the ADS depositary will call for the surrender of all ADRs for delivery of the merger consideration. ADR holders will be receiving a similar form of letter of transmittal and written instructions from the ADS depositary relating to the foregoing.

Holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book-entry form) will automatically receive their cash consideration as soon as practicable after the effective time of the merger without any further action required on the part of such holders.

If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you hold your ADSs in street name and you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

Q:	What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:	The record date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your Shares of the Company after the record date for voting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to your purchaser, but will transfer the right to receive the per Share merger consideration of $0.0167 in cash without interest to the person to whom you transfer your Shares, so long as such person is registered as the owner of such Shares when the merger is completed. In such case, your vote is still very important and you are encouraged to vote.

The record date of ADSs for the extraordinary general meeting is [●], 2012. If you transfer your ADSs after the ADS record date but before the extraordinary general meeting, you will retain your right to instruct the ADS depositary to vote at the extraordinary general meeting, but will transfer the right to receive the merger consideration of $5.00 per ADS in cash without interest (less (i) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (ii) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)) to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the merger is completed.

22

Q:	Do shareholders have appraisal rights?

A:	Yes. Shareholders who continue to hold their Shares until the consummation of the merger will have the right to dissent from the merger and to receive payment of the fair value of their Shares (as determined pursuant to the Cayman Companies Law) if the merger is completed, but only if they deliver to the Company, before the shareholder vote to approve and authorize the merger agreement is taken, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters’ rights with respect to your Shares.

ADS holders will not have the right to dissent from the merger and to receive payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not attempt to perfect any dissenters' rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS depositary for cancellation, pay the ADS depositary’s fees required for such cancellation, provide instructions for the registration of the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Shares) before the close of business in New York City on [●], 2012, and become registered holders of Shares by the close of business in the Cayman Islands on [●], 2012. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Companies Law.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 82 as well as “Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238” to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	If I own ADSs and seek to exercise dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:	If you own ADSs and wish to exercise dissenters’ rights, you must surrender your ADSs for cancellation at the ADS depositary’s office at 111 Wall Street, New York, New York 10013. Upon your payment of its fees, including the applicable ADS cancellation fee ($5.00 per 100 ADS to be cancelled) and all applicable expenses and taxes (such as stamp taxes and stock transfer taxes), and a certification that you have not given, and will not give, voting instructions to the ADS depositary in respect of the ADSs being cancelled (or alternatively, that you will not vote the Shares), the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder.

The deadline for surrendering ADSs to the ADS depositary for these purposes is the close of business in New York City on [●], 2012.

You must become a registered holder of your Shares and lodge a written notice of objection to the plan of merger prior to the extraordinary general meeting.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	No. The Company will not engaged any proxy solicitor.

23

Q:	Who can help answer my questions?

A:	If you have any questions or need assistance voting your ADSs, please contact the Depositary at Citibank, N.A. ― ADR Department, at 1-877-CITI-ADR (877-248-4237).

If you have any questions or need assistance voting your Shares, please call Julie Zhili Sun, the Chief Financial Officer of the Company at 86-10-8809 1099.

Q:	Do any of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders?

A:	Yes. Some of the directors or executive officers have interests in the merger that may differ from those of other shareholders, including: (a) the beneficial ownership of equity interests in Parent by Mr. Shengcheng Wang; (b) the potential enhancement or decline in value of Parent’s shares, of which Mr. Shengcheng Wang is the beneficial owner, as a result of the merger and future performance of the surviving company; (c) continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company; and (d) the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 55 for a more detailed discussion of how some of our Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally

Q:	How will our directors and executive officers vote on the proposal to approve and authorize the merger agreement?

A:	Mr. Shengcheng Wang indicated that he will vote all of the Shares beneficially owed by him in favor of approval and authorization of the merger agreement. We expect that, as of [●], 2012, the Share record date for the extraordinary meeting, Mr. Shengcheng Wang will beneficially own, in the aggregate, 566,591,584 Shares of the Company, approximately 75.4% of the Shares of the Company.

24

SPECIAL FACTORS

Background of the Proposed Merger

Our board of directors and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, our board of directors and senior management, from time to time, have considered strategic alternatives that may be available to the Company.

In March 2012, NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE on the grounds that we had fallen below the NYSE’s continued listing standard, which requires us to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period. On March 19, 2012, NYSE suspended the trading of our ADSs. Our ADSs are currently quoted on the over-the-counter market. Our Chairman, Mr. Shengcheng Wang, started to contemplate the feasibility of a going-private transaction involving the Company after the Company’s ADSs were delisted from NYSE, primarily due to the concern that our ADSs are currently traded on the highly illiquid over-the-counter market.

On April 15, Mr. Shengcheng Wang called Ms. Julie Zhili Sun, the Company’s chief financial officer, about the possibility of a going private transaction. He authorized Ms. Julie Zhili Sun to act as his representative to pursue such possibility.

On April 19, 2012, at the direction of Mr. Shengcheng Wang, Ms. Julie Zhili Sun contacted DLA Piper LLP (“DLA”) about possibly retaining DLA to provide legal services to Mr. Shengcheng Wang in connection with a potential going private transaction.

On April 24, 2012, Ms. Julie Zhili Sun, acting on behalf of Mr. Shengcheng Wang, executed an engagement letter with DLA, appointing DLA as U.S. legal counsel to Mr. Shengcheng Wang in connection with a possible going private transaction involving the Company.

From April 24, 2012 to May 2, 2012, Mr. Shengcheng Wang, Ms. Julie Zhili Sun and DLA prepared and finalized the going private transaction proposal to be made to the Company’s board of directors.

On May 2, 2012, Mr. Shengcheng Wang delivered to the board a formal proposal letter, describing the proposed terms of the potential transaction. The proposal letter contained an offer to acquire all of the ADSs of the Company held by the public investors for cash of not more than $5.00 per ADS (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)), and all of the options for cash of not more than $0.0167 per option.

On May 3, 2012, following a telephonic meeting attended by all members of the board of directors of the Company except for Mr. Shengcheng Wang, the board of directors resolved that it was in the best interests of the Company to form an independent committee (the “Independent Committee”), consisting of four independent directors, Dr. Liping He, Mr. Jianmin Qu, Mr. Xingzhao Liu and Mr. Yong Chen, to consider and attend to all matters in connection with the proposal letter from Mr. Shengcheng Wang and the transactions contemplated thereby. The board authorized the Independent Committee to (i) explore, review and determine the best course or courses of action for the Company in order to maximize the Company's value in the best interest of the Company and its shareholders; (ii) review and evaluate the terms and conditions and determine the advisability of the transaction proposed by Mr. Shengcheng Wang or any alternative proposals from other interested parties; (iii) negotiate the price, structure, form, terms and conditions of the proposed transaction with Mr. Shengcheng Wang or any alternative proposals; (iv) determine whether the proposed transaction with Mr. Shengcheng Wang or any alternative proposal is fair to, and in the best interest of, the Company and its public shareholders that are unaffiliated with Mr. Shengcheng Wang; (v) disapprove the proposed transaction or any alternative proposals on behalf of the Company if the Independent Committee deemed it appropriate in its sole discretion; and (vi) recommend to the board of directors what action, if any, should be taken by the Company with respect to the proposed transaction with Mr. Shengcheng Wang or any alternative proposal.

25

On May 3, 2012, following the board meeting, the Independent Committee held its initial organizational meeting, during which it elected Dr. Liping He to serve as chairman. The Independent Committee decided to appoint Shearman & Sterling LLP (“S&S”) as its independent U.S. legal counsel and Maples and Calder (“Maples”) as its independent Cayman Islands counsel based on their well-established track record in going private transactions for China-based companies. The Independent Committee emphasized that such appointments would be subject to further negotiation of engagement letters with the foregoing. S&S then briefly described the functions of an Independent Committee in a going private transaction and answered questions regarding logistical matters from members of the Independent Committee. In addition, S&S cautioned that the Independent Committee should not communicate directly with the buyer without first consulting its advisors. The Independent Committee acknowledged that it will evaluate the transaction in a deliberate and thoughtful matter, free of extraneous influence from any interested party in the transaction. The engagement letters with each of S&S and Maples were later executed on June 1, 2012 and May 29, 2012, respectively.

On May 4, 2012, the Independent Committee held a telephonic meeting with S&S. At this meeting, the Independent Committee reviewed with S&S the terms of the proposal letter and the key steps in typical going private transactions for Cayman Islands companies. The Independent Committee also discussed with S&S the fiduciary duties of the Independent Committee in evaluating going private transaction proposals and members of the Independent Committee asked, and S&S answered, several questions about the transaction process and the Independent Committee’s role and responsibilities in such a process. Later in the day, the Company issued a press release regarding its receipt of the proposal letter from Mr. Shengcheng Wang, and the transaction proposed therein, and furnished the press release as an exhibit to its Current Report on Form 6-K.

On May 14, 2012, the Independent Committee held telephonic interviews with three global investment banks which had submitted their qualifications and proposals to act as the Independent Committee’s financial advisor. After final deliberations on the experience, qualifications and reputation of each of the three investment banks, the Independent Committee decided to engage Piper Jaffray & Co (“Piper Jaffray”) as its financial advisor. The engagement letter with Piper Jaffray was later executed on June 21, 2012.

On May 18, 2012, at the direction of the Independent Committee, Piper Jaffray provided its financial due diligence request list to the Company and subsequently commenced due diligence.

On May 21, 2012, DLA provided a draft of the merger agreement with respect to the proposed going private transaction to the Independent Committee and S&S.

On May 22, 2012, Dr. Liping He discussed with representatives of S&S the status of the proposed transaction, including the review of the draft merger agreement.

On May 28, 2012, S&S provided a material issues list based on its review of the draft merger agreement to the Independent Committee and Piper Jaffray.

On May 31, 2012, all members of the Independent Committee held a telephonic meeting with representatives of Piper Jaffray and S&S. Representatives of S&S provided an overview of the draft merger agreement and discussed various material issues presented by the draft merger agreement, including: (i) the necessity for Mr. Shengcheng Wang to be a party to the merger agreement; (ii) the implications of a “majority of the minority” voting provision and “force the vote” provision; (iii) the benefits of having Mr. Shengcheng Wang provide an equity commitment letter with the Company being a third party beneficiary; (iv) the necessity of having a “go shop” provision; and (v) the reasonableness of the breakup fees/expense reimbursement provisions in the current draft. In addition, representatives of Piper Jaffray briefly updated the Independent Committee about the progress of the financial due diligence and valuation analysis. They also discussed with the Independent Committee about the valuation methodologies they planned to use in connection with the evaluation of the Buyer Filing Persons’ proposal. After a lengthy discussion in which S&S and Piper Jaffray answered questions posed by members of the Independent Committee, the Independent Committee instructed S&S to provide revisions to the draft merger agreement reflecting the Independent Committee’s positions. It was noted that Mr. Shengcheng Wang (beneficially owns 75.4% of the shares of the Company) had indicated that he would not sell his stake in the Company to any third party. It was further noted that Mr. Shengcheng Wang has sufficient voting control to veto any alternative third party proposal to the going private transaction proposed by himself. In view of the fact that a merger would require the affirmative vote of the Company’s shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at an extraordinary general meeting, the Independent Committee concluded that there was no true “market” for an alternative sale of the Company. Therefore, the Independent Committee decided not to pursue a market-sounding exercise which they determined would be futile. In addition, based on S&S’s explanation of the implications of having a “majority of the minority” voting provision, the Independent Committee concluded that it would be unnecessary to require such provision, because (x) a “majority of the minority” voting provision is not compulsory under Cayman Islands Law; and (y) the appraisal rights under Cayman Islands Law provides sufficient protection to minority shareholders. However, the Independent committee also emphasized the necessity for "majority of the minority” provision to ensure a meaningful shareholder vote if the buyer insisted on a "force the vote" provision. Following the termination of the meeting, S&S sought confirmatory information from the Company regarding the representations, warranties and covenants to be given by the Company in the draft merger agreement.

26

On June 8, 2012, after incorporating Maples’ comments, S&S delivered a revised draft of the merger agreement reflecting the independent committee’s position to DLA. The key revisions included (i) a requirement for Mr. Shengcheng Wang or his affiliates to provide a limited guaranty in favor of the Company; (ii) the deletion of the “force the vote” provision; (iii) the requirement for Parent and Merger Sub to represent that they will have sufficient funds to consummate the proposed transaction; (iv) the requirement for Mr. Shengcheng Wang to provide an equity commitment letter, rather than a promissory note, to fund the merger consideration; (v) adding a carve-out of liability for the Company’s breach of its representations and warranties if such breach was made at the direction of Mr. Shengcheng Wang or any officer or director of the Parent; (vi) reducing the cap for reimbursement of expenses incurred by Mr. Shengcheng Wang in connection with the proposed going private transaction; and (vii) the requirement that the closing condition regarding the exercise of dissenters’ rights should be fixed at no more than 10% of the Shares, rather than 5% of the Shares.

On June 11, 2012, DLA conveyed to S&S that Mr. Shengcheng Wang, after consultation with DLA, (i) preferred to use a promissory note, rather than an equity commitment letter as proposed by Independent Committee, to fund the merger consideration, because Mr. Wang did not think any additional capital contribution is necessary for funding the merger; (ii) objected to being made a party to the merger agreement for the purposes of the acknowledgement that the Company will not be liable for any breach at Mr. Shengcheng Wang’s direction; and (iii) did not think that a voting agreement is necessary. S&S then sought clarification from DLA on certain provisions and DLA informed S&S they will further discuss with Mr. Shengcheng Wang about the major outstanding issues.

On June 13, 2012, DLA circulated a revised draft of the merger agreement, which, among other things, reflected that Mr. Shengcheng Wang would not accept (i) the inclusion of a voting agreement; (ii) the inclusion of a representation as to having sufficient funds to consummate the proposed transaction; (iii) the proposal to use an equity commitment letter, instead of a promissory note, to fund the merger consideration; (iv) the inclusion of an “alternative financing” provision; (v) the deletion of the “force the vote” right; and (vi) the proposal to keep the maximum percentage of dissenting shareholders for the purposes of the relevant closing condition at below 10%, rather than 5%. In addition, DLA indicated that Mr. Shengcheng Wang was still considering whether to provide a limited guaranty in favor of the Company.

On June 14, 2012, DLA and S&S held a conference call to discuss the outstanding issues in the merger agreement. Following the discussion during the call, the remaining outstanding issues included (i) the maximum percentage of dissenting shareholders for the purposes of the relevant closing condition; (ii) Mr. Shengcheng Wang’s insistence on using a promissory note to fund the merger consideration; (iii) the inclusion of an “alternative financing” provision; and (iv) the inclusion of a “force the vote” provision.

On June 16, 2012, the Independent Committee held a telephonic meeting with S&S to discuss the major outstanding issues of the draft merger agreement. After the discussion, during which S&S answered various questions posed by the Independent Committee, the Independent Committee instructed S&S to: (i) insist on receiving a limited guaranty from Mr. Shengcheng Wang or his affiliates and adding a representation that Mr. Shengcheng Wang or his affiliates would have sufficient funds to consummate the proposed transaction, if Mr. Shengcheng Wang or his affiliates insisted on using a promissory note to fund the merger consideration; (ii) delete the “force the vote” provision, unless Mr. Shengcheng Wang or his affiliates agreed to add a “majority of minority” provision; (iii) give up the request for an “alternative financing” provision given the small deal size; and (iv) revise the closing condition regarding the exercise of dissenters’ rights to no more than 10%, rather than 5%.

27

On June 18, 2012, S&S provided a markup of the draft merger agreement to DLA, which reflected the Independent Committee’s instructions during the June 16, 2012 meeting.  Later in the day, DLA conveyed to S&S that Mr. Shengcheng Wang had agreed to provide a limited guaranty and a representation regarding sufficiency of funds to consummate the transaction. In addition, Mr. Shengcheng Wang accepted the Independent Committee’s request to drop the “force the vote” requirement. However, he still insisted to use promissory note to fund the merger consideration. DLA also told S&S that Mr. Shengcheng Wang was still evaluating whether to offer the holders of unvested options the right to accelerate vesting and cash out upon the closing.

On June 19, 2012, DLA delivered a revised draft of the merger agreement incorporating all changes proposed by S&S. S&S and DLA agreed that the merger agreement was in substantially final form, subject to Piper Jaffray’s analysis of the fairness of the merger consideration and Mr. Shengcheng Wang’s confirmation regarding how to treat the unvested stock options upon the closing of the transaction.

On June 20, 2012, DLA delivered to S&S the initial draft of the promissory note, pursuant to which Arctic Spring Limited and Happy Indian Ocean Limited, whose Shares in the Company are beneficially owned by Mr. Shengcheng Wang will provide funding to consummate the merger.

On June 20, 2011, the Company provided to Piper Jaffray certain financial projections for the fiscal year ending December 31, 2012 through the fiscal year ending December 31, 2016 (which financial projections are set forth under “Special Factors—Certain Financial Projections”).

On June 21, 2012, DLA delivered to S&S the initial draft of the limited guaranty, pursuant to which Arctic Spring Limited and Happy Indian Ocean Limited will guarantee the obligations of Parent under the merger agreement to pay, under certain circumstances, a reverse termination fee to the Company and reimburse certain expenses.

On July 5, 2012, DLA delivered a revised draft of merger agreement to S&S which reflected that Mr. Shengcheng Wang agreed to cash out all the outstanding options of the Company, no matter whether they are vested or not. At the direction of the Independent Committee, S&S confirmed with DLA they are fine with such approach but required Mr. Shengcheng Wang to make the payment to the unaffiliated option holders no later than 15 days after the effective time of the merger. DLA agreed to revise the merger agreement based on S&S’s comments.

On July 18, 2012, the Independent Committee, S&S and Piper Jaffray held a telephonic meeting to discuss the principal terms of the promissory note and limited guaranty, as well as the progress of Piper Jaffray’s financial analysis. At the meeting, S&S reviewed with the Independent Committee the key terms of the promissory note and limited guaranty but no material issue was identified. The Independent Committee instructed S&S to make sure Happy Indian Ocean Limited and Arctic Spring Limited have sufficient cash to consummate the merger. In addition, Piper Jaffray informed the Independent Committee that they have substantially finalized the financial analysis. No further detail regarding the financial analysis was discussed between the Independent Committee and Piper Jaffray.

On July 19, 2012, S&S and DLA discussed the cash position of Arctic Spring Limited and Happy Indian Ocean Limited, which will provide funding to consummate the merger in proportion to their respective ownership percentage in the Parent. S&S requested Arctic Spring Limited and Happy Indian Ocean Limited to provide their bank statements upon the execution of the merger agreement, in order to confirm the two companies’ ability to consummate the merger.

On July 20, 2012, DLA informed S&S that Arctic Spring Limited and Happy Indian Ocean Limited agreed to provide bank statements to the Independent Committee upon the execution of the merger agreement.

On July 26, 2012, DLA circulated revised drafts of the merger agreement, promissory note and limited guaranty to S&S and S&S confirmed they do not have any further comments.

28

On August 6, 2012, a telephonic meeting of the entire Independent Committee was held with representatives of Piper Jaffray and S&S. Representatives of Piper Jaffray reviewed and discussed with the Independent Committee its financial analyses with respect to the Company and the transaction proposed by Mr. Shengcheng Wang to acquire the Shares (other than the Excluded Shares) at a purchase price of $0.0167 per Share and $5.00 per ADS, including selected public trading comparables analysis, discounted cash flow analysis, precedent going private transaction premiums analysis and indicative liquidation analysis. At the request of the Independent Committee, Piper Jaffray then rendered its oral opinion to the Independent Committee (which was subsequently confirmed in writing by delivery of its written opinion to the Independent Committee dated the same date) to the effect that, as of August 6, 2012, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $0.0167 per Share and $5.00 per ADS merger consideration in each case in cash and without interest, to be received by holders of the Shares and ADSs (other than the Parent and any affiliates of the Company and the Parent and holders of Excluded Shares) was fair, from a financial point of view, to such holders. Please see “—Opinion of the Independent Committee’s Financial Advisor” beginning on page 40 for additional information regarding the financial analyses performed by Piper Jaffray and the opinion rendered by Piper Jaffray to the Independent Committee. The full text of the written opinion of Piper Jaffray to the Independent Committee, dated August 6, 2012, is attached as Annex B to this proxy statement.

Representatives of S&S then reviewed the terms of the draft merger agreement with the Independent Committee and reported on the resolutions of the open issues previously discussed with the Independent Committee. Specifically, representatives of S&S noted that the Company would have the right to terminate the merger agreement prior to the receipt of shareholder approval if the Company’s board of directors determined (upon recommendation of the Independent Committee) in its good faith judgment that failure to do so would be inconsistent with its fiduciary duties. Following a comprehensive discussion of the draft merger agreement, as well as Piper Jaffray’s financial presentation and fairness opinion, the Independent Committee unanimously resolved to recommend that the board of directors of the Company approve the proposed merger agreement and the transactions contemplated by the merger agreement, including the merger.

Following the meeting of the Independent Committee, based upon the unanimous recommendation of the Independent Committee, all members of the board of directors except for Mr. Shengcheng Wang on August 6, 2012 adopted resolutions approving the terms of the proposed merger agreement and the transactions contemplated by the merger agreement, including the merger, and adopted resolutions recommending that the Company’s shareholders vote for the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger. Please see “—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 29 for a description of the resolutions of our board of directors at this meeting.

On August 6, 2012, Parent, Merger Sub, Mr. Shengcheng Wang and the Company executed the merger agreement (with Dr. Liping He, as chairman of the Independent Committee, executing the merger agreement on behalf of the Company). Simultaneously, each of Happy Indian Ocean Limited and Arctic Spring Limited executed a limited guaranty with the Company. Also simultaneously, each of Happy Indian Ocean Limited and Arctic Spring Limited executed a promissory note to Parent, pursuant to which Happy Indian Ocean Limited and Arctic Spring Limited agreed to provide an unconditional shareholder loan to Parent in an amount of $2,844,860 and $711,215, respectively, to fund the merger. DLA also provided to S&S some bank statements evidencing that Arctic Spring Limited and Happy Indian Ocean Limited had over $3.6 million available to fund the merger. On August 7, 2012, the Company issued a press release announcing the execution of the merger agreement.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors

As described above, the board of directors established the Independent Committee and empowered it with authority to review, evaluate, reject, negotiate and, if appropriate, make a recommendation to the board of directors regarding the proposal from Mr. Shengcheng Wang. The Independent Committee evaluated, with the assistance of its legal and financial advisors, the merger agreement and the merger.

At a meeting on August 6, 2012, the Independent Committee unanimously recommended that our board of directors adopt resolutions that:

•	determine that the merger, on the terms and subject to the consideration set forth in the merger agreement, is in the best interests of the Company and its shareholders, and declare it advisable to enter into the merger agreement;

•	approve the execution, delivery and performance by the Company of the merger agreement and the consummation of the transactions contemplated thereby, including the merger; and

•	recommend the approval and authorization of the merger agreement by the holders of the Shares.

On August 6, 2012, our board of directors unanimously approved the resolutions recommended by the Independent Committee.

29

In the course of reaching their respective determinations, the Independent Committee and our board of directors considered the following substantive factors and potential benefits of the merger, each of which the Independent Committee and our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•	our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders;

•	our board of directors’ recognition of the challenges to our efforts to increase shareholder value as an independent publicly traded company, including competition from companies with substantially greater resources than we currently have;

•	global economic conditions and the potential effects on our financial condition;

•	estimated forecasts of our future financial performance prepared by our management, together with our management’s view of our financial condition, results of operations, business, prospects and competitive position;

•	the limited trading volume of our ADSs on the over-the-counter market commonly referred to as “pink sheets”;

•	the belief of the Independent Committee that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	the all-cash merger consideration, which will allow our unaffiliated shareholders and ADS holders to immediately realize liquidity for their investment, provide them with certainty of the value of their Shares and ADSs and prevent them from being exposed to the risks and uncertainty related to the Company’s presence;

•	the current and historical market prices of our ADSs, including the fact that the merger consideration offered to our unaffiliated shareholders and ADS holders represents a 100.0% premium to the closing price of our ADSs on May 3, 2012, the trading day immediately prior to the publicly announced going private transaction proposal. The fact that the $5.00 per ADS merger consideration to be paid to unaffiliated shareholders and ADS holders in the merger also represents a (i) 100.0% premium over the closing price of $2.50 per ADS on May 3, 2012, the last trading day before the merger agreement was signed, (ii) 78.6% premium over the closing price in the over-the-counter market as quoted by Bloomberg L.P. on April 27, 2012, the 7th day immediately prior to the publicly announced going private transaction proposal; (iii) 160.4% premium over the closing price in the over-the-counter market as quoted by Bloomberg L.P. on April 4, 2012, the 30th day immediately prior to the publicly announced going private transaction proposal; and (iv) 24.1% premium over the closing price on the NYSE as quoted by Bloomberg L.P. on February 3, 2012, the 90th day immediately prior to the publicly announced going private transaction proposal.

•	the possibility that it could take a considerable period of time before the trading price of the ADS would reach and sustain at least the per ADS merger consideration of $5.00, as adjusted for present value;

•	the negotiations with respect to the merger consideration that, $5.00 per ADS merger consideration was the highest price that Mr. Shengcheng Wang would agree to pay, with the Independent Committee basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the Independent Committee and its advisors;

•	the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

•	the fact that Parent and Merger Sub had obtained the Promissory Notes which contain no condition to the financing, increases the likelihood of such financing being completed;

30

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of completing the proposed merger in light of the scope of the conditions to completion, including the absence of any required regulatory approvals;

•	the fact the merger agreement provides that, in the event of a failure of the merger to be consummated under certain circumstances, Parent will pay the Company a $50,000 or $100,000 reverse termination fee, as the case may be; and

•	following its formation, the Independent Committee’s independent control of the merger process with the advice and assistance of Piper Jaffray and S&S as its financial and legal advisors, respectively;

•	the financial analysis reviewed by Piper Jaffray with the Independent Committee, and the oral opinion to the Independent Committee (which was confirmed in writing by delivery of Piper Jaffray’s written opinion dated August 6, 2012), as to the fairness, from a financial point of view, of the $0.0167 per Share merger consideration and the $5.00 per ADS merger consideration to be received by holders of the Shares and the ADSs (other than the holders of Excluded Shares) in the merger, as of August 6, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Piper Jaffray in preparing its opinion. See “Special Factors – Opinion of Independent Committee’s Financial Advisor”; and

•	the Independent Committee’s belief that it was unlikely that any transaction with a third party could be consummated at this time in light of Mr. Shengcheng Wang’s express intention not to sell shares beneficially owned by him to any third party.

In addition, the Independent Committee and our board of directors believe that sufficient procedural safeguards were and are present to ensure that the merger is procedurally fair to our unaffiliated shareholders and ADS holders and to permit the Independent Committee and our board of directors to represent effectively the interests of such unaffiliated shareholders and ADS holders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

•	the consideration and negotiation of the merger agreement was conducted entirely under the oversight of the members of the Independent Committee, which consists of four independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the Independent Committee’s authority;

•	in considering the transaction with the Buyer Filing Persons, the Independent Committee acted to represent solely the interests of the unaffiliated shareholders and ADS holders, and the Independent Committee had independent control of the negotiations with the Buyer Filing Persons and their legal advisors on behalf of such unaffiliated shareholders and ADS holders;

•	all of the directors serving on the Independent Committee during the entire process were independent directors and free from any affiliation with any of the Buyer Filing Persons. In addition, none of such directors is or ever was an employee of the Company or any of its subsidiaries or affiliates;

•	the fact that, other than their receipt of board compensation (which is not contingent upon the consummation of the proposed merger or the Independent Committee’s or board’s recommendation of the proposed merger) and indemnification and liability insurance rights under the merger agreement, members of the Independent Committee do not have interests in the merger different from, or in addition to, those of the Company’s unaffiliated shareholders and ADS holders;

31

•	the Independent Committee was assisted in its evaluation of the proposed merger by Piper Jaffray and S&S, its financial and legal advisors respectively, both of which are internationally recognized firms;

•	the Independent Committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from Mr. Shengcheng Wang and the transactions contemplated thereby from the date the committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by our board of directors for approval unless the Independent Committee had recommended such action to our board of directors;

•	the terms and conditions of the merger agreement were the product of extensive negotiations between the Independent Committee and its advisors, on the one hand, and the Buyer Filing Persons and their advisors, on the other hand;

•	the Independent Committee had the authority to reject the terms of any strategic transaction, including the merger;

•	the Independent Committee held regular meetings to consider and review the terms of the proposed merger;

•	the recognition by each of the Independent Committee and our board of directors that it had no obligation to recommend the approval of the merger proposal from the Buyer Filing Persons or any other transaction;

•	the recognition by each of the Independent Committee and our board of directors that, under the terms of the merger agreement, it has the ability to consider any acquisition proposal reasonably likely to lead to a superior proposal until the date our shareholders vote upon and adopt the merger agreement;

•	the ability of the Company to terminate the merger agreement prior to the receipt of shareholder approval if our board of directors determines (upon recommendation of the Independent Committee) in its good faith judgment that failure to do so would be inconsistent with its fiduciary duties, subject to compliance with the terms and conditions of the merger agreement;

•	the ability of the Company to terminate the merger agreement upon acceptance of a superior proposal; and

•	the availability of appraisal rights to the unaffiliated shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters’ and appraisal rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Independent Committee and board of directors also considered a variety of risks and potentially negative factors discussed below concerning the merger agreement and the merger, which are not listed in any relative order of importance:

•	the fact that approval of the merger agreement is not subject to the approval of holders of a majority of the Company’s unaffiliated Shares and Mr. Shengcheng Wang has sufficient votes to constitute a quorum for the extraordinary general meeting and unilaterally approve the merger agreement at the extraordinary general meeting.

•	the fact that the Company’s unaffiliated shareholders and ADS holders will have no ongoing equity participation in the Company following the merger, and that the Company’s shareholders will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Company’s Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

32

•	that due to Mr. Shengcheng Wang’s position that he would not consider any other transaction involving a sale of the Company, there was no reason to contact, and in light thereof no attempt was made to contact, third parties who might otherwise consider an acquisition of the Company. The Independent Committee recognized that it was possible that a sale process open to all possible bidders might result in a higher sale price than the cash consideration payable in the merger;

•	the fact that since the Company became publicly listed on August 4, 2008, the highest historical closing price of our ADSs ($23.9 per ADS) exceeds the merger consideration offered to our unaffiliated shareholders and ADS holders;

•	the possibility that Mr. Shengcheng Wang could sell some or all of the Company following the merger to one or more purchasers at a valuation higher than that being paid in the merger;

•	the restrictions on the conduct of the Company’s business prior to the completion of the proposed merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the proposed merger;

•	the risks and costs to the Company if the proposed merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	that the Company will be required to, under certain circumstances, pay Parent a termination fee of $50,000 in connection with the termination of the merger agreement;

•	the fact that Parent and Merger Sub are newly formed corporations with essentially no assets other than the Promissory Notes and that the Company’s remedy in the event of breach of the merger agreement by Parent or Merger Sub may be limited to receipt of a reverse termination fee of $50,000 or $100,000, as the case may be, and reimbursement of the Company’s expenses (up to $500,000), and under certain circumstances the Company may not be entitled to a reverse termination fee at all;

•	the terms of Mr. Shengcheng Wang’s participation in the merger and the fact that Mr. Shengcheng Wang may have interests in the transaction that are different from, or in addition to, those of our unaffiliated shareholders and ADS holders; see the section captioned “Special Factors—Interests of Certain Persons in the Merger”;

•	the possibility that the merger might not be consummated and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel;

•	the taxability of an all cash transaction to our unaffiliated shareholders and ADS holders who are U.S. Holders for U.S. federal income tax purposes (as defined under “Material U.S. Federal Income Tax Consequences”); and

•	the possibility that Parent and Merger Sub may be unable or unwilling to complete the merger, including if Parent and Merger Sub are unable to obtain sufficient financing to complete the merger despite their compliance with their financing obligations set forth in the merger agreement or if Parent and Merger Sub choose not to close despite the availability of financing.

The foregoing discussion of information and factors considered by the Independent Committee and our board of directors is not intended to be exhaustive, but includes a number of material factors considered by the Independent Committee and our board of directors. In view of the wide variety of factors considered by the Independent Committee and our board of directors, neither the Independent Committee nor our board of directors found it practicable to, and neither did quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusion. In addition, individual members of the Independent Committee and our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Independent Committee recommended that our board of directors approve, and our board of directors approved, the merger agreement based upon the totality of the information presented to and considered by it.

33

The Independent Committee and our board of directors considered the liquidation value of Company’s assets as a reference of comparison to the valuation of Company implied by the per ADS merger consideration. Using a liquidation analysis, Piper Jaffray calculated the estimated net distributable assets, net of estimated liquidation related costs and the Company’s liabilities based on the management balance sheet projections as of December 31, 2012 provided by the Company. The net distributable asset value per ADS as of December 31, 2012 was estimated to be $4.16. See “Special Factors―Opinion of the Independent Committee’s Financial Advisor.” The $5.00 per ADS merger consideration represented a 20.2% premium over the estimated net distributable assets based on such analysis. Each of the Independent Committee and the board of directors believes the analyses and additional factors it reviewed provided an indication of our going concern value. The Independent Committee and the board of directors also considered the prices we paid for past purchases of our Shares – the $5.00 per ADS merger consideration represents a premium of 17.0%, over the average prices per ADS we paid for market purchases made pursuant to our share repurchase program in 2010 and 2011, after giving effect to the (i) the distribution of stock dividend in January 2011, under which our shareholders received one additional ordinary share for every ten ordinary shares they held at the time of distribution, and (ii) the adjustment of the ratio of our ordinary shares to ADSs from 30:1 to 300:1 on November 28, 2011. Each of the Independent Committee and board of directors also considered the historical market prices of our ADSs as described on page 60. Neither the Independent Committee nor our board of directors considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the shareholders of China Mass Media Corp., as a factor. The Independent Committee and board of directors believe that net book value is not a material indicator of the value of the Company as a going concern. The Company’s net book value per Share as of December 31, 2011 was $0.03. Net book value does not take into account the future prospects of the Company, market conditions, trends in the industry related to the integrated television advertising services, advertising agency services and production and sponsorship services or the business risks inherent in competing with larger companies in the those industries.

In reaching its determination that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of the Company and our unaffiliated shareholders and ADS holders and its decision to approve the merger agreement and recommend the adoption of the merger agreement by our shareholders and ADS holders, our board of directors considered the analysis and recommendation of the Independent Committee and the factors examined by the Independent Committee as described above under the caption “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors,” and adopted such recommendations, analysis and conclusions. Except as disclosed in “Special Factors—Interests of Certain Persons in the Merger” beginning on page 55, none of our directors and officers has any financial interest in the merger that is different from that of the unaffiliated shareholders and ADS holders of the Company. For the foregoing reasons, our board of directors believes that the merger agreement and the transactions contemplated thereby are substantively and procedurally fair to the unaffiliated shareholders and ADS holders of the Company.

Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger

Under SEC rules governing “going private” transactions, the Buyer Filing Persons, which include Mr. Shengcheng Wang, Parent, Merger Sub, Arctic Spring Limited and Happy Indian Ocean Limited are required to express their beliefs as to the fairness of the proposed merger to the Company’s unaffiliated security holders. The Buyer Filing Persons are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Filing Persons as to the fairness of the proposed merger are not intended and should not be construed as a recommendation to any holder of Shares or ADSs as to how to vote on the proposal to adopt the merger agreement. Mr. Shengcheng Wang has interests in the proposed merger that are different from those of the other shareholders of the Company by virtue of Mr. Shengcheng Wang’s continuing interests in the surviving company after the consummation of the proposed merger. These interests are described under “Special Factors—Interests of Certain Persons in the Merger” beginning on page 55 of this proxy statement.

34

The Buyer Filing Persons understand the interests of the Company’s unaffiliated shareholders and ADS holders were represented by the Independent Committee, which negotiated the terms and conditions of the merger agreement with the assistance of its independent legal and financial advisors. The Buyer Filing Persons attempted to negotiate a transaction that would be most favorable to them, and not to the Company’s unaffiliated shareholders and ADS holders and, accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were fair to such holders. The Buyer Filing Persons did not participate in the deliberations of the Independent Committee regarding, and did not receive any advice from the Independent Committee’s independent legal or financial advisors as to, the fairness of the proposed merger to the Company’s unaffiliated shareholders and ADS holders. The Buyer Filing Persons did not perform, or engage a financial advisor to perform, any independent valuation or other analysis in assessing the substantive and procedural fairness of the proposed merger to the Company’s unaffiliated shareholders and ADS holders. No financial advisor provided the Buyer Filing Persons with any analysis or opinion with respect to the fairness of the merger consideration to the Company’s unaffiliated shareholders and ADS holders.

Based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the Independent Committee and the Company’s board of directors discussed in “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 29 of this proxy statement, the Buyer Filing Persons believe the proposed merger is substantively fair to the Company’s unaffiliated shareholders and ADS holders based upon the following factors, which are not listed in any relative order of importance:

•	the current and near-term historical market prices of the Company’s ADSs and the fact that the merger consideration of $0.0167 per Share and $5.00 per ADS represents (i) a 100.0% premium over the closing price as quoted by Bloomberg L.P. on May 3, 2012, the last trading day prior to the Company’s announcement on May 4, 2012 that it had received a “going private” proposal; (ii) 78.6% premium over the closing price as quoted by Bloomberg L.P. on April 27, 2012, the 7th day immediately prior to the publicly announced going private transaction proposal; (iii) 160.4% premium over the closing price as quoted by Bloomberg L.P. on April 4, 2012, the 30th day immediately prior to the publicly announced going private transaction proposal; and (iv) 24.1% premium over the closing price as quoted by Bloomberg L.P. on February 3, 2012, the 90th day immediately prior to the publicly announced going private transaction proposal;

•	the historical closing price of the Company’s ADSs was as low as $1.65 during the 52-week period prior to the public announcement of the going-private transaction proposal;

•	the Company’s share repurchase program during 2010 and 2011 purchased ADSs at an weighted average price of $2.39 per ADS;

•	the merger consideration of $0.0167 per Share and $5.00 per ADS is payable entirely in cash, thus allowing the Company’s shareholders and ADS holders (other than holders of the Excluded Shares) to immediately realize a certain and fair value for their Shares or ADSs;

•	the members of the Independent Committee are not officers or employees of the Company and do not have any interests in the proposed merger different from, or in addition to, those of the Company’s unaffiliated shareholders and ADS holders, other than the members’ receipt of board compensation (which are not contingent upon the consummation of the proposed merger or Independent Committee or board’s recommendation of the proposed merger indemnification) and liability insurance rights under the merger agreement;

•	the Independent Committee and, based in part upon the unanimous recommendation of the Independent Committee, the Company’s board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the proposed merger, are in the best interests, of the Company’s unaffiliated shareholders and ADS holders;

•	the Company has the ability, under certain circumstances, to specifically enforce the terms of the merger agreement;

35

•	the proposed merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the proposed merger will be consummated and the merger consideration will be paid to the Company’s unaffiliated shareholders and ADS holders;

•	each of Happy Indian Ocean Limited and Arctic Spring Limited has provided a Promissory Note to Parent, pursuant to which Happy Indian Ocean Limited and Arctic Spring Limited have agreed to provide an unconditional shareholder loan to Parent in an amount of $2,844,860 and $711,215, respectively, to fund the merger;

•	each of Happy Indian Ocean Limited and Arctic Spring Limited, has provided a Limited Guaranty in favor of the Company, pursuant to which Happy Indian Ocean Limited and Arctic Spring Limited have agreed to guarantee 80% and 20% respectively, of the obligations of Parent under the merger agreement to pay, under certain circumstances, a reverse termination fee to the Company and reimburse certain expenses of the Company;

•	notwithstanding that the Buyer Filing Persons may not rely upon the opinion provided by Piper Jaffray to the Independent Committee, the Independent Committee received an opinion from Piper Jaffray described under “Special Factors―Opinion of the Independent Committee’s Financial Advisor”;

•	historically, the Company’s ADSs have suffered from limited trading volume and low public float of the ADS, and therefore other than in connection with a sale or business combination transaction involving the Company, the Company’s unaffiliated ADS holders may not be able to realize their investments for cash in the public markets without depressing the ADS price and the corresponding amount paid for their ADSs and

•	the proposed merger will provide liquidity for the Company’s unaffiliated shareholders and ADS holders without incurring brokerage and other costs typically associated with market sales.

The Buyer Filing Persons did not consider net book value because they believe that net book value, which is an accounting concept indicative of historical costs, does not reflect, or have any meaningful impact on, the market price of the Company’s ADSs or the fair market value of its assets. The Buyer Filing Persons note, however, that the proposed merger consideration of $5.00 per ADS ($0.0167 per Share) is substantially higher than the net book value of the Shares disclosed in the Company’s most recent public filings with the SEC.

The Buyer Filing Persons did not consider the Company’s liquidation value because they consider the Company to be a viable, going concern and view the trading history of the ADSs as an indication of the Company’s going concern value, because the Company will continue to operate its business following the merger, and therefore did not consider liquidation value to be a relevant valuation method.

The Buyer Filing Persons did not establish, and did not consider, a going concern value for the Shares and the ADSs as a public company to determine the fairness of the proposed merger consideration to the Company’s unaffiliated shareholders and ADS holders because, following the merger, the Company will have a significantly different capital structure. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the Company’s ADSs, the merger consideration of $0.0167 per Share or $5.00 per ADS represented a premium to the going concern value of the Company.

The Buyer Filing Persons are not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to a merger or consolidation of the Company with or into another company, a sale of all or a substantial part of the Company’s assets, or the purchase of the Company voting securities that would enable the holder to exercise control over the Company.

The Buyer Filing Persons did not receive any independent reports, opinions or appraisals from any outside party related to the proposed merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive fairness of the proposed merger to the unaffiliated shareholders and ADS holders.

36

The Buyer Filing Persons believe the proposed merger is procedurally fair to the Company’s unaffiliated shareholders and ADS holders based upon the following factors:

•	the Independent Committee, consisting entirely of directors who are not officers or employees of the Company and who are not affiliated with the Buyer Filing Persons, was established and given absolute authority to, among other things, review, evaluate and negotiate the terms of the proposed merger and to decide whether or not to proceed with the merger;

•	the members of the Independent Committee do not have any interests in the proposed merger different from, or in addition to, those of the Company’s unaffiliated shareholders and ADS holders, other than the members’ receipt of board compensation (which is not contingent upon the consummation of the proposed merger or the Independent Committee’s or the board’s recommendation of the proposed merger) and certain indemnification and liability insurance rights under the merger agreement;

•	while Mr. Shengcheng Wang is a director and officer of the Company, because of his participation in the transaction as described under the section captioned “Special Factors—Interests of Certain Persons in the Merger,” he did not serve on the Independent Committee, nor did he participate in or have any influence over the deliberative process of, or the conclusions reached by, the Independent Committee or the negotiating positions of the Independent Committee;

•	the Independent Committee retained and was advised by its independent legal and financial advisors who are experienced in advising Independent Committees in similar going private transactions;

•	the Independent Committee and the Company’s board of directors had no obligation to recommend the adoption of the merger agreement and the transactions contemplated thereby, including the merger, or any other transaction;

•	the merger was unanimously approved by the Independent Committee;

•	the merger consideration and other terms and conditions of the merger agreement were the result of extensive negotiations between representatives of the Buyer Filing Persons and their advisors, on the one hand, and the Independent Committee and its legal and financial advisors, on the other hand;

•	the Independent Committee received from its financial advisor an opinion, described under “Special Factors―Opinion of the Independent Committee’s Financial Advisor”;

•	the merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the merger will be consummated and the merger consideration will be paid to the Company’s unaffiliated shareholders and ADS holders.

•	under the terms of the merger agreement, in certain circumstance prior to obtaining shareholder approval of the proposed merger, the Company is permitted to provide information to and participate in discussions or negotiations with persons making acquisition proposals and the board of directors of the Company is permitted to withdraw or modify its recommendation of the merger agreement;

•	the ability of the Company to terminate the merger agreement prior to the receipt of shareholder approval if the board of directors of the Company determines (upon recommendation of the Independent Committee) in its good faith judgment that failure to do so would be inconsistent with its fiduciary duties, subject to compliance with the terms and conditions of the merger agreement;

•	the ability of the Company to terminate the merger agreement upon acceptance of a superior proposal; and

37

•	the availability of dissenters’ rights to the unaffiliated shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters rights, which allow such holders to dissent from the merger and to receive payment of the fair value of their Shares as determined pursuant to the Cayman Companies Law.

Although Cayman Islands law does not require, and the merger agreement is not subject to approval by a majority of the unaffiliated shareholders and ADS holders of the Company, as a result of the procedural safeguards described above, the Buyer Filing Persons concluded that the merger is procedurally fair to the unaffiliated shareholders and ADS holders of the Company.

The foregoing discussion of the information and factors considered and given weight by the Buyer Filing Persons in connection with their evaluation of the substantive and procedural fairness to the Company’s unaffiliated shareholders and ADS holders of the merger agreement and the transactions contemplated by the merger agreement, including the proposed merger, is not intended to be exhaustive, but is believed by the Buyer Filing Persons to include all material factors considered by them. The Buyer Filing Persons did not find it practicable to and did not quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the substantive and procedural fairness of the merger agreement and the proposed merger to the Company’s unaffiliated shareholders and ADS holders. Instead, the Buyer Filing Persons made the fairness determinations after considering all of the foregoing as a whole.

The Buyer Filing Persons believe that these factors provide a reasonable basis for their belief that the proposed merger is both substantively and procedurally fair to the Company’s unaffiliated shareholders and ADS holders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Filing Persons to any shareholder or ADS holder of the Company as to how such shareholders or ADS holders should vote with respect to the adoption of the merger agreement.

Certain Financial Projections

The financial projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. The Company’s management does not, as a matter of course, make available to the public future financial projections. However, in connection with their financial analysis of the proposed merger, our management provided certain financial projections for the fiscal years ending December 31, 2012 through December 31, 2016 to the Independent Committee, our board of directors and Piper Jaffray. See “—Background of the Proposed Merger.” Piper Jaffray’s financial analysis included under “Opinion of the Independent Committee’s Financial Advisor” contains material portions of these financial projections. These financial projections, which were based on our management’s projection of our future financial performance as of the date provided, were prepared for internal use and to assist Piper Jaffray with their financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles, or U.S. GAAP.

In compiling the projections, the Company’s management took into account historical performance, combined with estimates regarding revenues, gross profit and operating income. Although the projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by the Company’s management that they believed were reasonable at the time the projections were prepared. In addition, factors such as industry performance, the market for the Company’s existing and new services, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of the Company’s management, may cause the projections or the underlying assumptions not to be reflective of actual future results. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to completion of the merger or any changes to the Company’s operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be materially different than those contained in the projections. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability.

38

The financial projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the Buyer Filing Person. The inclusion of the projections should not be regarded as an indication that the Company, the Buyer Filing Persons, the Independent Committee, Piper Jaffray or anyone who received the projections then considered, or now considers, them a reliable prediction of future events.

The inclusion of the projections in this proxy statement should not be deemed an admission or representation by the Company, the Buyer Filing Persons, the Independent Committee and Piper Jaffray that they are viewed by the Company, the Buyer Filing Persons, the Independent Committee and Piper Jaffray as material information of the Company. The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, shareholders are cautioned not to place undue, if any, reliance on the projections included in this proxy statement.

The following table summarizes the financial projections provided by our management to Piper Jaffray:

	Management Projections (1) (2)
	Fiscal Year Ending December 31,
	2012E	2013E	2014E	2015E	2016E
	(In USD, except percentages)
Net revenue	26,160,599	12,312,979	4,830,316	5,699,773	6,782,730

Net revenue growth	(22.4)%	(52.9)%	(60.8)%	18.0%	19.0%

Gross profit	1,231,006	(1,824,363)	667,914	1,329,250	2,281,092

Gross margin	4.7%	(14.8)%	13.8%	23.3%	33.6%

Total operating expenses	(6,402,807)	(2,792,181)	(1,461,267)	(1,196,599)	(957,280)

Operating income	(5,171,801)	(4,616,544)	(793,353)	132,651	1,323,812

Operating income margin	(19.8)%	(37.5)%	(16.4)%	2.3%	19.5%

Net income	(5,100,319)	(4,616,544)	(793,353)	99,488	992,859

Net income margin	(19.5)%	(37.5)%	(16.4)%	1.7%	14.6%

(1)	In preparing these projections, our management necessarily made certain assumptions and estimates concerning factors that may affect our performance, including that (i) Periodic China News Package will expire on December 31, 2012, (ii) All Day Classic Package will expire on December 31, 2012 and we expect to exercise our first right of refusal to extend the contract to December 31, 2013, after which we don’t expect to extend, (iii) there will not be any significant changes to the operating environment of our advertisement production and content creation businesses during the projection period, (iv) our PRC subsidiaries will be subject to the statutory tax rate of 25% under the Corporate Income Tax Law of the PRC throughout the projection period. For information on factors which may cause our future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 95 and “Item 3. Key Information—D. Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement.

39

(2)	These financial projections contain translations of RMB amounts to U.S. dollar amounts at the noon buying rate for U.S. dollars in effect on December 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.2939 = US$1.00.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

The financial projections are forward-looking statements. For information on factors which may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” on page 95 and “Item 3. Key Information—D. Risk Factors” included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement.

Opinion of the Independent Committee’s Financial Advisor

Pursuant to an engagement letter dated as of June 21, 2012, the Independent Committee retained Piper Jaffray to act as its financial advisor in connection with the merger. At a telephonic meeting of the Independent Committee on August 6, 2012, Piper Jaffray rendered its oral opinion to the Independent Committee, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, the per share merger consideration of US$0.0167 in cash is fair, from a financial point of view, to the holders of Shares (other than affiliates of the Company and the Parent and holders of Excluded Shares), and the per ADS merger consideration of US$5.00 in cash is fair, from a financial point of view, to the holders of ADSs (other than affiliates of the Company and the Parent and holders of Excluded Shares) in each case as of the date of the opinion.

The full text of the Piper Jaffray written opinion dated August 6, 2012, confirming its oral opinion rendered to the Independent Committee on August 6, 2012, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex B to this proxy statement and is incorporated in its entirety herein by reference. You are urged to read the Piper Jaffray opinion in its entirety, and this summary is qualified by reference to the written opinion. The Piper Jaffray opinion addresses only the fairness of the per share merger consideration, from a financial point of view, to the holders of Shares (other than affiliates of the Company and the Parent and holders of Excluded Shares), and the fairness of the per ADS merger consideration, from a financial point of view, to the holders of ADSs (other than affiliates of the Company and the Parent and holders of Excluded Shares), in each case as of the date of the opinion. Piper Jaffray’s opinion was directed to the Independent Committee in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation to any shareholder as to how such shareholder should act or vote or tender its shares or make any election with respect to the merger or any other matter. The Piper Jaffray opinion was approved for issuance by the Piper Jaffray opinion committee.

40

In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated August 5, 2012;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•	reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•	conducted discussions with members of senior management and representatives of the Company concerning the matters described in the two immediately preceding clauses above, as well as the Company’s business and prospects before and after giving effect to the merger;

•	reviewed the current and historical reported prices and trading activity of the ADSs and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly-traded companies that Piper Jaffray deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion. No limitations were imposed by the Company or the Independent Committee on the scope of Piper Jaffray’s investigation or the procedures followed by Piper Jaffray in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the rendering of its opinion, which was reviewed with, and formally delivered to, the Independent Committee at a telephonic meeting held on August 6, 2012. The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Independent Committee on August 6, 2012.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Independent Committee. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 3, 2012, and is not necessarily indicative of current market conditions.

41

For purposes of its analyses, Piper Jaffray calculated (i) the Company’s equity value implied by the merger to be approximately $12.95 million, based on approximately 2,589,111 ADSs outstanding as of August 3, 2012, calculated using the treasury stock method and the per ADS merger consideration of $5.00 per ADS, and (ii) the Company’s enterprise value (“EV”) implied by the merger (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, plus minority interest, less cash), to be approximately $1.83 million. The analyses summarized below are presented on the basis of ADS calculations and per ADS values. In addition, as each ADS represents 300 underlying Shares, all calculations of price per ADS or implied price per ADS below represent the value attributable to 300 Shares.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices and trading volumes for the ADSs from August 4, 2011 to August 3, 2012, in order to provide background information on the prices at which the Company’s ADSs have historically traded. Trading information is from the NYSE through March 16, 2012 and thereafter is based on prices in the over the counter market.

The following table summarizes some of these historical closing prices:

Price Per ADS
Closing Price on August 3, 2012:	$3.82
30-day average closing price prior to August 3, 2012:	$3.81
60-day average closing price prior to August 3, 2012:	$3.80
90-day average closing price prior to August 3, 2012:	$3.81
52-week high closing price prior to August 3, 2012:	$24.70
52-week low closing price prior to August 3, 2012:	$1.65

The following table summarizes some of the daily average trading volumes of the Company’s ADSs:

Daily Average ADS Trading Volume (in thousands)
5-day average ending on August 3, 2012:	0.8
30-day average ending on August 3, 2012:	2.4
60-day average ending on August 3, 2012:	2.1
90-day average ending on August 3, 2012:	2.8
180-day average ending on August 3, 2012:	6.6
52-week average ending on August 3, 2012:	14.7

The following table summarizes the percentage of the Company’s ADSs that traded within certain price ranges during the periods set forth below on the NYSE from August 4, 2011 to March 16, 2012 and in the over-the-counter market from March 19, 2012 to August 3, 2012:

42

Price Range:	Percentage of ADSs Traded
<$4.49:	30.6%
$4.50- $8.99:	53.8%
$9.00- $13.49:	2.0%
$13.50- $17.99:	0.1%
$18.00-$22.49	3.0%
>$22.50	10.6%

Piper Jaffray also reviewed the price performance of the ADSs during various periods ending on August 3, 2012 on a standalone basis and also in relation to the NASDAQ Composite Index and the S&P 500.

Financial Analyses

Selected Public Companies Analysis

Piper Jaffray reviewed selected historical financial, operating and stock market information for the Company and compared them to corresponding financial, operating and stock market information, where available, for selected publicly traded companies. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

•	Focus Media

•	Charm Communications

•	SinoMedia

•	AirMedia

•	VisionChina

Piper Jaffray calculated valuation multiples for the selected public companies based on each selected public company’s respective enterprise value (based on the closing price per share (or ADS) of each selected public company’s common stock (or ADS) on August 3, 2012) divided by 2013 forecasted revenue (market consensus sourced from Bloomberg and Capital IQ as of August 3, 2012). Piper Jaffray also calculated premium or discount to each selected public company’s latest publicly available net asset value. Piper Jaffray then compared the enterprise value to revenue multiples for the selected public companies to the enterprise value to revenue multiple for the Company derived from the enterprise value implied by per ADS consideration to be received in the merger and the Company’s forecasted revenue for the year ending December 31, 2013 based on management projections provided by the Company. Piper Jaffray also compared the premium or discount to latest publicly available net asset value of the selected public companies to the premium or discount of the Company’s equity value implied by the per ADS consideration to be received in the merger to the net asset value of the Company as of March 31, 2012 provided by the Company.

43

	China Mass Media (1)		Selected Companies
			Max		3rd Quartile		Mean		Median		1st Quartile		Min
Enterprise value / forecasted 2013 revenue	0.15	x	1.85	x	1.05	x	0.78	x	0.26	x	0.24	x	0.23	x

Premium / (Discount) to latest NAV	(41.6)%		98.5%		32.6%		(5.9)%		(13.9)%		(58.1)%		(88.8)%

(1)	Based on the per ADS merger consideration of $5.00 per ADS.

The minimum and maximum enterprise value to revenue multiples and premium or discount to net asset value of the selected companies were used to calculate the implied equity value per ADS of the Company. The results are laid out in the following table:

	Implied Equity Value per ADS of the Company
Based on	Max	Min
Enterprise value / forecasted 2013 revenue of selected companies	$13.07	$5.38
Premium / (Discount) to latest NAV of selected companies	$17.00	$0.96

The selected public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation of the Company based on the per ADS merger consideration was (i) slightly below the range of enterprise value to revenue multiples and (ii) within the range of premium or discount to net asset value of the selected public companies. Piper Jaffray’s conclusion was based on all of the analyses it conducted taken as a whole and was not based on any individual analysis.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected Precedent Transaction Analysis

Piper Jaffray reviewed go-private transactions of U.S. listed Chinese companies announced between January 1, 2010 and August 3, 2012, that it deemed comparable to the merger. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources.

Based on these criteria, the following transactions were considered by Piper Jaffray:

•	Shengtai Pharmaceutical Inc.

•	Gushan Environmental Energy Ltd

•	China TransInfo Technology Corp

•	Jingwei International Ltd

•	WSP Holdings Ltd.

•	Andatee China Marine Fuel Services Corp

•	China GrenTech Corp. Ltd.

•	Shanda Interactive Entertainment Ltd

•	China Advanced Construction Materials Group, Inc.

44

•	Tiens Biotech Group USA Inc.

•	China Fire & Security Group, Inc.

•	Funtalk China Holdings Ltd

•	China Security & Surveillance Technology, Inc.

•	Chemspec International Ltd

•	Fushi Copperweld, Inc.

•	Harbin Electric, Inc.

•	Tongjitang Chinese Medicines Co

Piper Jaffray first calculated the premium or discount to net asset value of the targets in the selected go-private transactions by comparing their respective implied market capitalization based on the latest announced offer price per share (or ADS) to their respective latest publicly available net asset value. Piper Jaffray then compared them to the discount of the Company’s equity value (implied by the per ADS consideration to be received in the merger) to the net asset value as of March 31, 2012.

	China Mass Media(1)	Selected Transactions
		Max	3rd Quartile	Mean	Median	1st Quartile	Min
Premium / (Discount) to NAV	(41.6)%	88.8%	38.5%	(3.6)%	(14.8)%	(35.5)%	(75.7)%

(1)	Based on the per ADS merger consideration of US$5.00 per ADS.

The minimum and maximum premium or discount to NAV of the selected transactions were used to calculate the implied equity value per ADS of the Company. The results are laid out in the following table:

	Implied Equity Value per ADS of the Company
Based on	Max	Min
Premium / (Discount) to NAV of selected transactions	$16.17	$2.08

The selected transaction analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation of the Company based on the per ADS merger consideration were within the range of premium or discount to net asset value of the selected go-private transactions.

A selected go-private transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected go-private transaction analysis is identical to the Company or the merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for the selected go-private transactions described above to determine the premiums paid in the transactions over recent trading prices of the target companies prior to the announcement of the transaction. The table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the holders of ADSs in the merger based on the per ADS merger consideration.

45

	China Mass Media(1)	Selected Transactions
		Max	3rd Quartile	Mean	Median	1st Quartile	Min
Premium to 1 day prior(2)	100.0%	67.0%	31.7%	28.3%	22.8%	17.1%	4.4%
Premium to 7 days prior(3)	78.6%	81.8%	45.7%	37.3%	33.9%	25.3%	16.9%
Premium to 30 days prior(4)	160.4%	67.9%	45.5%	34.7%	32.7%	20.2%	6.7%
Premium to 90 days prior(5)	24.1%	234.1%	45.4%	47.5%	37.5%	23.9%	7.4%

(1)	Based on the per ADS merger consideration of US$5.00 per ADS.
(2)	Company percentage based on the closing price per ADS on May 3, 2012 (the last day prior to the Company’s receipt of Mr. Shengcheng Wang’s Offer Letter to acquire all of the outstanding ordinary shares of the Company) of $2.50.
(3)	Company percentage based on the closing price per ADS on April 27, 2012 (the 7th day prior to the Company’s receipt of the Offer Letter) of $2.80.
(4)	Company percentage based on the closing price per ADS on April 4, 2012 (the 30th day prior to the Company’s receipt of the Offer Letter) of $1.92.
(5)	Company percentage based on the closing price per ADS on February 3, 2011 (the 90th day prior to the Company’s receipt of the Offer Letter) of $4.03.

The minimum and maximum premium to 1 day prior, premium to 7 days prior, premium to 30 days prior and premium to 90 days prior were used to calculate the implied equity value per ADS of the Company. The results are laid out in the following table:

	Implied Equity Value per ADS of the Company
Based on	Max	Min
Premium to 1 day prior	$4.17	$2.61
Premium to 7 days prior	$5.09	$3.27
Premium to 30 days prior	$3.22	$2.05
Premium to 90 days prior	$13.47	$4.33

The premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market closing prices at the selected dates for the ADSs implied by the per ADS merger consideration were within the range of premiums paid in the selected transactions.

Discounted Cash Flow Analysis

Using discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) the Company’s projected free cash flows for the 5 years ending December 31, 2016, discounted back to June 30, 2012, based on management projections, and (ii) a terminal value at fiscal year end 2016, discounted back to June 30, 2012. The free cash flows for each year were calculated from the management projections as operating income less taxes (i.e. PRC standard corporate income tax rate of 25.0%), plus depreciation and amortization, less the change in net working capital and less capital expenditures. Piper Jaffray calculated the range of net present values based on discount rate of 19.5%, based on a weighted average cost of capital analysis, which was adjusted upward to account for risks attributable to the Company’s relatively small market capitalization and the Company’s status as a PRC-based company. This analysis resulted in implied values per ADS for the Company of $2.86. Piper Jaffray observed that the per ADS merger consideration was above the implied value derived from the discounted cash flow analysis.

Liquidation Analysis

Using a liquidation analysis, Piper Jaffray calculated the net distributable assets, net of liquidation related costs and the Company’s liabilities based on the management balance sheet projections as of December 31, 2012 provided by the Company. The net distributable asset value per ADS as of December 31, 2012 is expected to be $4.16. Piper Jaffray observed that the per ADS merger consideration was above the implied value derived from the liquidation analysis.

46

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Company.

No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the merger and the other transactions contemplated by the merger agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed the analyses described above solely for purposes of rendering its opinion to the Independent Committee. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

As described above, Piper Jaffray’s opinion was only one of many factors considered by the board of directors in making its determination to approve the merger. Piper Jaffray was not requested to, and did not, (i) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (ii) advise the Independent Committee, the board of directors of the Company or any other party with respect to alternatives to the merger.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of the Company that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray further assumed that the merger will have the tax consequences described in the proxy statement relating to the merger. Piper Jaffray relied, with the Independent Committee’s consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the merger agreement.

47

In arriving at its opinion, Piper Jaffray assumed that the executed merger agreement would be in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform, in all respects material to our analysis, all of the covenants and agreements required to be performed by such party, (iii) the merger will be consummated pursuant to the terms of the merger agreement without amendments thereto and (iv) all conditions to the consummation of the merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any law, of any jurisdiction, relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion or view regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Independent Committee and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor any of the Buyer Filing Persons is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger.

Piper Jaffray’s opinion was necessarily based upon the information available to Piper Jaffray and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of Piper Jaffray’s opinion could materially affect the assumptions used in preparing the opinion. Piper Jaffray did not express any opinion as to the price at which the Shares or ADSs may trade following announcement of the merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Shares of the proposed per Share merger consideration (other than affiliates of the Company and the Parent and holders of Excluded Shares) and to holders of ADSs of the proposed per ADS merger consideration (other than affiliates of the Company and the Parent and holders of Excluded Shares), in each case as set forth in the merger agreement and did not address any other terms or agreement relating to the merger or any other terms of the merger agreement. Piper Jaffray was not requested to, and did not, participate in negotiations with respect to the Merger Agreement, solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or opine as to, and Piper Jaffray’s opinion does not address, the basic business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to the Company, the Buyer Filing Persons’ ability to fund the merger consideration, or any other terms contemplated by the merger agreement or the fairness of the merger to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the compensation to be received by holders of Shares or ADSs in the merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the merger.

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Independent Committee selected Piper Jaffray to act as its financial advisor in connection with the transactions contemplated by the merger agreement on the basis of such experience and its familiarity with the relevant industry.

48

Piper Jaffray was engaged by the special committee to act as its financial advisor and received a fee of $500,000 for the rendering of its opinion. The opinion fee was not contingent upon the consummation of the merger or the conclusion reached in the opinion and was paid upon delivery of the opinion. The special committee has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In addition, in the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company, the Buyer Filing Persons or entities that are affiliated with the Company or the Buyer Filing Persons, for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the merger and other participants in the merger that differ from the views of Piper Jaffray’s investment banking personnel.

Purpose of and Reasons for the Proposed Merger

Under the SEC rules governing “going private” transactions, each of the Buyer Filing Persons is deemed to be engaged in a “going private” transaction and, therefore, required to express its or his reasons for the proposed merger to the Company’s unaffiliated security holders, as defined in Rule 13e-3 of the Exchange Act. Each of the Buyer Filing Persons is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under Exchange Act. For the Buyer Filing Persons, the purpose of the merger is to enable Parent to acquire 100% control of the Company, in a transaction in which the unaffiliated security holders will be cashed out in exchange for $5.00 per ADS (or $0.0167 per Share), so Parent will bear the rewards and risks of the ownership of the Company after the ADSs and Shares are cancelled, including any increases in value of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, with respect to Mr. Shengcheng Wang, the merger will allow him to acquire 100% beneficial ownership of the shares of the Company through his beneficial ownership in the shares of Parent as described in this proxy statement under the “Special Factors—Interests of Certain Persons in the Merger—Interests of Continuing Shareholder”.

The Company suffered material adverse impact in 2011 due to the termination of some contracts which contributed a substantial part of the Company’s revenue for the past few years. The Company currently faces a number of challenges in the market place, including, among others:

•	over-reliance on a single supplier;

•	fierce competition in the advertising agency industry;

•	the Company’s limited ability to adjust advertisement costs; and

•	the Company’s businesses are particularly sensitive to changes in economic conditions.

49

Responding to these challenges will require tolerance for possible volatility in the performance of the Company’s business and willingness to make long-term business decisions that carry substantial risks. For example, the Company has started to conduct film and TV drama production businesses last year, in order to generate synergies with our television advertising business. The Buyer Filing Persons believe that, as a privately-held entity, the Company’s management will have greater flexibility to focus on improving the Company’s long-term profitability without the constraints caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period financial performance. As a privately-held entity, the Company will have greater flexibility to make decisions that might negatively affect short-term results but that could increase the Company’s value over the long term. In contrast, as a publicly traded entity, the Company currently faces pressure from public shareholders and investment analysts to make decisions that might produce improved short-term results, but which may not necessarily be beneficial in the long term.

As a privately-held entity, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002. The need for the management of the Company to be responsive to unaffiliated shareholders and ADS holders’ concerns and to engage in an ongoing dialogue with unaffiliated shareholders and ADS holders can also at times distract the management from focusing on the effective operation and improvement of the business. See “Special Factors – Reasons for the Merger and Recommendation of the Independent Committee and our Board of Directors”.

In addition, the Company’s ADSs are not currently eligible for trading on any national securities exchange. The Company’s ADSs are currently traded on the over-the-counter market commonly referred to as “pink sheets”, which is not a national securities exchange and does not provide an active market for our ADSs at this time. There is no assurance that an active trading market in the Company’s ADSs will develop, or if such a market develops, that it will be sustained. In addition, there is a greater chance for market volatility for securities quoted on the over-the-counter market as opposed to securities traded on a national securities exchange. Therefore, the Buyer Filing Persons believe the limited trading volume of the Company’s ADSs does not justify the costs of remaining a public company.

The Buyer Filing Persons decided to undertake the going private transaction at this time because they wanted to take advantage of the benefits of the Company being a privately-held company as described above and avoid the negative impact caused by the inherent risk for being traded on the over-the-counter market. In the course of considering the going private transaction, the Buyer Filing Persons did not consider alternative transaction structures.

The Buyer Filing Persons believe that structuring the transaction as a merger transaction is preferable to other transaction structures because (i) it will entail conversion of the outstanding Shares and ADSs of the Company held by unaffiliated shareholders and ADS holders into the right to receive the merger consideration, (ii) it represents an opportunity for all the unaffiliated shareholders and ADS holders of the Company to receive fair value in cash or, at the election of the unaffiliated shareholders and ADS holders, by pursuing appraisal rights and (iii) the merger transaction will provide a prompt and orderly transfer of ownership of the Company in a single step, without the necessity of conducting separate purchases of the Company’s Shares and ADSs in a tender offer and a second-step merger to acquire the Shares and ADSs not tendered into the tender offer, and without incurring any additional transaction costs associated with such activities.

Effect of the Proposed Merger on the Company

Private Ownership

ADSs representing Shares of the Company are currently traded on the over-the-counter market commonly referred to as “pink sheets”, under the symbol “PINK: CMMCY.” It is expected that, following the consummation of the merger, the Company will cease to be a publicly traded company and will instead become a private company, the shares of which will be beneficially owned by Mr. Shengcheng Wang. After the merger, the Shares will cease to be traded on “pink sheets”, and price quotations with respect to sales of Shares in the public market will no longer be available. In addition, registration of the Company’s Shares under the Exchange Act will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act, applicable to public companies. After the completion of the merger, the Company will no longer be subject to the rights or protections that the United States federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

50

Upon completion of the merger, all Shares and ADSs of the Company, except for Excluded Shares, will be converted into the right to receive $0.0167 and $5.00 in cash per Share and per ADS, respectively, without interest (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)). At the effective time of the merger, each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one fully paid and non-assessable ordinary share of the surviving company. As a result, current shareholders and ADS holders of the Company, other than Mr. Shengcheng Wang or any entity whose Shares in the Company are beneficially owned by Mr. Shengcheng Wang, will no longer have any equity interest in, or be shareholders or ADS holders of, the Company upon completion of the merger. As a result, our shareholders and ADS holders, other than Mr. Shengcheng Wang or any entity whose Shares in the Company are beneficially owned by Mr. Shengcheng Wang, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders and ADS holders, Mr. Shengcheng Wang or any entity whose Shares in the Company are beneficially owned by Mr. Shengcheng Wang, will not be exposed to the risk of loss in relation to their investment in the Company.

At the effective time of the merger, each option to purchase Shares under the 2008 Share Incentive Plan will be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such option immediately prior to the effective time of the merger multiplied by (b) the excess of $0.0167 over the exercise price payable per share under such option, net of applicable withholding taxes. Such payment will be made no later than 15 days following the effective time of the merger.

Directors and Management of the Surviving Company

Upon completion of the merger, the current memorandum of association and articles of association of the Company will be replaced in its entirety by the memorandum of association and articles of association of Merger Sub, as in effect prior to the completion of the merger (except that, upon completion of the merger, Clause 1 of the memorandum of association of the surviving company shall be amended to be and read as follows: “The name of the corporation is China Mass Media Corp.”, and all other references to the name of the Company in the memorandum and articles of association will be amended accordingly). In addition, the directors of Merger Sub immediately prior to the completion of the proposed merger (identified below in Annex D1—“Directors and Executive Officers of the Company”) will become the directors of the surviving company and the executive officers of the Company will remain the executive officers of the surviving company.

Primary Benefits and Detriments of the Merger

The primary benefits of the merger to the Company’s unaffiliated shareholders and ADS holders include, without limitation, the following:

•	the merger consideration of $0.0167 per Share and $5.00 per ADS in cash representing a premium of 100.0% over the closing price in the over-the-counter market as quoted by Bloomberg L.P. on May 3, 2012, the last trading day prior to the Company’s announcement on May 4, 2012 that it had received a “going private” proposal.

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the merger.

51

The primary detriments of the merger to the Company’s unaffiliated shareholders and ADS holders include, without limitation, the following:

•	such shareholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Company’s ordinary shares, if any.

•	in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder (as defined under “Material U.S. Federal Income Tax Consequences”) of Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Shares or ADSs in the merger generally will be required to recognize gain as a result of the merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares or ADSs. Because it is likely that the Company is or has been a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes during a U.S. Holder’s holding period for Shares or ADSs, a U.S. Holder’s gain generally will be taxed under special U.S. federal income tax rules, as described under “Material U.S. Federal Income Tax Consequences.”

The primary benefits of the merger to the Buyer Filing Persons include the following:

•	If the Company successfully executes its business strategies, the value of their equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Buyer Filing Persons.

•	The Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces public shareholders and investment analyst pressure to make decisions that may produce impressive short term results, but which may not over the long term lead to a maximization of its equity value.

•	The Company will have less constraints to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation.

•	The Company will have more flexibility to change its capital budgeting plan without public market scrutiny or analysts’ quarterly expectations.

•	The Company will be able to deploy new services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts.

The primary detriments of the merger to the Buyer Filing Persons include the following:

•	All of the risk of any possible decrease in our revenues, free cash flow or value following the merger will be borne by the Buyer Filing Persons.

•	The business risks facing the Company, including increased competition and over-reliance on a single supplier, will be borne by the Buyer Filing Persons.

•	An equity investment in the surviving company by the Buyer Filing Persons following the merger will involve substantial risk resulting from the limited liquidity of such an investment.

•	Following the merger, there will be no trading market for the surviving company’s equity securities.

•	Compared with a public company, the surviving company following the merger will have more limited options for raising capital.

52

The Company’s Net Book Value and Net Earnings

The table below sets out beneficial ownership in the Company’s net book value and net earnings for Mr. Shengcheng Wang before and after the proposed merger, based on the historical net book value of the Company as of December 31, 2011 and the historical net earnings of the Company for the year ended on December 31, 2011.

	Beneficial Ownership Prior to the Merger				Beneficial Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
Name	$’000%		$’000%		$’000%		$’000%

Mr. Shengcheng Wang	17,525	75.4	1,755	75.4	23,845	100	2,388	100

Plans for the Company after the Proposed Merger

After the effective time, Parent anticipates that the Company will continue its current operations, except that it will cease to be an independent public company and will instead be a wholly owned subsidiary of Parent. The Company will no longer be subject to the Exchange Act or compliance and reporting requirements in relation to the trading of ADSs on the over-the-counter market and the related direct and indirect costs and expenses and the Company’s American Depositary Share program would be terminated.

Parent has advised the Company that, except for the transactions contemplated by the merger agreement, it does not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

•	any other material changes in the Company’s business.

Alternatives to the Proposed Merger

The Company’s board of directors did not independently determine to initiate a process for the sale of the Company. The Independent Committee was formed on May 3, 2012, in response to the receipt of the going private proposal letter from Mr. Shengcheng Wang on May 2, 2012. In light of Mr. Shengcheng Wang’s express intention not to sell Shares beneficially owned by him to any third party, the Independent Committee determined that there was no viable alternative to the proposed sale of the Company to the Buyer Filing Persons, and in light thereof, no attempt was made to contact third parties who might otherwise consider an acquisition of the Company. Since the Company’s receipt of the proposal letter from Mr. Shengcheng Wang on May 2, 2012, the Company has not received any other offer from any third party for (i) a merger or consolidation of the Company with another company, (ii) the sale or transfer of all or substantially all of the Company’s assets or (iii) the purchase of all or a substantial portion of the Company’s Shares that would enable such person to exercise control of or significant influence over the Company. The Independent Committee also took into account that, prior to the receipt of shareholder approval, the Company can terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior proposal, subject to the payment of a termination fee and reimbursement of Parent’s expenses to the extent provided in the merger agreement. In this regard, the Independent Committee recognized that it has flexibility under the merger agreement to respond to any alternative transaction proposed by a third party that is or is reasonably likely to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such third party (and, if such proposal is a superior proposal, recommend such proposal to the Company’s shareholders).

53

The Independent Committee did not consider any other form of transaction for the reasons stated under the “Purpose of and Reasons for the Proposed Merger” section.

Effects on the Company if the Merger is not Completed

If the merger agreement is not adopted by the Company’s shareholders or if the merger is not completed for any other reason, shareholders will not receive any payment for their shares or ADSs in connection with the merger. Instead, the Company will remain an public company with Mr. Shengcheng Wang as the beneficial owner of majority of Shares and the Company’s ADSs will continue to be listed and traded on the over-the-counter market. In addition, if the merger is not completed, we expect that management will operate the business in a manner similar to that in which it is currently being operated and that the Company’s shareholders will continue to be subject to the same risks and opportunities as they currently are. Accordingly, if the merger is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs. Under specified circumstances, the Company may be required to pay Parent a termination fee or reimburse Parent for its out-of-pocket expenses or Parent may be required to pay the Company a reverse termination fee, in each case, as described in “The Merger Agreement — Termination Fee and Reimbursement of Expenses” beginning on page 79. From time to time, the Company’s board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to identify strategic alternatives to enhance shareholder value. If the merger agreement is not adopted by the Company’s shareholders or if the merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

The Buyer Filing Persons estimate that the total amount of funds necessary to consummate the merger and related transactions, including the payment of customary fees and expenses in connection with the merger will be approximately $3.6 million, assuming no exercise of appraisal rights by shareholders of the Company. Such amount will be funded through cash on hand of Happy Indian Ocean Limited and Arctic Spring Limited, whose Shares in the Company are beneficially owned by Mr. Shengcheng Wang, pursuant to the Promissory Notes.

Promissory Note

Pursuant to the Promissory Notes, Happy Indian Ocean Limited and Arctic Spring Limited promised unconditionally to pay to the order of Parent $2,844,860 and $711,215, respectively, in immediately available funds in one payment at the effective time of the merger as defined in the merger agreement.

Given that Happy Indian Ocean Limited and Arctic Spring Limited will fund the loan proceeds under the Promissory Notes from their foreign currency accounts maintained outside of China, the funds to be paid to the unaffiliated shareholders and ADS holders under the Promissory Notes will not be subject to any restrictions, applications, registrations, and approvals under PRC rules, regulations or circulars.

With respect to the repayment of the shareholder loan from Happy Indian Ocean Limited and Arctic Spring Limited, the Buyer Filing Persons presently intend to fund the repayment of principal with cash resources of Parent and Merger Sub. The Buyer Filing Persons have made no plan or arrangement with respect to refinancing.

54

Limited Guaranty

Concurrently with the execution of the merger agreement, each of Happy Indian Ocean Limited and Arctic Spring Limited entered into a limited guaranty with Parent, pursuant to which Happy Indian Ocean Limited and Arctic Spring Limited have agreed to guarantee 80% and 20% respectively, of the obligations of Parent under the merger agreement to pay, under certain circumstances, a reverse termination fee to the Company and reimburse certain expenses. The limited guaranties will terminate on the earliest of (i) the effective time of the merger, (ii) the termination of the merger agreement by mutual consent of the parties thereto or in circumstances where Parent is not obligated to pay the reverse termination fee or reimburse expenses and (iii) the six-month anniversary of August 6, 2012 (unless, with respect to clause (iii) above, the Company has notified the guarantors of its intention to make a claim under the limited guaranty and has made such a claim within thirty days thereafter, or has previously made, a claim under the limited guaranty on or prior to such termination, in which case the limited guaranty will terminate when such claim is finally satisfied or otherwise resolved by agreement of the parties or by binding arbitration). However, if the Company or any of its affiliates asserts a claim other than as permitted under the limited guaranty, including a claim against certain specified non-recourse parties or a claim in excess of the guaranteed amounts, the limited guaranty will immediately terminate and become null and void, all payments previously made pursuant to the limited guaranty must be returned and neither Happy Indian Ocean Limited and Arctic Spring Limited, nor certain specified recourse or non-recourse parties will have any liability under the limited guaranties, the merger agreement or any related documents.

Liability Cap and Limitation on Remedies

Subject to any equitable remedies the Company may be entitled to, our right to receive payment of a reverse termination fee of $50,000 or $100,000, as applicable, plus our out-of-pocket costs and expenses (up to $500,000) incurred in connection with the merger from Parent, is our sole and exclusive remedy for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

Subject to any equitable remedies Parent or Merger Sub may be entitled to, Parent’s right to receive payment of a termination fee of $50,000, and/or Parent’s and Merger Sub’s out-of-pocket costs and expenses (up to $200,000) incurred in connection with the merger from us, is the sole and exclusive remedy of Parent and Merger Sub against us for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

The maximum aggregate liability of Parent and Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the merger agreement is limited to the termination fee, the reverse termination fee, and reimbursement of expenses, as the case may be.

Interests of Certain Persons in the Merger

In considering the recommendation of the Independent Committee and our board of directors with respect to the merger, you should be aware that Mr. Shengcheng Wang, chairman of our board of directors and our chief executive officer has interests in the transaction that are different from, and/or in addition to, the interests of our shareholders generally. The Company’s board of directors and Independent Committee were aware of such interests and took them into account, among other matters, in reaching their decisions to approve the merger, and to approve and adopt the merger agreement and the transactions contemplated thereby, and recommend that our shareholders vote in favor of approving the merger and approving and adopting the merger agreement and the other transactions contemplated thereby.

Interests of Continuing Shareholder

The Company will become a privately-held company following the completion of the merger. Happy Indian Ocean Limited and Arctic Spring Limited, whose Shares in the Company are beneficially owned by Mr. Shengcheng Wang, hold 80% and 20%, respectively, of the equity interest in Parent, which will own 100% of the Company. Because of the increase in Mr. Shengcheng Wang’s beneficial ownership of shares in the surviving company, Mr. Shengcheng Wang will enjoy proportionally increased benefits from any future earnings and growth of the surviving company through the estate and asset preservation structure and bear a correspondingly increased risk of any possible decrease in the future earnings, growth or value of the surviving company. Mr. Shengcheng Wang’s investment in the surviving company will be illiquid, with no public trading market for the surviving company’s shares. Mr. Shengcheng Wang will have substantially increased uncertainty to sell shares beneficially owned by him in the surviving company at an ideal price, or that any dividends paid by the surviving company will be sufficient to recover their investment.

55

The merger may provide additional means to enhance shareholder value for the continuing shareholder, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the pressure from short-term earnings targets.

Treatment of Existing Share Options, Including Those Held by Officers and Directors

At the effective time of the merger, each option to purchase Shares under the 2008 Share Incentive Plan shall be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such option immediately prior to the effective time of the merger multiplied by (b) the excess of $0.0167 over the exercise price payable per share under such option, net of applicable withholding taxes. Such payment will be made no later than 15 days following the effective time of the merger.

The table below sets forth, as of the date of this proxy statement (for each our executive officers and directors that holds options to purchase Shares, and such executive officers and directors together as a group): (a) the number of Shares issuable under the 2008 Share Incentive Plan, (b) the cash payment that will be made in respect of the options at the effective time of the merger (in all cases before applicable withholding taxes).

Name of Directors and Executive Officers	Number of Shares Issuable Under the Options	Total Cash Payment(1)
Shengcheng Wang(2)	16,591,584	—
Julie Zhili Sun	8,314,292	130,257
Haiyan Xing	1,385,716	21,710
Shuo Cheng	531,072	8,320
Xinyu Zhang	663,841	10,400
Weitao Xu	127,457	1,997
Guanning Liang	1,800,000	28,200

Total of all directors and executive officers holding options to purchase Shares as a group	29,413,962	200,884

(1) The exercise price per Share of the options is $0.001 per ordinary share.
(2) Shengcheng Wang, one of the Buyer Filing Persons, will not receive any consideration for the cancellation of the options held by him.

Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•	The indemnification provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the effective time, will survive the merger and will not be amended or modified for a period of six years from the effective time in any manner that would adversely affect the rights of the current or former directors, officers or employees of the Company or any subsidiaries.

•	From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify (i) the current and former directors, officers and employees of the Company or any subsidiaries against liabilities arising out of or in connection with (a) the fact that such party is or was a director, officer or employee of the Company or such subsidiary, or (b) any acts or omissions occurring before or at the effective time to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the merger agreement and to the fullest extent permitted by the Cayman Companies Law or any other applicable law; and (ii) such persons against all liabilities arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries.

56

•	The surviving company will maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the surviving company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

The Independent Committee

On May 3, 2012 our board of directors established an Independent Committee of directors to consider the proposal from Mr. Shengcheng Wang and to take any actions it deems appropriate to assess the financial viability of such proposal. The Independent Committee is composed of independent directors— Dr. Liping He, Mr. Jianmin Qu, Dr. Xingzhao Liu and Mr. Yong Chen. Other than their receipt of board compensation (which are not contingent upon the consummation of the merger or the Independent Committee’s or board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement, none of the members of the Independent Committee has a financial interest in the proposed merger or any of transactions contemplated thereby and none of them is related to any of the Buyer Filing Persons. Our board of directors did not place any limitations on the authority of the Independent Committee regarding its investigation and evaluation of the proposed transaction.

We consider the members of the Independent Committee’s service part of the independent directors’ responsibilities in the ordinary course of their business. Therefore, our board of directors decided not to provide any extra compensation to them in connection with their service on the Independent Committee.

Position with the Surviving Company

After consummation of the merger, Mr. Shengcheng Wang expects to continue to serve as chairman of the board of directors of the surviving company. It is anticipated that the other executive officers of the Company will hold positions with the surviving company that are substantially similar to their current positions.

Negotiations, Transactions, or Material Contracts

Except as set forth above or elsewhere in this proxy statement, none of Mr. Shengcheng Wang, Parent or Merger Sub, nor any of their respective directors, executive officers or other affiliates had any negotiations, transactions or material contacts with the Company or any of the Company’s directors, executive officers or other affiliates during the past two years that would require disclosure under the rules and regulations of the SEC applicable to this proxy statement.

57

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Filing Persons in connection with proposed merger are estimated at the date of this proxy statement to be as follows:

Description	Amount

Financial advisory fees	$500,000

Legal fees and expenses	$500,000

Miscellaneous (including SEC filing fees, printer, and mailing costs, paying agent fees and depositary expenses)	$10,000

Total	$1,010,000

These expenses will not reduce the merger consideration to be received by the Company shareholders and ADS holders. If the merger is consummated, the party incurring any costs and expenses in connection with the proposed merger and the merger agreement shall pay such costs and expenses.

Voting by Continuing Shareholder at the Extraordinary General Meeting

Mr. Shengcheng Wang indicated that he would vote all of the Shares beneficially owned by him in favor of the adoption of the merger agreement. Mr. Shengcheng Wang beneficially owns approximately 75.4% of the Shares of the Company.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated thereby.

Accounting Treatment of the Merger

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in a manner similar to a pooling-of-interests, in accordance with Accounting Standards Codification 805-50, “Business Combinations – Related Issues”.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

Appraisal Right

See “Dissenters’ Rights—Requirements for Exercising Dissenters’ Rights” starting on page 82.

Certain Material U.S. Federal Income Tax Consequences

See “Material U.S. Federal Income Tax Consequences” starting on page 89.

58

Material PRC Income Tax Consequences

See “Material PRC Income Tax Consequences” starting on page 92.

Material Cayman Islands Tax Consequences

See “Material Cayman Islands Tax Consequences” starting on page 93.

59

MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the Company’s ADSs

The following table provides the high and low closing prices for our ADSs, each representing 300 Shares, on the over-the-counter market commonly referred to as “pink sheets” under the symbol “PINK-CMMCY”, for the periods indicated:

	Sale Price Per ADS (in US$)
	High	Low
Quarterly:
2010
Second quarter	3.08	1.13
Third quarter	3.02	1.64
Fourth quarter	3.55	2.30
2011
First quarter	3.28	2.24
Second quarter	2.34	1.26
Third quarter	1.76	0.81
Fourth quarter	6.00	0.85
2012
First quarter	5.85	1.00
Second quarter	4.05	1.65

On May 3, 2012, the last trading day prior to the announcement by the Company’s board of directors that it had received a “going private” proposal, the reported closing sales price of our ADSs in the over-the-counter market was $2.5 per ADS. The Merger Consideration represents a 100.0% premium over the closing price on May 3, 2012, the last trading day prior to the Company's announcement on May 4, 2012 that it had received a "going private" proposal, and a 24.1% premium over the 90-day closing price as of February 3, 2012. On August 22, 2012, the most recent practicable date before the printing of this proxy statement, the reported sales price of our ADSs was $4.71. You are urged to obtain a current market price quotation for your ADSs in connection with voting your Shares.

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends on our Shares or ADSs. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

In May 2010, our board of directors declared a special stock dividend of 71,637,500 additional ordinary shares of our company for the financial year ended December 31, 2009. The special dividend was approved by an ordinary resolution of the shareholders of the company at an extraordinary general meeting on July 19, 2010. Each holder of our ordinary shares as of June 16, 2010, or the share record date, was entitled to receive one additional ordinary share for every ten ordinary shares held as of the share record date. Each holder of our ADSs as of the ADS record date was entitled to receive one ADS for every ten ADSs held as of the ADS record date and we distributed this special stock dividend in January 2011.

60

In October 2011, our board of directors declared a special cash dividend of $0.07667 per ordinary share, or $23.00 per ADS, to all of our shareholders and ADS holders as of December 9, 2011. By the end of 2011, we had paid dividends of $31.4 million in cash to those investors. We paid off the remaining committed cash dividend of $26.1 million in March 2012.

We do not expect to declare or pay any further dividends prior to the merger, and under the terms of the merger agreement are prohibited from doing so without Parent’s prior written approval.

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China. Each of the operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated herein by reference.

Subject to the approval of our shareholders, our board of directors has complete discretion over distribution of dividends. In the event that our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

61

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares or ADSs, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China on [●], 2012, at 10:00 a.m., Beijing time.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	as a special resolution:

THAT the agreement and plan of merger dated as of August 6, 2012 among Parent, Merger Sub, the Company and Mr. Shengcheng Wang and the Cayman Plan of Merger (such agreement and Cayman Plan of Merger being in the form attached to the Proxy Statement, which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby be and are hereby approved and authorized by the Company;

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

If the proposed merger is completed, each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the effective time, other than the Excluded Shares shall be cancelled in exchange for the right to receive the per Share merger consideration of $0.0167 per Share in cash without interest. Each ADS issued and outstanding immediately prior to the effective time, other than ADSs beneficially owned by Mr. Shengcheng Wang and any person controlled by Mr. Shengcheng Wang prior to the effective time, will represent the right to receive the per ADS merger consideration of $5.00 per ADS in cash without interest (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)) pursuant to the terms and conditions set forth in the merger agreement. At the effective time, all of the Shares will cease to be outstanding, shall be cancelled and shall cease to exist. Each Share (other than Excluded Shares) will thereafter represent only the right to receive the per Share merger consideration without interest, and any Shares held by dissenting shareholders will thereafter represent only the right to receive the fair value of their Shares as determined under the Cayman Companies Law. The Founder Shares will be cancelled for no consideration. At the effective time, each ordinary share, par value $0.001 per Share, of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one fully paid and non-assessable ordinary share, par value $0.001 per Share, of the surviving company. Shares reserved under the Company’s share incentive plan adopted in July 2008 that have been provisionally deposited with the ADS depositary and are not subject to any outstanding option under the Company’s share incentive plan will be cancelled for no consideration.

62

Our Board’s Recommendation

Our board of directors, acting upon the unanimous recommendation of the Independent Committee of our board of directors:

•	determined that the merger, on the terms and subject to the consideration set forth in the merger agreement , is substantively and procedurally fair to, and in the best interests of, the Company and its unaffiliated shareholders and ADS holders, and declared it advisable to enter into the merger agreement;

•	approved the merger, the merger agreement and the other transactions contemplated thereby; and

•	recommends that the Company’s shareholders vote FOR the approval and authorization of the merger agreement.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to vote at the extraordinary general meeting if you own Shares at the close of business in the Cayman Islands on [●], 2012, the Share record date for voting at the extraordinary general meeting. If you own Shares at the close of business in New York City on the Share record date, the deadline for you to lodge your proxy card and vote is [●], 2012 at 9:30 a.m. (Beijing time). If you own ADSs at the close of business in New York City on [●], 2012, the ADS record date, you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 10:00 a.m. New York City time on [●], 2012 in order to ensure your Shares are properly voted at the extraordinary meeting. Alternatively, you may vote at the extraordinary general meeting if you hold ADSs as of the ADS record date, you cancel your ADSs (and pay the applicable fees and expenses to the ADS Depositary in connection with such cancellation), and you certify that you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled by the close of business in New York City on [●], 2012, and become a holder of Shares by the close of business in the Cayman Islands on [●], 2012, the Share record date. Each outstanding Share on the record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. See “Procedures for Voting” below.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of shareholders representing at least one third of our outstanding voting Shares. We expect, as of the Share record date, there will be 751,697,920 Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the adoption of the merger agreement.

Vote Required

Under the Cayman Companies Law and the merger agreement, we cannot complete the proposed merger unless the merger agreement is approved and authorized by a special resolution of the shareholders of the Company, which requires an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. To the extent known by the Company after making reasonable inquiry, except as set forth under the caption “Security Ownership of Certain Beneficial Owners and Management of the Company”, no executive officer, director or affiliate of the Company or any of the Buyer Filing Persons currently hold any securities of the Company.

Mr. Shengcheng Wang beneficially owns 566,591,584 Shares, which represent approximately 75.4% of the total Shares. Accordingly, Mr. Shengcheng Wang has sufficient votes to constitute a quorum for the extraordinary general meeting and unilaterally approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting.

63

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is [●], 2012 at 9:30 a.m. (Beijing time).

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

If you have any questions or need assistance voting your ADSs, please contact the Depositary at Citibank, N.A. ― ADR Department, at 1-877-CITI-ADR (877-248-4237).

If you have any questions or need assistance voting your Shares, please call Julie Zhili Sun, the Chief Financial Officer of the Company at 86-10-8809 1099

ADSs

If you own ADSs as of the close of business in New York City on [●], 2012, you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS Voting Instruction Card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:00 a.m. New York City time on [●], 2011. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs, pay the applicable fees and expenses to the ADS depositary in connection with such cancellation and you certify that you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled by the close of business in New York City on [●], 2012 and become a holder of Shares by the close of business in the Cayman Islands on [●], 2012, the Share record date. Subject to the terms and conditions of the Deposit Agreement, the ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote.

If you wish to cancel your ADSs, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of the ADS cancellation fees ($5.00 per 100 ADS to be cancelled) and all applicable expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that the ADS holder either (x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting, and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for Citibank, Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). In order to be a shareholder by [●], 2012, you need to provide your ADSs and all applicable documentation and payments to the ADS depositary by the close of business in New York City on [●], 2012. If after registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

64

If the ADS depositary timely receives valid voting instructions from an ADS owner which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS owner, such ADS owner is deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions. Pursuant to Section 4.10 of the Deposit Agreement, holders of ADSs shall be deemed, and the ADS depositary shall deem such holders, to have requested the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the ADS record date, the close of business in New York City on [●], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that it does not wish such proxy to be given, there exists substantial opposition or that would adversely affect the rights of holders of Shares. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination and notice thereof by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will adversely affect the rights of holders of Shares.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR approval of the merger and approval and authorization of the merger agreement and the other transactions contemplated thereby and FOR approval of the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “Vote Required.”

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Broker non−votes will be counted towards a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.

•	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

65

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:00 a.m. New York City time on [●], 2012. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS depositary.

•	Second, a holder of ADSs can complete, date and submit a new ADS Voting Instruction Card to the ADS depositary bearing a later date than the ADS Voting Instruction Card sought to be revoked to the ADS depositary.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

If you have any questions or need assistance voting your ADSs, please contact the Depositary at Citibank, N.A. ― ADR Department, at 1-877-CITI-ADR (877-248-4237).

If you have any questions or need assistance voting your Shares, please call Julie Zhili Sun, the Chief Financial Officer of the Company at 86-10-8809 1099.

Solicitation of Proxies

This proxy solicitation is being made by the Company on behalf of the Board and will be paid for by the Company. Proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in the notice convening the meeting.

66

THE MERGER AGREEMENT

This section of the proxy statement describes the material terms of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the merger agreement because it is the legal document that governs the proposed merger. This description of the merger agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Proposed Merger

The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement. If the proposed merger is completed, the Company will cease to be a publicly traded company. The closing will occur on the first business day immediately following the day when all of the closing conditions have been satisfied or waived. At the closing, Merger Sub and the Company will execute a plan of merger and file the plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective upon such filing or at such time thereafter as may be specified in the plan of merger in accordance with the Cayman Islands Companies Law.

We expect that the proposed merger will be completed during the fourth quarter of 2012, after all conditions to the proposed merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived; however, we intend to complete the proposed merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Upon completion of the proposed merger, the memorandum and articles of association of Merger Sub as in effect at the effective time will be the memorandum and articles of association of the Company as the surviving company (except that at the effective time, Clause 1 of the memorandum of association of the surviving company will be amended to be and read as follows: “The name of the Corporation is China Mass Media Corp.”, and all other references to the name of the Company in the memorandum and articles of association will be amended accordingly). The directors of Merger Sub at the effective time will become the directors of the Company and the executive officers of the Company at the effective time will remain the executive officers of the Company, unless otherwise determined by Parent prior to the effective time.

Merger Consideration

Other than (i) the Founder Shares and (ii) the Dissenting Shares, each Share issued and outstanding immediately prior to the effective time will be cancelled in exchange for the right to receive $0.0167 in cash per Share and $5.00 per ADS without interest (less (a) $5.00 per 100 ADSs (or fraction thereof) being ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, and (b) all applicable expenses and taxes (such as stamp taxes and stock transfer taxes)).

Each of the Founder Shares will, by virtue of the merger and without any action on the part of its holder, cease to be outstanding, will be cancelled and will cease to exist without payment of any consideration or distribution therefor.

Each dissenting shareholder will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law with respect to Shares owned by such dissenting shareholder.

At the effective time, each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the effective time, will be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company.

67

A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Company extraordinary general meeting convened to vote on the merger has been sent to such shareholder and has been returned undelivered. In the event that monies due to dissenting shareholders and shareholders of the Company who are untraceable exceeds $500,000, such monies and any monies which are returned will be held by the surviving company in a separate non interest bearing bank account for the benefit of dissenting shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the extraordinary general meeting will be forfeited and will revert to the surviving company.

Treatment of Options

At the effective time of the merger, each option to purchase Shares under the 2008 Share Incentive Plan shall be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such option immediately prior to the effective time of the merger multiplied by (b) the excess of $0.0167 over the exercise price payable per share under such option, net of applicable withholding taxes. Such payment will be made no later than 15 days following the effective time of the merger.

Exchange Procedures

At the effective time, Parent will deposit with the paying agent for the benefit of the holders of Shares and ADSs, the merger consideration for the paying agent to make payments under the merger agreement. Promptly after the effective time, the paying agent will mail to each registered holder of Shares (other than holders of the Excluded Shares) (i) a letter of transmittal specifying how the payment of amounts due from the Exchange Fund to registered holders of the Shares (other than holders of Excluded Shares) shall be effected and (ii) instructions for effecting the surrender of share certificates in exchange for the per Share merger consideration. Upon surrender of a share certificate, each registered holder of Shares will receive an amount equal to (x) the number of Shares multiplied by (y) the per Share merger consideration. Promptly following the effective time, the paying agent will transmit to the ADS depositary an amount equal to the product of (x) the number of ADSs and (y) the per ADS merger consideration. The ADS depositary will distribute the per ADS merger consideration use applicable fees, taxes and expenses to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedules delivered by the Company in connection therewith but not reflected in the merger agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

68

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	due organization, existence, good standing and authority to carry on the Company’s businesses;

•	the Company’s capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with the Company’s shareholders and the absence of encumbrances on the Company’s ownership of the equity interests of its subsidiaries;

•	the Company’s corporate power and authority to execute, deliver and perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

•	the approval of the merger agreement and the merger by the board of directors of the Company;

•	the absence of (i) a breach or violation of, or a default under, the governing documents of the Company and its subsidiaries, (ii) a material breach or violation of applicable law, (iii) a default or an acceleration of obligations under certain agreements and (iv) the creation of any lien on any properties or assets of the Company, in each case, as a result of the Company entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	the required vote of the Company’s shareholders to adopt the merger agreement;

•	governmental consents and approvals;

•	the Company’s SEC filings since August 4, 2008 and the financial statements included therein;

•	compliance with the Sarbanes-Oxley Act of 2002 and any rules and regulations applicable to the Company’s reports;

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	the absence of a Company “Material Adverse Effect” (as defined below) and the absence of certain other changes or events from March 31, 2012 to the effective date of the merger agreement;

•	the conduct of business in accordance with the ordinary course consistent with past practice from March 31, 2012 to the effective date of the merger agreement;

•	the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

•	the absence of certain undisclosed liabilities;

•	employee benefits plans;

•	compliance with applicable laws, licenses and permits;

•	material contracts and the absence of any default under, or termination of, any material contract;

•	real property and other material properties and assets;

•	the absence of a shareholder rights agreement and the inapplicability of any anti-takeover law to the merger;

•	environmental matters;

69

•	tax matters;

•	labor matters;

•	intellectual property;

•	insurance policies;

•	the receipt of an opinion from Piper Jaffray & Co.;

•	the absence of any undisclosed brokers’ or finders’ fees;

•	the accuracy of the information provided in the Schedule 13E-3 and this proxy statement; and

•	acknowledgment as to absence of any other representations and warranties.

Many of the representations and warranties in the merger agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, a “Material Adverse Effect” means any change, effect, event, or occurrence, that individually or in the aggregate with all other effects, (i) has a material adverse effect on the business, assets, financial condition or consolidated results of operations of the Company and its subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement. However, none of the following and no effect, alone or in combination, related to or arising out of any of the following, will be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur:

•	effects that affect the industry in which the Company and its subsidiaries operate (in each case, only to the extent they do not have a materially disproportionate effect on the Company and its subsidiaries);

•	changes in general business, economic or political conditions (in each case, only to the extent they do not have a materially disproportionate effect on the Company and its subsidiaries);

•	effects affecting the financial, credit or securities markets in the United States, the People’s Republic of China (the “PRC”) or any other country or region in the world, including changes in interest rates or foreign exchange rates (in each case, only to the extent it does not have a materially disproportionate effect on the Company and its subsidiaries);

•	effects attributable to the consummation of the transactions contemplated by, or the announcement of the execution of, the merger agreement;

•	any change in the Company’s share price or trading volume (although the underlying cause of such change may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur);

•	any action taken by the Company or any of its subsidiaries required by the merger agreement, with Parent’s or Merger Sub’s written consent or at the written request of Parent or Merger Sub;

•	any effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening occurring after the date of the merger agreement (in each case, only to the extent it does not have a materially disproportionate effect on the Company and its subsidiaries);

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events occurring after the date of the merger agreement (in each case, only to the extent it does not have a materially disproportionate effect on the Company and its subsidiaries);

70

•	changes or modifications in GAAP or applicable law or the interpretation or enforcement thereof occurring after the date of the merger agreement (in the case of changes or modifications in applicable law or the interpretation or enforcement thereof, only to the extent it does not have a materially disproportionate effect on the Company and its subsidiaries);

•	the failure by the Company or any of its subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (although the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur);

•	any change or prospective change in the Company’s credit ratings;

•	any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective affiliates; and

•	any loss of, or change in, the relationship of the Company or any of its subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of the merger agreement, the consummation of the transactions contemplated by the merger agreement or the announcement of any of the foregoing.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	their due organization, existence and good standing;

•	their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

•	sufficiency of funds in the financing contemplated by the Promissory Notes, subject to certain assumptions;

•	Parent not having any reason to believe the conditions to the financing will not be satisfied or that the financing will not be available;

•	the absence of contingencies related to the funding of the financing other than as set forth in the Promissory Notes;

•	the absence of any side letters or other agreements to which Parent or its affiliates are a party relating to the financing;

•	capitalization of Parent and Merger Sub, Parent ownership of Merger Sub and the operations of Merger Sub;

•	governmental consents and approvals;

•	the absence of (i) a breach or violation of, or a default under, the governing documents of Parent or Merger Sub, (ii) a material breach or violation of applicable law, (iii) a default or an acceleration of obligations under certain agreements and (iv) the creation of any lien on any properties or assets of Parent or Merger Sub, in each case, as a result of entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	the absence of legal proceedings against Parent or Merger Sub;

•	the execution and the validity and enforceability of the limited guaranties provided by Arctic Spring Limited and Happy Indian Ocean Limited of certain obligations of Parent and the lack of any default thereunder;

71

•	the accuracy of the information provided by Parent or Merger Sub for inclusion in the Schedule 13E-3 and this proxy statement;

•	solvency of Parent and the surviving company immediately following consummation of the merger;

•	the absence of undisclosed shares and other securities of, any other rights to acquire the shares and other securities of, or any other economic interest in, the Company, beneficially owned by the Buyer Filing Persons;

•	the absence of any undisclosed brokers’ or finders’ fees;

•	independent investigation conducted by Parent and Merger Sub and non-reliance on the Company's estimates; and

•	acknowledgement as to the absence of any other representations and warranties.

Conduct of Business Prior to Closing

Under the merger agreement, the Company has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement, the Company and its subsidiaries will cause their businesses to be conducted in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, the Company and its subsidiaries will use their reasonable best efforts to preserve their business organizations intact and maintain existing relations with governmental entities, key customers, suppliers, distributors and other persons with whom they have material business relationships.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules the Company delivered in connection with the merger agreement, unless Parent consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its subsidiaries to, among other things:

•	adopt or propose any change in the Company’s organizational or governing documents;

•	merge or consolidate the Company or any of its subsidiaries (except for transactions among wholly owned subsidiaries that are not obligors or guarantors of third party indebtedness), or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any contracts imposing material changes or material restrictions on its assets, operations or businesses;

•	acquire share or assets or make any investment;

•	issue, sell, pledge, transfer or otherwise dispose of any shares of capital stock of the Company and its subsidiaries or any rights to acquire the Company’s securities, subject to certain exceptions;

•	create or incur any lien on (i) intellectual property owned or exclusively licensed or material and non-exclusively licensed by the Company or its subsidiaries or on any other assets of the Company or any of its subsidiaries outside the ordinary course of business or (ii) any other assets of the Company or any of its subsidiaries, other than permitted liens;

•	make any loans, advances, guarantees or capital contributions or investments (other than to the Company or its any direct or indirect subsidiaries), except pursuant to contracts in effect as of the date of the merger agreement which have been either filed as exhibits to the company reports filed with the SEC or identified in the disclosure schedule or trade credit extended by the Company or its subsidiaries on normal commercial terms and in the ordinary course of their trading activities;

72

•	declare, set aside, make or pay dividends or other distribution with respect to share capital of the Company or any of its subsidiaries (except for dividends paid by any subsidiaries in the ordinary course consistent with past practice) or enter into any contract with respect to the voting of the share capital of the Company or any of its subsidiaries;

•	reclassify, split, combine or subdivide any of the share capital of the Company or any of its subsidiaries or securities convertible into or exercisable for any such share capital;

•	other than in the ordinary course of business consistent with past practice, incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company

•	issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its subsidiaries;

•	make or authorize capital expenditures in excess of RMB 2 million in the aggregate, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

•	make changes in accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles or law;

•	settle any action before a governmental authority by or against the Company or any of its subsidiaries, other than settlements entered into in the ordinary course of business consistent with past practice, requiring only the payment of monetary damages not exceeding RMB 1 million and not involving the admission of wrongdoings by the Company or any of its subsidiaries;

•	engage in the conduct of any new line of business material to the Company and its subsidiaries taken as a whole;

•	create any new subsidiaries;

•	enter into, amend or modify in any material respect or terminate, or waive any material rights under, any material contract, that is reasonably expected to result in a material adverse effect;

•	make or change any material tax election, materially amend any tax return (except as required by applicable law), enter into any material closing agreements with respect to taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes or materially change any method of tax accounting;

•	transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of (i) any of the Company’s material intellectual property, or (ii) any of the Company’s material assets, licenses, operations, rights, interests, product lines or businesses, except in connection with services provided in the ordinary course of business, sales of products in the ordinary of business, sales of obsolete assets, or sales, leases, licenses or other dispositions of assets of not more than RMB 2 million in the aggregate;

73

•	except for limited exceptions, (i) enter into any new employment or compensatory agreements; (ii) grant any severance or termination payments or benefits to any director or executive officer of the Company or any of its subsidiaries in an amount exceeding RMB 200,000 on an individual basis; (iii) increase the compensation, bonus, pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or officer of the Company or any of its subsidiaries, (iv) establish, adopt, amend or terminate any benefit or compensation plan of the Company (except as required by law) or amend the terms of any outstanding equity-based awards; (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any benefit or compensation plan of the Company, to the extent not already required in any such benefit or compensation plan; (vi) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any the Company’s benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined (except as required by U.S. GAAP); or (vii) forgive any loans made to directors, officers or employees of the Company or its subsidiaries; or

•	agree, authorize or commit to do any of the foregoing.

Acquisition Proposals

The Company agreed that from the date of the merger agreement until the effective time, neither the Company nor any of its subsidiaries nor any of the officers and directors of the Company or any of its subsidiaries will, and the Company will instruct and cause the Company’s and its subsidiaries’ representatives, not to, directly or indirectly, (a) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, any acquisition proposal, or (b) otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Prior to obtaining the required shareholder approval of the merger agreement, the Company may, (i) after its receipt of an acquisition proposal from any person, contact such person who made an unsolicited acquisition proposal to clarify and understand the terms and conditions of such acquisition proposal so as to determine whether such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal, (ii) provide information in response to an unsolicited request by any person who has made such acquisition proposal; (iii) engage or participate in any discussions or negotiations with such person; or (iv) approve, recommend, or declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an acquisition proposal. In each such case referred to in (ii) or (iii) above, the board of directors of the Company must have determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such acquisition proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal. In the case referred to in (iv) above, the board of directors of the Company must have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such acquisition proposal is a superior proposal.

No Change of Recommendation

The Company’s board of directors has unanimously resolved to recommend that the Company’s shareholders approve and authorize the merger agreement. The board of directors of the Company and the Independent Committee may not:

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the board of directors’ recommendation with respect to the merger; or

•	subject to certain exceptions, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any acquisition proposal.

However, if the Company’s board of directors determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the board of directors’ fiduciary duties to the shareholders under applicable law, it may, based on the recommendation of the Independent Committee, at any time prior to obtaining the requisite shareholders’ approval under the merger agreement, withhold, withdraw, qualify or modify its recommendation or approve, recommend or otherwise declare advisable any unsolicited superior proposal.

74

Shareholders’ Meeting

Unless the merger agreement is terminated, the Company is required to take all actions necessary to convene an extraordinary general meeting as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and this proxy statement for the purpose of obtaining the shareholder approval required by the merger agreement. The Company may adjourn or postpone the extraordinary general meeting (i) with the consent of Parent; (ii) if as of the time for which the extraordinary general meeting proceeds to business there are insufficient shares represented to constitute a quorum necessary to conduct the business at the extraordinary general meeting or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the board of directors of the Company has determined in good faith after consultation with outside counsel is necessary or advisable under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the extraordinary general meeting.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•	The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the effective time will survive the merger and may not be amended or modified for a period of six years from the effective time in any manner that would adversely affect the rights of the current or former directors, officers or employees of the Company or any subsidiaries.

•	From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify (i) the current and former directors, officers or employees of the Company or any subsidiaries against liabilities arising out of or in connection with (a) the fact that such party is or was a director, officer or employee of the Company or such subsidiary, or (b) any acts or omissions occurring before or at the effective time to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the merger agreement and to the fullest extent permitted by the Cayman Companies Law or any other applicable law; and (ii) such persons against all liabilities arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries.

•	The surviving company will maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

No Knowledge of Inaccuracies

Parent will not have any right to terminate the merger agreement based on material breaches of the Company or claim damages for any inaccuracy in the Company’s representations if:

•	Mr. Shengcheng Wang, or any director or officer of Parent has knowledge of such breach or inaccuracy at or before signing of the merger agreement; or

•	the breach is the proximate result of any action or inaction taken by the Company at the direction of Mr. Shengcheng Wang, or any officer or director of Parent without the approval or direction of the Company’s board (acting with the concurrence of the Independent Committee) or the Independent Committee.

75

Financing

As of the date of the merger agreement, Parent has delivered to the Company a copy of the Promissory Note from each of Happy Indian Ocean Limited and Arctic Spring Limited, whose Shares in the Company are beneficially owned by Mr. Shengcheng Wang, pursuant to which Happy Indian Ocean Limited and Arctic Spring Limited unconditionally committed to extend a shareholder loan of $2,844,860 and $711,215 to Parent, respectively.

Parent and Merger Sub will use their reasonable best efforts to obtain the financing for the merger on the terms and conditions described in the Promissory Notes and will not permit any amendment or modification to be made thereto, or any waiver of any provision or remedy thereunder, if such amendment, modification or waiver (A) reduces (or would reduce) the aggregate amount of the financing, or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the financing, or otherwise expands, amends or modifies any other provision of the Promissory Notes, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the financing at the effective time or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Promissory Notes, in each of clauses (x) and (y) in any material respect. Parent may not release or consent to the termination of the obligations of Arctic Spring Limited and Happy Indian Ocean Limited under the Promissory Notes, except as otherwise expressly contemplated by the Promissory Notes.

Parent and Merger Sub will use their reasonable best efforts to:

•	maintain in effect the Promissory Notes;

•	satisfy on a timely basis all conditions to financing within their control;

•	cause Arctic Spring Limited and Happy Indian Ocean Limited to fund the financing at the effective time;

•	enforce their rights under the Promissory Notes; and

•	comply with their obligations under the Promissory Notes.

Parent will give the Company notice promptly (i) upon becoming aware of any breach of any material provisions of, or termination by any party to the Promissory Notes or (ii) upon the receipt of any written or oral notice or other communication from any person with respect to any threatened breach or threatened termination by any party to Promissory Notes.

The merger agreement requires the Company to use its reasonable best efforts to provide to Parent and Merger Sub, to cause each of its subsidiaries to use its reasonable best efforts to provide and to use its reasonable best efforts to cause its representatives to provide, all reasonable cooperation in connection with the arrangement of the financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries). Such cooperation by the Company and its subsidiaries includes, at the request of Arctic Spring Limited and Happy Indian Ocean Limited, (i) delivering such officer’s and other certificates as required by Arctic Spring Limited and Happy Indian Ocean Limited and as are, in the good faith determination of the persons executing such certificates, accurate; (ii) entering into any customary agreements to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company’s or its subsidiaries’ assets, and other customary documentation in connection with the financing, in each case, as may be reasonably requested by Parent, provided that no obligations of the Company and its subsidiaries under such agreements or arrangements will be effective until the effective time; (iii) providing Parent and Arctic Spring Limited and Happy Indian Ocean Limited with financial and other pertinent information with respect to the Company and its subsidiaries as required by Parent or Arctic Spring Limited and Happy Indian Ocean Limited; and (iv) taking all corporate actions, subject to the occurrence of the closing under the merger agreement, to permit consummation of the financing; provided, that in each case, (x) the Company will not be required to pay any commitment or other fees or incur any liability in connection with the financing prior to the effective time; (y) no credit support in connection with any financing will be provided by the Company or any of its affiliates and no new indebtedness of the Company or any of its subsidiaries, nor any assets of the Company or any of its subsidiaries, may be used in the provision of funding for the merger consideration except if it only becomes effective at the effective time; and (z) the effectiveness of any documentation executed by the Company or any of its subsidiaries will be subject to the closing having occurred.

76

Parent will, upon termination of the merger agreement, (i) reimburse the Company for any reasonable and documented out-of-pocket costs incurred by the Company in connection with the Company’s cooperation in obtaining financing; and (ii) reimburse the Company and its representatives for any losses incurred by it in connection with the arrangement of the financing. Parent and Merger Sub agree that the Company and its affiliates and its and their respective representatives will not, prior to the effective time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by the merger agreement or any cooperation provided by the Company.

Conditions to the Merger

The consummation of the merger is subject to the satisfaction of the following conditions:

•	the merger agreement and the merger being approved and authorized by the shareholders at the extraordinary general meeting; and

•	no court or governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, rule or regulation that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger.

The obligations of Parent and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•	the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, subject to a material adverse effect exception;

•	the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or before the closing date;

•	since the date of the merger agreement, no change, event, circumstance or development having occurred that has had, or would reasonably be expected to have, a material adverse effect; and

•	our shareholders holding not more than 10% of the outstanding Shares having validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, subject to a materiality exception; and

•	each of Parent and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the consummation of the merger, whether before or after shareholder approval has been obtained:

by mutual written consent of the Company and Parent;

by either of the Company or Parent, if:

77

•	the merger is not completed by the “termination date” (which is February 6, 2013), provided that this termination right is not available to a party if the failure of the merger to have been consummated on or before the termination date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement;

•	any law, rule or regulation restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable law, rule or regulation is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement; or

•	our shareholders do not adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof.

by Parent, if:

•	the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within 30 business days after written notice of such breach;

•	the board of directors of the Company has made a change of recommendation; the board of directors of the Company approves or recommends any acquisition proposal other than the merger; or the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing or the Company fails to hold the extraordinary general meeting within 10 business days prior to the termination date due to a willful or intentional breach by the Company and not due to any material breach by Parent or Merger Sub that causes the failure of the Company to hold the extraordinary general meeting; or

•	all of the closing conditions are otherwise satisfied but the Parent notifies the Company that it does not intend to fund the merger transaction.

by the Company:

•	if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within 30 business days after written notice of such breach;

•	prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal; or

•	if all of the closing conditions are otherwise satisfied and the Company stands ready to consummate the transaction, but the Parent fails to fund the exchange fund within five business days following the date on which such closing conditions were satisfied.

78

Termination Fee and Reimbursement of Expenses

The Company is required to pay Parent a termination fee of $50,000 and fees and expenses incurred by Parent of up to $200,000 in the event the merger agreement is terminated (i) by Parent due to a material breach by the Company; (ii) by Parent if (x) the board of directors of the Company makes a change of recommendation; (y) the board of directors of the Company approves or recommends any acquisition proposal other than the merger; or (z) the Company or the board of directors of the Company publicly announces its intention to do any of the foregoing; (iii) by Parent due to failure of the Company to hold the extraordinary general meeting within 10 business days prior to the termination date due to a willful or intentional breach by the Company and not due to any material breach by Parent or Merger Sub that causes the failure of the Company to hold the extraordinary general meeting; or (iv) by the Company prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal.

The Company is required to pay fees and expenses incurred by Parent of up to $200,000 if the merger agreement is terminated by Parent or the Company because the shareholders’ approval is not obtained and prior to the extraordinary general meeting, the Company’s board of directors has made a change of recommendation.

Parent is required to pay the Company a termination fee of $50,000 and fees and expenses incurred by the Company of up to $500,000 in the event the merger agreement is terminated (i) by the Company due to a material (but not willful or intentional) breach by Parent or Merger Sub; or (ii) by the Company if all of the closing conditions are otherwise satisfied but Parent fails to fund the merger and the Company stands ready to close.

Parent is required to pay the Company a termination fee of $100,000 and fees and expenses incurred by the Company of up to $500,000 in the event the merger agreement is terminated (i) by the Company due to material willful or intentional breaches by Parent or Merger Sub; or (ii) by the Company if all of the closing conditions are otherwise satisfied, but Parent notifies the Company that it does not intend to fund the merger consideration.

Fees and Expenses

If the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

Modification or Amendment; Waiver of Conditions

The merger agreement may be amended with the approval of the respective boards of directors of the parties at any time, provided that after any such adoption of the merger agreement by the requisite shareholders’ approval, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders.

At any time before the consummation of the merger, each of the parties to the merger agreement may waive compliance with any of the agreements or conditions contained in the merger agreement to the extent permitted by applicable law.

Remedies

Subject to any equitable remedies the Company may be entitled to, our right to receive payment of a reverse termination fee of $50,000 or $100,000, as applicable, plus our out-of-pocket costs and expenses (up to $500,000) incurred in connection with the merger from Parent or Merger Sub, is our sole and exclusive remedy for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

Subject to any equitable remedies Parent or Merger Sub may be entitled to, Parent’s and Merger Sub’s right to receive payment of a termination fee of $50,000, and/or Parent’s and Merger Sub’s out-of-pocket costs and expenses (up to $200,000) incurred in connection with the merger from us, is the sole and exclusive remedy of Parent and Merger Sub against us for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

79

The maximum aggregate liabilities of Parent and Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Agreement are limited to the termination fees, the reverse termination fee, and reimbursement of expenses, as the case may be.

While the parties may pursue both a grant of specific performance and the payment of monetary damages, as applicable, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a closing and payment of monetary damages, and (ii) and upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment.

80

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (i) grant the Company’s shareholders or ADS holders access to corporate files of the Company and other parties to the proposed merger or any of their respective affiliates or (ii) obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

81

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to object to the merger and receive cash equal to the fair value of their Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex C, particularly the procedural steps required to perfect Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting to the proposed merger.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To preserve your Dissenters’ Rights, the following procedures must be followed:

•	You must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

•	Within 20 days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;

•	Within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his decision to dissent (a “Notice of Dissent”) to the Company stating his name and address, the number and class of Shares with respect to which he dissents and demanding payment of the fair value of his Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he holds;

•	Within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

•	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value;

•	If a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters’ Rights and will determine the fair value of the Shares held by those shareholders.

82

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenters’ Rights attached to the Shares.

You must be a registered holder of Shares in order to exercise your Dissenters’ Rights. A holder of ADSs representing Shares held by the ADS depositary who wishes to dissent must surrender his or her ADSs to the ADS depositary for cancellation, pay the applicable ADS cancellation fees ($5.00 per 100 ADS to be cancelled) and all applicable expenses and taxes (such as stamp taxes and stock transfer taxes) of the ADS depositary to cancel his or her ADSs and withdraw his or her Shares, deliver the requisite certification, and then become a record holder of such Shares and comply with the procedures described above in order to perfect the Dissenters’ Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenters’ Rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Companies Law. If you wish to cancel your ADSs, please contact the Depositary at Citibank, N.A. ― ADR Department, at 1-877-CITI-ADR (877-248-4237).

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the merger agreement. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against approval of the merger and approval and adoption of the merger agreement and the other transactions contemplated thereby, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $0.0167 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and the Buyer Filing Persons intend to assert that the per Share merger consideration of $0.0167 is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

83

FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth summary historical consolidated financial information of the Company for each of the two years ended December 31, 2010 and 2011. The historical financial information as of December 31, 2010 and 2011 has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, at pages F-1 through F-33, which are incorporated into this proxy statement by reference. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

84

	Year Ended December 31,
	2010	2011	2011
	RMB	RMB	$
	(in thousands, except share, per share and per ADS data)
Selected Combined/Consolidated Statement of Operations Data
Revenues:
Advertising agency services	222,298	185,320	29,444
Special events services	-	14,659	2,329
Production and sponsorship services	34,152	25,475	4,048
Total revenues	256,450	225,454	35,821
Less: business tax	(13,047)	(13,137)	(2,087)
Total net revenues	243,403	212,317	33,734
Operating costs and expenses:
Cost of revenues	(127,654)	(116,883)	(18,571)
Cost of revenues – media fees to a related party	-	-	-
Sales and marketing expenses	(16,994)	(20,139)	(3,200)
General and administrative expenses	(35,832)	(29,033)	(4,613)
Total operating costs and expenses	(180,480)	(166,055)	(26,384)
Operating income	62,923	46,262	7,350
Interest and investment income	5,257	13,747	2,184
Other income (expenses), net	(6,765)	(4,686)	(744)
Income before tax	61,415	55,323	8,790
Income tax expense	(21,522)	(40,290)	(6,402)
Net income	39,893	15,033	2,388
Net income allocated to participating preferred shares	-	-	-
Net income available to ordinary shareholders	39,893	15,033	2,388
Earnings per ordinary share, basic and diluted	0.05	0.02	0.003
Earnings per ADS, basic	15.2	5.9	0.94
Earnings per ADS, diluted	15.2	5.9	0.94
Dividends declared per share	-	0.48	0.08
Shares used in calculating earnings per ordinary share, basic	787,182	758,715	758,715
Shares used in calculating earnings per ordinary share, dilute	788,662	759,516	759,516

85

	As of December 31,
	2010	2011	2011
	RMB	RMB	$
	(in thousands)
Selected Combined/Consolidated Balance Sheet Data
Cash and cash equivalents	544,428	111,713	17,749
Total current assets	753,106	407,037	64,672
Total non-current assets	58,603	57,216	9,090
Total assets	811,708	464,253	73,762
Total current liabilities	303,086	314,178	49,918
Total liabilities	303,086	314,178	49,918
Total shareholder’s equity	508,622	150,075	23,844
Total liabilities and shareholder’s equity	811,708	464,253	73,762
Ordinary Shares	5,381	5,133	815

Ratio of Earnings to Fixed Charge

Not applicable. (The Company does not have any fixed charges for the years ended December 31, 2010 and 2011).

Net Book Value per Share of Our Shares

The net book value per Share as of December 31, 2011 was RMB 0.20 (or $0.03, based on the weighted average number of outstanding Shares during 2011).

86

TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Company

In September 2010, we announced that the board of directors had approved a share repurchase program, under which we may repurchase up to $6.0 million worth of our issued and outstanding ADSs by and before November 1, 2011. Any repurchase will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. The timing and extent of any repurchases are dependent upon market conditions, the trading price of ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended. As of April 27, 2012, we had repurchased and cancelled 136,520 ADSs (representing 40,956,000 ordinary shares), giving effect to the adjustment of the ratio of our ordinary shares to ADSs from 30:1 to 300:1 on November 28, 2011.

All of the Shares underlying the ADSs repurchased pursuant to the share repurchase programs were considered cancelled under Cayman Islands law and the excess of the repurchase price over the par value of the Shares repurchased was charged to additional paid-in capital.

The following table summarizes the repurchase of ADSs by us under the repurchase program:

	Total Number of the ADSs Repurchased(1)	Range of Prices Paid per ADS	Average Purchase Price Paid per ADS
2010
First Quarter	-	$-	$-
Second Quarter	-	$-	$-
Third Quarter	-	$-	$-
Fourth Quarter	46,200	$23.64-$34.96	$31.14
Total	46,200	$23.64-$34.96	$31.14
2011
First Quarter	33,660	$22.73-$33.54	$27.15
Second Quarter	22,350	$12.69-$23.66	$17.56
Third Quarter	28,190	$8.26-$17.34	$14.58
Fourth Quarter	6,120	$8.52-$24.05	$17.36
Total	90,320	$8.527-$33,537	$20.19
2012
First Quarter	-	$-	$-
Second Quarter	-	$-	$-
Third Quarter (through September 7, 2012)	-	$-	$-

(1) Our ADS to ordinary share ratio was one ADS for 30 ordinary share prior to November 28, 2011. Our ADS to ordinary share ratio changed to one ADS for 300 ordinary share, effective on November 28, 2011.

Purchase by Mr. Shengcheng Wang

Mr. Shengcheng Wang has not purchased any Shares or ADSs at any time within the past two years.

Purchases by Parent and Merger Sub

Neither Parent nor Merger Sub has purchased any Shares or ADSs at any time within the past two years.

Prior Public Offerings

On August 7, 2008, we sold 7,212,500 ADSs, representing 216,375,000 Shares, at a price of $6.80 per ADS (or $0.23 per Share). We raised approximately $49.0 million in gross proceeds from this offering, or approximately $42.7 million in net proceeds after deducting underwriting discounts and commissions and other offering expenses.

Transactions in Prior 60 Days

There was no transaction in the Company’s Shares during the past 60 days by the Company or any member of the Buyer Group, or any of their respective executive officers, directors, associates or majority-owned subsidiaries.

87

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our Shares, as of the date of this proxy statement, by:

•	each of our directors and executive officers;

•	each of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our Shares(1)(2).

Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Shengcheng Wang(3)	566,591,584	75.4
Julie Zhili Sun	*	*
Haiyan Xing	*	*
Liping He	—	—
Jianmin Qu	—	—
Xingzhao Liu	—	—
Yong Chen	—	—
Shuo Cheng	*	*
Weitao Xu	*	*
Xinyu Zhang	*	*
Zhenheng Huo	—	—
Guanning Liang	*	*
All directors and executive officers as a group	577,312,566	76.8

Principal Shareholders:
Shengcheng Wang(3)	566,591,584	75.4

*	The person beneficially own less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this proxy statement.

(2)

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 751,697,920 ordinary shares outstanding as of the date of this proxy statement, and includes the ordinary shares underlying share options exercisable by such person within 60 days of this proxy statement.

(3)	Consists of (a) 16,591,584 ordinary shares that are issuable upon the exercise of options by Mr. Shengcheng Wang within 60 days of September 7, 2012; (b) 440,000,000 ordinary shares owned by Happy Indian Ocean Limited and (c) 110,000,000 ordinary shares owned by Arctic Spring Limited. Mr. Shengcheng Wang has the right to vote in respect of the 440,000,000 ordinary shares owned by Happy Indian Ocean Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Happy Indian Ocean Limited and China Mass Media Corp. Mr. Shengcheng Wang also has the right to vote in respect of the 110,000,000 ordinary shares owned by Arctic Spring Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Arctic Spring Limited and China Mass Media Corp. Mr. Shengcheng Wang has no direct or indirect equity interests in either Happy Indian Ocean Limited or Arctic Spring Limited. Both Happy Indian Ocean Limited and Arctic Spring Limited are part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Shengcheng Wang and his family. Mr. Shengcheng Wang may be deemed to be the beneficial owner of the ordinary shares owned by Happy Indian Ocean Limited and Arctic Spring Limited in the Company under the U.S. securities law.

88

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the merger agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, the “Code”, final and temporary U.S. Treasury regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the IRS, and the IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies; (ii) regulated investment companies, mutual funds, or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (iv) tax-exempt organizations; (v) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (vi) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services; (vii) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (viii) retirement plans, individual retirement accounts, or other tax-deferred accounts; (ix) U.S. expatriates; (x) persons subject to alternative minimum tax or (xi) U.S. Holders that actually or constructively own 10% or more of our voting stock. This discussion applies to U.S. Holders (as defined below) that hold Shares as capital assets within the meaning of Section 1221 of the Code, at all relevant times.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Passive Foreign Investment Company Considerations

In general, we will be a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The determination of whether we are a PFIC is made annually. As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011, we believe that we were a PFIC for the taxable year ended December 31, 2011 and it is possible that we may be a PFIC for the current taxable year. Our status for the current taxable year will be based in part on the value of our assets as determined based on the market price of our ADSs and our Shares. Our actual PFIC status for the current taxable year will not be determinable until the close of the current taxable year. Except as specifically discussed below, the remainder of this discussion assumes that we will be a PFIC in the taxable year in which a U.S. Holder disposes of its Shares in the merger or by exercising its Dissenters’ Rights (as described under “Dissenters’ Rights”).

89

Disposition of Shares Pursuant to the Merger or Exercise of Dissenters’ Rights

The receipt of cash, either as consideration in the merger or as a result of a U.S. Holder exercising its Dissenters’ Rights, in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder will be taxed in the same manner as with respect to any other sale or taxable disposition of Shares, including a sale on a securities exchange. A U.S. Holder that receives cash, either as consideration in the merger or as a result of a U.S. Holder exercising its Dissenters’ Rights, will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

If, as expected, we are a PFIC for the current taxable year or were a PFIC during any prior year in which a U.S. Holder held Shares, and the U.S. Holder has not made a valid mark-to-market election, as discussed below, any gain recognized by a U.S. Holder on the disposition of Shares pursuant to the merger or the exercise of Dissenters’ Rights would be allocated ratably over such U.S. Holder’s holding period for the Shares. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to years prior to the year of disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Shares cannot be treated as capital gains, even if a U.S. Holders holds the Shares as capital assets.

If a U.S. Holder has made a valid mark-to-market election with respect to its ADSs, any gain the U.S. Holder recognizes would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011, as of December 31, 2011 and until March 19, 2012, our ADSs were traded on The New York Stock Exchange, or NYSE, which should be a qualified exchange for purposes of the applicable U.S. Treasury regulations. Trading in our ADSs on the NYSE was suspended on March 19, 2012 and our ADS were delisted on April 17, 2012. Our ADSs currently are traded on the over-the-counter market commonly referred to as “pink sheets”. It is unlikely that the pink sheets is a qualified exchange within the meaning of the applicable U.S. Treasury regulations. In addition, it is unclear whether there has been or is sufficient trading on the pink sheets for our ADSs to qualify as regularly traded within the meaning of the applicable U.S. Treasury regulations. Accordingly, it is unlikely that a U.S. Holder of ADSs would be able to rely on trading on the pink sheets to make a mark-to-market election after our ADSs ceased trading on the NYSE. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder would have continued to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes even if it had made a valid mark-to-market election. A timely mark-to-market election is made by filing IRS Form 8621 with an original or amended U.S. federal income tax return for the first taxable year in which a non-U.S. corporation is a PFIC and a U.S. Holders holds an equity interest in the PFIC by the due date of the return (including extensions). U.S. Holders of ADSs or Shares should consult its tax advisors as to the availability of a mark-to-market election and the application of the mark-to-market election to a disposition of Shares pursuant to the merger or an exercise of Dissenters’ rights.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder would be required to file IRS Form 8621 (or any other form specified by the U.S. Department of the Treasury) with respect to the disposition of Shares, generally with the U.S. Holder’s federal income tax return for the year of merger. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares.

90

If, contrary to our expectation expressed above under “Passive Foreign Investment Company Considerations”, we are not a PFIC for the current taxable year or any previous taxable year in a U.S. Holder’s holding period for its Shares, any gain or loss recognized will be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the merger. Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code.

Any gain or loss recognized by a U.S. Holder generally should be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the EIT Law and gain from the disposition of the Shares is subject to tax in the PRC, a U.S Holder may be eligible to elect to treat such gain as PRC-source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). If we are not eligible for the benefits of the Treaty or a U.S. Holder fails to make the election to treat any gain as PRC source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the merger agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules and as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

91

MATERIAL PRC INCOME TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” of the PRC, and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulations on the Implementation of the EIT Law, or the “implementation regulations,” effective as of January 1, 2008, which define the “de facto management body” as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance, accounting, and properties of the enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized on the receipt of cash by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise. Although there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares and ADSs that are not PRC residents. In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698”, Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008, if any non-resident enterprise transfers equity of a PRC resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer; provided, however, that any purchase or sale of equity through the open market will not be subject to such taxation. Where the non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (a) an actual rate of tax of less than 12.5%; or (b) a tax exemption for the income arising out of the disposition, the non-resident enterprise shall be required to file with the relevant taxation authorities certain information about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10% income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation. Although there has not been a definitive determination on whether a purchase or sale of a public company's shares would be subject to Circular 698, the Company does not believe that the gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its shareholders or ADS holders who are not PRC residents should be subject to Circular 698. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for its Shares or ADSs should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of up to 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

92

MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (ii) registration fees will be payable to the Registrar of Companies to register the plan of merger.

93

FUTURE SHAREHOLDER PROPOSALS

If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting. However, if the proposed merger is not completed, we plan to hold an annual general meeting later in the year.

94

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the proposed merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “projects,” “will” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to consummation of the merger, including the approval of the merger agreement by our shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	financing may not be obtained on or prior to the effective time of the merger because of the failure of Parent to meet the closing conditions or for other reasons, which may result in the merger not being consummated promptly or at all;

•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger; and

•	other risks detailed in our filings with the SEC, including the information set forth under the caption in “Item 3D. Risk Factors” in our Annual Report on Form 20−F for the year ended December 31, 2011. See “Where You Can Find More Information” on page 97.

95

We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will affect our future results are beyond our control and difficult to predict. We cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

96

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or submit our annual, quarterly and special reports, and other information with the SEC. You may read and copy these reports, and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with, or submits to, the SEC by going to the “Investor Relations” section of our website at http://phx.corporate-ir.net/phoenix.zhtml?c=222899&p=irol-IRHome. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the merger is a “going private” transaction, the Company, Mr. Shengcheng Wang, Parent and Merger Sub have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on April 30, 2011, as amended on May 25, 2012, is incorporated herein by reference. The Company’s reports on Form 6-K filed with the SEC since April 30, 2012, if any, are incorporated herein by reference.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. Attention: Julie Zhili Sun, and should be made at least ten business days before the date of the special meeting in order to receive them before the special meeting.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED SEPTEMBER 7, 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

97

ANNEX A: Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER

Dated as of August 6, 2012

among

CHINA MASS MEDIA HOLDINGS LIMITED

CMM HOLDINGS LIMITED

CHINA MASS MEDIA CORP.

and

MR. SHENGCHENG WANG

(solely for the purpose of section 6.18)

A-1

TABLE OF CONTENTS

1.	THE MERGER; CLOSING; EFFECTIVE TIME		1

	1.1	The Merger	1

	1.2	Closing	2

	1.3	Effective Time	2

2.	MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING CORPORATION		2

	2.1	The Memorandum and Articles of Association	2

3.	DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION		2

	3.1	Directors	2

	3.2	Officers	3

4.	EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES		3

	4.1	Effect on Issued Share Capital	3

	4.2	Exchange of Certificates	5

	4.3	Treatment of Stock Plans	7

5.	REPRESENTATIONS AND WARRANTIES		8

	5.1	Representations and Warranties of the Company	8

	5.2	Representations and Warranties of Parent and Merger Sub	20

6.	COVENANTS		26

	6.1	Conduct of Business Pending the Merger	26

	6.2	Acquisition Proposals	29

	6.3	Preparation of the Proxy Statement and Schedule 13E-3	31

	6.4	Shareholders’ Meeting	32

	6.5	Filings; Other Actions; Notification	33

	6.6	Access and Reports	34

	6.7	Stock Exchange Deregistration	35

	6.8	Publicity	35

	6.9	Financing	35

	6.10	Expenses	37

	6.11	Indemnification; Directors’ and Officers’ Insurance	37

	6.12	Takeover Statutes	39

	6.13	Resignations	39

	6.14	Participation in Litigation	39

	6.15	Management	39

	6.16	Round-trip Investment Registration	40

	6.17	Merger Sub	40

	6.18	No Knowledge of Inaccuracies	40

7.	CONDITIONS PRECEDENT		40

	7.1	Conditions to Each Party’s Obligation to Effect the Merger	40

	7.2	Conditions to Obligations of Parent and Merger Sub	41

	7.3	Conditions to Obligation of the Company	41

8.	TERMINATION		42

	8.1	Termination	42

	8.2	Effect of Termination	44

	8.3	Termination Fee	44

9.	MISCELLANEOUS AND GENERAL		47

	9.1	Non-Survival of Representations and Warranties and Agreements	47

	9.2	Modification or Amendment	47

	9.3	Waiver	47

	9.4	Counterparts; Signatures	48

	9.5	Governing Law and Venue	48

	9.6	Notices	49

	9.7	Entire Agreement	50

	9.8	No Third Party Beneficiaries	51

	9.9	Severability	51

	9.10	Interpretation; Absence of Presumption	51

9.11	Assignment	52

9.12	Attorneys’ Fees	52

9.13	Remedies	52

9.14	Limitation on Liabilities	53

9.15	Certain Definitions	53

APPENDIX I		A-1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 6, 2012, is by and among China Mass Media Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), CMM Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (the “Merger Sub”), China Mass Media Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) and Mr. Shengcheng Wang (solely for the purpose of section 6.18). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Section 9.15.

WITNESSETH:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that it is in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval and authorization of this Agreement and the Cayman Plan of Merger (as defined below) by the shareholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement and the Cayman Plan of Merger (as defined below);

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Happy Indian Ocean Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Arctic Spring Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (each in their role as a guarantor under the Limited Guaranties, a “Guarantor”, and collectively the "Guarantors"), is entering into a separate limited guaranty in favor of the Company (each a "Guaranty", and together the “Guaranties”) with respect to certain obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

1.	THE MERGER; CLOSING; EFFECTIVE TIME

1.1	The Merger

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Merger shall have the effects specified in the Cayman Companies Law.

2

1.2	Closing

Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of DLA Piper Hong Kong, 17/F Edinburgh Tower, The Landmark, 15 Queen's Road, Central, Hong Kong, commencing at 10:00 a.m. (Hong Kong time), on the first business day immediately following the day on which the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company (such date being the “Closing Date”).

1.3	Effective Time

At the Closing, subject to Section 8.1, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) substantively in the form contained in Appendix 1 hereto and the parties hereto shall file the Cayman Plan of Merger and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law. The Merger shall become effective at the date as specified in Section 10 of the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

2.	MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING CORPORATION

2.1	The Memorandum and Articles of Association

As of the Effective Time, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, Article 1 of the memorandum and articles of association of the Surviving Corporation shall be amended to be and read as follows: “The name of the corporation is China Mass Media Corp.) (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Law.

3.	DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1	Directors

The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

3

3.2	Officers

The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

4.	EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

4.1	Effect on Issued Share Capital

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a)	Merger Consideration. Each ordinary share, par value US$0.001 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing 300 Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive US$0.0167 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents 300 Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive US$5.0 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement. At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 4.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively, (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Mr. Shengcheng Wang or any Person controlled by Mr. Shengcheng Wang prior to the Effective Time (“Founder Shares”), and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”). In the event that the Company changes the number of Shares or securities convertible into or exchangeable or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, share sub-division (including a reverse stock split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or any other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration and the Per ADS Merger Consideration.

4

(b)	Cancellation of Founder Shares. Each of the Founder Shares, issued and outstanding immediately prior to the Effective Time, shall cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

(c)	Merger Sub. At the Effective Time, each ordinary share, par value US$0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$0.001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

(d)	Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders of the Company who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. In the event that monies due to Dissenting Shareholders and shareholders of the Company who are untraceable exceeds US$500,000, such monies and any monies which are returned shall be held by the Surviving Corporation in a separate non interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

5

4.2	Exchange of Certificates

(a)	Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 4.1(a), Section 4.2(f) and Section 4.3(a) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law and (y) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that Parent shall not direct the Paying Agent to make any such investments that are speculative in nature. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a), Section 4.2(f) and Section 4.3(a) shall be returned to the Surviving Corporation in accordance with Section 4.2(d). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Section 4.2(f) and Section 4.3(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a), Section 4.2(f) and Section 4.3(a).

(b)	Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five business days in the case of record holders and (y) three business days in the case of the Depositary on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal specifying how the payment of amounts due from the Exchange Fund to registered holders of the Shares (other than holders of Excluded Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for effecting the surrender of share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, each registered holder of Shares represented by such Share Certificate and each registered holder of Shares which are not represented by a Share Certificate (“Uncertificated Shares”) (in each case, excluding any Excluded Shares) shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.2(e)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be paid in respect of such Shares upon due surrender of the relevant Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

6

(c)	Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Shares evidenced by such Share Certificate is entitled pursuant to this Section 4.

(d)	Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Section 4 shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Section 4 upon due surrender of its Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e)	Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the granting of an indemnity and/or the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount equal to (x) the number of Shares (other than Excluded Shares) represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

7

(f)	Dissenters’ Rights. No Person who has validly exercised their rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s rights to dissent from the Merger under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notices of objection, notices of dissent, written demands for appraisal, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights to dissent from the Merger; and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger, any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)	Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to Citibank N.A. (the “Depositary”) to terminate the deposit agreement dated August 4, 2008, as amended on November 18, 2011, between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(h)	Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

4.3	Treatment of Stock Plans

(a)	Treatment of Options. At the Effective Time, each option to purchase Shares under the Stock Plan (“Company Options”) shall be cancelled and converted into the right to receive an amount in cash equal to (x) the total number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of such Company Option (“Option Consideration”). Option Consideration, net of applicable withholding taxes, shall be paid as soon as reasonably practicable after the Effective Time, and in no event later than fifteen (15) days following the Effective Time.

(b)	Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company or the compensation committee of the board of directors of the Company, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of Section 4.3(a). The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company to any Person pursuant to or in settlement of Company Options.

8

5.	REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of the Company

Except (x) as may be disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward looking statements or cautionary or forward-looking in nature) or (y) as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)	Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so, qualified or in good standing, or to have such power or authority, is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(b)	Capital Structure

(i)	The authorized share capital of the Company consists of 3,000,000,000 Shares of a par value of US$0.001, of which, based on the register of members of the Company as of the date of this Agreement, 751,697,920 Shares are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the date of this Agreement, there are 79,821,884 Shares reserved for options under the Company’s Share Incentive Plan adopted in July 2008 (the “Stock Plan”). Each of the outstanding shares of share capital or other securities of each of the Company’s directly or indirectly wholly owned Subsidiaries, which are set forth in Exhibit 8.1 included in the Company’s annual report on Form 20-F for the year ended December 31, 2011, has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company or by a wholly owned Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”). Except as set forth in Section 5.1(b)(i) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

9

(ii)	Each Company Option (A) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Stock Plan, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (C) has a grant date identical to the date on which the Company’s board of directors or compensation committee actually awarded such Company Option.

(c)	Corporate Authority; Approval and Fairness; No Violations

(i)	The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to approval and authorization of this Agreement and the Cayman Plan of Merger by the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)	The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders, (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (C) resolved to recommend approval and authorization of this Agreement and the Cayman Plan to Merger to the holders of Shares (the “Company Recommendation”). The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement and the Cayman Plan of Merger be submitted to the holders of Shares for their approval and authorization.

10

(iii)	The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger or the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries, (B) a material breach or material violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) that the matters referred to in Section 5.1(d) are complied with and the Requisite Company Vote is obtained, any Law to which the Company or any of its Subsidiaries is subject, (C) a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party, or an acceleration of the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract, (D) the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (C) or clause (D) above, for any such default, creation or acceleration that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(d)	Government Approvals. Except for (A) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (B) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, and (C) if applicable, any required consent or approval of, or filing with any applicable Governmental Antitrust Entity, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby, except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

11

(e)	Company Reports; Financial Statements

(i)	The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since August 4, 2008 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply when filed or furnished in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)	The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(iii)	Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

12

(iv)	The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the internal control over financial reporting utilized by the Company and its Subsidiaries.

(f)	Absence of Certain Changes. From March 31, 2012 to the date hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

(i)	any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

(ii)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(iii)	any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(iv)	(1) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (2) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or

13

(v)	any agreement to do any of the foregoing.

(g)	Litigation and Liabilities. As of the date of this Agreement, there are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any such Actions that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”), except (i) as reflected, accrued or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (iii) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (iv) Liabilities that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(h)	Employee Benefits

(i)	All material benefit and compensation plans covering current or former Employees of the Company and its Subsidiaries and current or former directors of the Company (the “Company Benefit Plans”) are listed in Section 5.1(h)(i) of the Company Disclosure Schedule. Each Company Benefit Plan listed in Section 5.1(h)(i) of the Company Disclosure Schedule has been provided or made available to Parent and Merger Sub.

(ii)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(iii)	There is no outstanding order against the Company Benefit Plans that is, and would reasonably be expected to be, material.

(iv)	The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares to any Employees, consultants or directors of the Company after the date hereof.

14

(i)	Compliance with Laws; Licenses

(i)	The businesses of each of the Company and its Subsidiaries have not been and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision applicable to the Company and its Subsidiaries, Judgment, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”) (including the Foreign Corrupt Practices Act of 1977, as amended, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable), except for any such violation that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for (A) such investigations or reviews the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, and/or (B) such investigations or reviews in the trading in the securities of the Company related to this Merger. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(ii)	The Company and its Subsidiaries each has made application or obtained, renewed and is in compliance with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business in all material respects as presently conducted, except for any such License the absence or non-renewal of which is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(iii)	Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent, or any other person acting for or on behalf of the Company or any Subsidiary has (individually and collectively, a “Company Affiliate”), (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office (individually and collectively, a “Government Official”) for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company, any Subsidiary, or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person.

15

(j)	Material Contracts

(i)	Except for this Agreement and except for Contracts filed as exhibits to the Company Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(A)	any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(B)	any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five per cent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(C)	any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (A) through (C) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract”.

(ii)	Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, have a Material Adverse Effect. There is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect.

16

(k)	Properties

(i)	Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (A) the Company or its applicable Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Encumbrance, other than Permitted Liens, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(ii)	With respect to real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property”), except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the lease, sublease or license for such property is valid, legally binding, enforceable and in full force and effect.

(iii)	Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances other than Permitted Liens.

(iv)	For purposes of this Section 5.1(k) only, “Encumbrance” means any Lien, mortgage, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset, but specifically excludes: (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date hereof; and (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(l)	Takeover Statutes. The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

17

(m)	Environmental Matters. The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws. The Company and each of its Subsidiaries have obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect. No property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law that is or would be material to the business of the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national Law relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance. This Section 5.1(m) constitutes the only representations and warranties of the Company with respect to any Environmental Law. As used herein, the term “Hazardous Substance” means any chemical, pollutant, waste or substance that is (A) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (B) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

(n)	Tax Matters. Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared in good faith and duly and, in cases where the statute of limitations would still be open, timely filed (taking into account any extension of time within which to file) all income, franchise, and similar Tax Returns (as defined herein) and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes (as defined below) that are shown as due on such filed Tax Returns and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the Knowledge of the Company, any unresolved claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports.

18

(o)	Labor Matters. Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, as of the date hereof: (i) there is no material pending dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC, respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) other than regular payments to be made in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Employees.

(p)	Intellectual Property

(i)	Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, (A) the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (B) all of the registrations and applications included in the Company IP owned by, and the Company IP exclusively licensed by the Company and its Subsidiaries, are subsisting; and (C) all of the Company IP owned by the Company and its Subsidiaries are free and clear of any Liens, other than Permitted Liens and nonexclusive licenses entered into in the ordinary course of business.

(ii)	Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect (A) neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any third party; and (B) to the Company’s Knowledge, no third party is infringing, diluting, misappropriating or otherwise violating any material Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(iii)	Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

(iv)	This Section 5.1(p) constitutes the only representations and warranties of the Company with respect to any Company IP and infringement of Intellectual Property rights of any third party.

19

For purposes of this Agreement: “Intellectual Property” means (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(q)	Insurance. Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, all material insurance policies and all material self insurance policies and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect and are of the type and in amounts customarily carried by Persons conducting businesses similar to the Company in the PRC. The Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost. Neither the Company nor any of its Subsidiaries knows of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(r)	Opinion of Financial Advisor. The Independent Committee has received the opinion of Piper Jaffray & Co., to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion has been promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

(s)	Brokers and Finders. Other than Piper Jaffray & Co., neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement. The Company has made available to Parent and Merger Sub a complete and accurate copy of all agreements pursuant to which any advisor to the Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

20

(t)	Proxy Statement. The information supplied by the Company for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13e-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company shall not, on the date the Proxy Statement is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, (i) with respect to the Schedule 13E-3, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) with respect to the Proxy Statement, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting which has become false or misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(u)	No Additional Representations. Except for the representations and warranties made by the Company in this Section 5.1, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Section 5.1.

5.2	Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

(a)	Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Each of Parent and Merger Sub has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies its memorandum and articles of association, or similar governing documents, as currently in effect.

21

(b)	Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)	Available Funds

(i)	Parent and Merger Sub have or will have available to them, as of the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Financing and the payment of related fees and expenses.

(ii)	Parent has delivered to the Company true, correct and complete copies of two Promissory Notes (the “Promissory Notes”) executed by Happy Indian Ocean Limited and Arctic Spring Limited (each in its role as a lender under the Promissory Notes, a “Lender”, and collectively the "Lenders"), respectively, in favor of Parent pursuant to which each of the Lenders has committed to unconditionally pay to the order of Parent in an aggregate amount set forth therein. The proceeds of the Promissory Notes shall be used to finance the consummation of the Merger and the other transactions contemplated by this Agreement (the “Financing”). As of the date hereof, the Promissory Notes have not been amended or modified, and no such amendment or modification is contemplated, and the obligations and commitments contained in the Promissory Notes have not been withdrawn or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Promissory Notes that are payable on or prior to the date hereof. Each of the Promissory Notes has been duly, validly and legally authorized, executed, sealed and delivered as a deed under the laws of the Cayman Island and, to the extent applicable, otherwise by the Lender and Parent. Assuming (i) the Financing is funded in accordance with the Promissory Notes and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.2(a) and Section 7.2(b) or the waiver of such conditions, as of the date hereof, the net proceeds contemplated by the Promissory Notes will in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay (i) the aggregate of the Per Share Merger Consideration and the per ADS Merger Consideration and (ii) any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement upon the terms contemplated hereby and all related fees and expenses associated therewith. Each of the Promissory Notes is in full force and effect as of the date hereof and a legal, valid and binding obligation of the Lender and Parent and the other parties thereto (subject to the Bankruptcy and Equity exception). As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or the Lenders, to the Knowledge of Parent, any other parties thereto, under the Promissory Notes; provided, however, that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Section 5.1. As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time; provided, however, that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Section 5.1, or compliance by the Company with its obligations hereunder. As of the date hereof, each of the Promissory Notes contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein. The parties hereto agree that it shall not be a condition to Closing for Parent to obtain the Financing. As of the date hereof, there is no side letter or other oral or written Contract to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Promissory Notes.

22

(d)	Capitalization of Parent and Merger Sub

(i)	The authorized share capital of Parent consists solely of 1,000,000 ordinary shares, par value US$0.001 per share, of which, as of the date hereof, 10 such ordinary shares are validly issued and outstanding. All of the issued and outstanding share capital of Parent is, and at the Effective Time will be, owned by Happy Indian Ocean Limited and Arctic Spring Limited. Parent was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(ii)	The authorized share capital of Merger Sub consists solely of 1,000,000 ordinary shares, par value US$0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

23

(e)	Consent and Approvals; No Violations

(i)	Other than (a) the filings and/or notices pursuant to Section 13 of the Exchange Act (including the joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3), and (if applicable) any notices to, approvals of, or consents or clearances by, any Governmental Antitrust Entity; and (b) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii)	The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the memorandum and articles of association, or similar governing documents, of Parent or Merger Sub, (B) a material breach or material violation of any Law to which Parent or Merger Sub is subject, or (C) a default under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or an acceleration of Parent’s or Merger Sub’s obligations under any such Contract, the creation of any Lien on any properties or assets of Parent or Merger Sub, except, in the case of clause (C), for any such default, acceleration or creation as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(f)	Litigation. As of the date hereof, (i) there are no Actions pending or, to the Knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates, other than any such Action that would not, individually or in the aggregate, prevent or materially impair the consummation of the transactions contemplated by this Agreement, and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Judgment of any Governmental Entity which would reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

24

(g)	Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

(h)	Guaranties. Concurrently with the execution of the Agreement, each of the Guarantors has delivered to the Company a duly executed Guaranty. Each of the Guaranties is in full force and effect and is a legal, valid and binding obligation of such Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantors under the relevant Guaranties.

(i)	Schedule 13E-3; Proxy Statement; Other Information. None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)	Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated hereby, including the Financing and the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of Company Options in accordance with Section 4.3, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, the payment of all related fees and expenses, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Section 5.1 (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent at and immediately after the Effective Time, as such term is used under the laws of the Cayman Islands.

(k)	Parent Ownership of Company Securities. Except for Company Options held by Mr. Shengcheng Wang, none of Parent, Merger Sub or the Guarantors beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company except for the Founder Shares.

25

(l)	Certain Actions. As of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the transactions contemplated hereby; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

(m)	Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in Section 5.1).

(n)	Non-Reliance on Company Estimates. The Company has not made available to Parent and Merger Sub any estimates, projections and other forecasts for the business of the Company and its Subsidiaries and any plan and budget information. Each of Parent and Merger Sub acknowledges that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives.

(o)	No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Section 5.2, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

26

6.	COVENANTS

6.1	Conduct of Business Pending the Merger

(a)	Operation of the Company’s Business. Except as required by applicable Law or as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8, the business of it and its Subsidiaries shall be conducted only in the ordinary course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations and maintain existing relations with Governmental Entities, key customers, suppliers, distributors and other persons with whom the Company or its Subsidiaries have material business relationships. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; or (B) as Parent may approve in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries to:

(i)	adopt or propose any change in its memorandum and articles of association or other applicable governing instruments;

(ii)	effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing material changes or material restrictions on its assets, operations or businesses;

(iii)	acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers);

(iv)	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than in connection with (A) the exercise of Company Options, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, (E) the issuance of Company securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date hereof, or (F) pursuant to Contracts in effect as of the date hereof;

(v)	create or incur (A) any Lien on any Company IP owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries, in each case, other than Permitted Liens;

27

(vi)	make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect Subsidiary of the Company) except (A) pursuant to Contracts in effect as of the date hereof which have either been filed as exhibits to the Company Reports filed with the SEC and (B) trade credit extended by the Company or its Subsidiaries on normal commercial terms and in the ordinary course of their trading activities;

(vii)	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (except for dividends paid by any Subsidiary to the Company or to any other Subsidiary in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its share capital;

(viii)	reclassify, split, combine, subdivide, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any of its share capital;

(ix)	other than in the ordinary course of business consistent with past practice, incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company;

(x)	issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(xi)	make or authorize any capital expenditure in excess of RMB2,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

(xii)	make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xiii)	settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding RMB1,000,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiv)	engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xv)	create any new Subsidiaries;

28

(xvi)	enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect;

(xvii)	make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xviii)	(A) with regard to material Intellectual Property owned or licensed by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of RMB2,000,000 in the aggregate, other than pursuant to Contracts in effect as of the date hereof;

(xix)	except as required pursuant to this Agreement, existing written plans or Contracts in effect as of the date hereof, as otherwise required by applicable Law or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any executive officer or director of the Company or any of its Subsidiaries, (B) grant or provide any severance or termination payments or benefits to any director or executive officer of the Company or any of its Subsidiaries in an amount exceeding RMB200,000 on an individual basis, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or officer of the Company or any of its Subsidiaries, (D) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or

29

(xx)	agree, authorize or commit to do any of the foregoing.

(b)	Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(c)	No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

6.2	Acquisition Proposals

(a)	No Solicitation or Negotiation. The Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ respective affiliates, officers, directors, employees, agents, consultants, investment bankers, lenders, attorneys, accountants and other advisors or representatives (collectively “Representatives”) not to, directly or indirectly:

(i)	initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(ii)	otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

30

Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has otherwise complied in all respects with this Section 6.2, (1) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) notify such Person of the provisions of this Agreement; and (2) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made an unsolicited written Acquisition Proposal that the Company’s board of directors believes in good faith to be bona fide, and promptly discloses (and, if applicable, provides copies of) any such information to Parent and Merger Sub to the extent not previously provided to Parent and Merger Sub; (B) engage or participate in any discussions or negotiations with such Person; or (C) after having complied with Section 6.2(b), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause 2(A) or 2(B) above, the board of directors of the Company has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal; and (y) in the case referred to in clause (2)(C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(b)	No Change of Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and the Independent Committee shall not:

(i)	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub the Company Recommendation with respect to the Merger; or

(ii)	except as expressly permitted by Section 8.1(d)(ii), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time that, but not after, the Requisite Company Vote is obtained, the board of directors of the Company, based on the recommendation of the Independent Committee, may withhold, withdraw, qualify or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 6.2 and made after the date of this Agreement, if the board of directors of the Company (acting through the Independent Committee) determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Laws (a “Change of Recommendation”).

(c)	Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.1(c)(ii)(A) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

31

(d)	Existing Discussions. The Company agrees that it will: (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) take the necessary steps to promptly inform such Persons of the obligations undertaken in this Section 6.2; and (iii) promptly request each Person that has executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(e)	Notice. The Company agrees that it will use reasonable best efforts to notify Parent and Merger Sub within 48 hours if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and whether the Company has any intention to provide confidential information to such Person, and thereafter will use its reasonable best efforts to keep Parent and Merger Sub informed within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such Acquisition Proposal, indication, inquiry or request and of any material changes in the status and terms of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall use its reasonable efforts to notify Parent and Merger Sub within 48 hours if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 6.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub.

6.3	Preparation of the Proxy Statement and Schedule 13E-3

(a)	As soon as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after having cleared the SEC comments on the Schedule 13E-3. Each of Parent, Merger Sub and the Company shall promptly furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. No filing of or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

32

(b)	Parent, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC, the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other parties and their respective counsels with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given an opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.

6.4	Shareholders’ Meeting

Subject to Section 6.2 and Section 8.1, the Company will take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to convene an extraordinary general meeting (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval and authorization of this Agreement and the Cayman Plan of Merger; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Shareholders’ Meeting, (i) with the consent of Parent; (ii) if at the time the Shareholders’ Meeting proceeds to business (as such term is used in Article 62 of the memorandum and articles of association of the Company) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the board of directors of the Company has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting. Subject to Section 6.2, the board of directors of the Company shall recommend such approval and shall take all lawful actions to solicit such approval and authorization of this Agreement and the Cayman Plan of Merger.

33

6.5	Filings; Other Actions; Notification

(a)	Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, execution and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b)	Information. Subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof) were to occur (provided, however, that the foregoing limitation shall not be applicable to any information required to be described or disclosed in the Schedule 13E-3), the Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)	Status. Subject to applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to Parent and Merger Sub of any change, fact or condition that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give reasonably prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

34

(d)	Antitrust Matters

(i)	To the extent applicable and subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company, Parent and Merger Sub agrees to promptly provide to each relevant Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”) non-privileged information and documents (i) requested by any Governmental Antitrust Entity or (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5(d) to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

(ii)	In furtherance and not in limitation of the covenants of the parties contained herein, if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions do not have, and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon the consummation of the Merger and the other transactions contemplated hereby.

6.6	Access and Reports

Subject to applicable Law, upon reasonable advance notice from Parent, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries), during normal business hours throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and their authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party (provided, however, that at the request of Parent, the Company shall use its reasonable best efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, (iv) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates), or (v) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries.

35

6.7	Stock Exchange Deregistration

Parent shall use commercially reasonable efforts to cause the Company to complete its deregistration under the Exchange Act as promptly as practicable after the Effective Time.

6.8	Publicity

The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company and Parent. After the initial press release, except with respect to a Change of Recommendation, so long as this Agreement is in effect, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filing with any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law, or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9	Financing

(a)	Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the Financing on the terms and conditions described in the Promissory Notes. Each of Parent and Merger Sub shall use its reasonable best efforts to: (i) maintain in effect the Promissory Notes; (ii) satisfy on a timely basis all conditions in the Promissory Notes that are within its control; (iii) cause the Lenders to fund the Financing at the Effective Time; (iv) enforce its rights under the Promissory Notes; and (v) comply with its obligations under the Promissory Notes, if applicable.

(b)	Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of, any provision under, the Promissory Notes if such amendment, modification or waiver (A) reduces (or would reduce) the aggregate amount of the Financing, or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provisions of the Promissory Notes in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) at the Effective Time; or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Promissory Notes, in each of clauses (x) and (y) in any material respect. Parent shall not release or consent to the termination of the obligations of the Lenders under the Promissory Notes, except as otherwise expressly contemplated by the Promissory Notes. Parent shall give the Company notice promptly (i) upon becoming aware of any breach of any material provisions of, or termination by any party to, the Promissory Notes or (ii) upon the receipt of any written or oral notice or other communication from any Person with respect to any threatened breach or threatened termination by any party to the Promissory Notes.

36

(c)	The Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to provide, all reasonable cooperation in connection with obtaining the Financing as may be reasonably requested by Parent and that is customary in connection with Parent’s efforts to obtain the Financing (provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include, at the request of the Lenders, (i) delivering such officer’s and other certificates as reasonably required by the Lenders and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into any customary agreements to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company’s or its Subsidiaries’ assets, and other customary documentation in connection with the Financing, in each case as may be reasonably requested by Parent; provided, however, that no obligation of the Company or its Subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this clause (ii) shall be effective until at the Effective Time, (iii) on a confidential basis providing Parent and the Lenders as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent or the Lenders and is customary in connection with the Financing, and (iv) taking all reasonable corporate actions, subject to the occurrence of the Closing, to permit consummation of the Financing; provided, that in each case, (x) the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time (y) no credit support in connection with any Financing will be provided by the Company or any of its Affiliates and no new indebtedness of the Company or any of its Subsidiaries, nor any assets of the Company or any of its Subsidiaries, may be used in the provision of funding for the Exchange Fund except if it only becomes effective at the Effective Time; and (z) the effectiveness of any documentation executed by the Company or any of its Subsidiaries shall be subject to the Closing having occurred.

37

(d)	Parent shall, promptly upon termination of this Agreement, (i) reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company in connection with cooperation provided for in Section 6.9(c); and (ii) reimburse the Company and its Representatives for any and all losses suffered or incurred by it in connection with the arrangement of the Financing, and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries). All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent, Merger Sub, its Affiliates or their respective Representatives pursuant to this Section 6.9 shall be kept confidential. Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.9.

6.10	Expenses

In the event that the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

6.11	Indemnification; Directors’ and Officers’ Insurance

(a)	The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors, officers or employees of the Company or any Subsidiaries (the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)	From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including (X) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement; and (Y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

38

(c)	The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may at its option purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.11(c) shall terminate.

(d)	If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 6.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(e)	The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.11.

(f)	The agreements and covenants contained in this Section 6.11 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under any such policies.

39

6.12	Takeover Statutes

If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

6.13	Resignations

To the extent requested by Parent in writing at least three business days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

6.14	Participation in Litigation

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.15	Management

In no event shall Parent or Merger Sub, or any of their respective Affiliates, enter into, or seek to enter into, any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with a transaction relating to the Company or any of its Subsidiaries.

40

6.16	Round-trip Investment Registration

The Company shall use its commercially reasonable efforts to obtain, prior to the Closing, from all applicable Governmental Authorities in the PRC, written documentation evidencing that the round-trip investment registration in respect of the Company, for certain shareholding and other changes with respect to the Company from and after the date of the Company’s initial public offering, as required by applicable Law in the PRC, has been completed.

6.17	Merger Sub

Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

6.18	No Knowledge of Inaccuracies

Each of Parent and Merger Sub shall promptly notify the Company if at any time before the Closing, Parent or Merger Sub becomes aware of any material inaccuracy in any of the representations and warranties made by the Company in Section 5.1, provided that such notification shall be for informational purposes only, and a failure to provide such notification shall not be grounds for termination pursuant to Section 7.3(b). Parent shall not have any right to (i) terminate this Agreement under Section 8.1 or (ii) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Section 5.1 to the extent Mr. Shengcheng Wang, or any officer or director of Parent has Knowledge of such breach or inaccuracy at or prior to the execution of this Agreement. Notwithstanding any other provisions of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder if the alleged breach is the proximate result of any action or inaction taken by the Company at the direction of Mr. Shengcheng Wang, or any officer or director of Parent without the approval or direction of the Company’s board (acting with the concurrence of the Independent Committee) or the Independent Committee.

7.	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger

The respective obligation of each party to effect the Merger is subject to the satisfaction or written waiver at or prior to the Closing Date of each of the following conditions:

(a)	Shareholder Approval. This Agreement and the Cayman Plan of Merger shall have been duly approved and authorized by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with applicable Law and the memorandum and articles of association of the Company.

(b)	No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger (collectively, an “Injunction”).

41

7.2	Conditions to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or written waiver by Parent at or prior to the Closing Date of each of the following conditions:

(a)	Representations and Warranties. The representations and warranties of the Company set forth in this Agreement without giving any effect as to any “materiality” or “Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b)	Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)	No Material Adverse Effect. Since the date hereof, there shall not have been any effect, change, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

7.3	Conditions to Obligation of the Company

The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a)	Representations and Warranties. The representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger. The Company shall have received at the Closing certificates signed on behalf of Parent and Merger Sub by, respectively, a designated director of Parent and a designated director of Merger Sub to the effect that such Person has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

42

(b)	Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received certificates signed on behalf of Parent and Merger Sub signed by, respectively, a designated director of Parent and a designated director of Merger Sub to such effect.

8.	TERMINATION

8.1	Termination

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as set forth in Section 8.1(d)(ii)):

(a)	by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee); or

(b)	by either of the Company or Parent:

(i)	if the Merger shall not have been consummated on or before the date falling six months from the date hereof (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement;

(ii)	if any Injunction having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement; or

(iii)	if the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c)	by Parent,

(i)	(A) if the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement (except the covenants and agreements in Section 6.2), which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2 and (ii) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within 30 business days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); or (B) the Company shall have breached in any material respect its obligations under Section 6.2, which breach (i) would give rise to the failure of a condition set forth in Section 7.2 and (ii) cannot be cured by the Company by the Termination Date or if capable of being cured, shall not have been cured (x) within 10 business days following receipt of written notice from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.3 not being satisfied;

43

(ii)	if: (A) the board of directors of the Company shall have made a Change of Recommendation in a manner adverse to Parent, (B) the board of directors of the Company approves or recommends any Acquisition Proposal other than the Merger, or (C) the Company or the board of directors of the Company, acting upon the recommendation of the Independent Committee, shall have publicly announced its intention to do any of the foregoing, or (D) the Company fails to hold the Shareholders Meeting within 10 business days prior to the Termination Date due to a willful or intentional breach by the Company of Section 6.4; provided that the right to terminate this Agreement under this Section 8.1(c)(ii)(D) shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that causes, directly or indirectly, the failure of the Company to hold the Shareholders’ Meeting by such date; or

(iii)	if (A) all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, and (B) Parent notifies the Company in writing that it does not intend to fund the Exchange Fund.

(d)	by the Company,

(i)	if the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 business days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.2 not being satisfied;

44

(ii)	prior to the receipt of the Requisite Company Vote, in order to enter into an Alternative Acquisition Agreement relating to a Superior Proposal provided that (A) the Company has complied in all material respects with the requirements of Section 6.2(b) and (B) the Company pays timely the amounts specified in Section 8.3(a) and Section 8.3(c); or

(iii)	if (A) all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (B) Parent fails to fund the Exchange Fund within five business days following the date on which such conditions to Closing were satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, and (C) the Company stands ready, willing and able to consummate the transactions contemplated by this Agreement during such period.

8.2	Effect of Termination

In the event of termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, managers, officers, shareholders, employees, agents and Affiliates, except that (i) this Section 8.2, Section 8.3, Section 9 (in the case of Section 9.13, solely with respect to enforcement of the payment obligations in Section 8.3), and the expense and other reimbursement provisions of Section 6.10, and the Guaranties (in the case of the Guaranties, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement and (ii) nothing shall relieve any party from liability for fraud.

8.3	Termination Fee

(a)	In the event that:

(i)	this Agreement is terminated by Parent pursuant to Section 8.1(c)(i) or (ii); or

(ii)	this Agreement is terminated by the Company pursuant to Section 8.1(d) (ii);

45

then, the Company shall pay if and as directed by Parent or its designee a cash amount equal to US$50,000 (the “Termination Fee”) to Parent or its designee by wire transfer of same day funds within two business days after such termination; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(a) and Section 8.3(d), together with reimbursement of any applicable expenses pursuant to Section 8.3(e), the receipt of the applicable Termination Fee, Parent Expenses and the expenses referred to in Section 8.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, Mr. Shengcheng Wang, the parties to the Promissory Notes, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates (collectively, the “Parent Related Parties”) arising out of or in connection with this Agreement, the Promissory Notes, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of the Parent Related Parties shall be entitled to bring or maintain any Action against the Company and its Subsidiaries and any of their respective former, current and future partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates (collectively, the “Company Related Parties”) arising out of or in connection with this Agreement, the Promissory Notes, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination. For the avoidance of doubt, subject to Section 9.13, the right of Parent and its designee to receive payment from the Company of the Termination Fee, the Parent Expenses and the expenses referred to in Section 8.3(e) pursuant to Sections 8.3(a), 8.3(d) and 8.3(e) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, the Promissory Notes, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, the Promissory Notes, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.

(b)	In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii), or Parent shall terminate this Agreement pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company or its designees, no later than the second business day following the date of such termination, a termination fee (the “Parent Termination Fee”) of a cash amount equal to US$50,000 (in the event of a termination (A) pursuant to Section 8.1(d)(i) (except a termination arising from any willful or intentional breach or failure to perform by Parent or Merger Sub of their respective covenants and agreements contained in this Agreement), or (B) pursuant to Section 8.1(d)(iii)), or US$100,000 (in the event of a termination (A) pursuant to Section 8.1(d)(i) and arising from a willful or intentional breach or failure to perform by Parent or Merger Sub of their respective covenants and agreements contained in this Agreement, or (B) pursuant to Section 8.1(c)(iii)). In the event that the Company or its designee shall receive full payment pursuant to this Section 8.3(b) and Section 8.3(c), together with reimbursement of any applicable expenses pursuant to Section 8.3(e), the receipt of the Parent Termination Fee, Company Expenses and the expenses referred to in Section 8.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company Related Parties arising out of or in connection with this Agreement, the Promissory Notes, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of the Company Related Parties shall be entitled to bring or maintain any Action against any Parent Related Party arising out of or in connection with this Agreement, the Promissory Notes, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination. For the avoidance of doubt, subject to Section 9.13, the right of the Company and its designees to receive payment from Parent of the Parent Termination Fee, the Company Expenses and the expenses referred to in Section 8.3(e) pursuant to this Section 8.3(b) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, the Promissory Notes, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, the Promissory Notes, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.

46

(c)	In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii), or Parent shall terminate this Agreement pursuant to Section 8.1(c)(iii), then Parent shall pay the Company or its designees by wire transfer of same day funds, as promptly as possible (but in any event within two business days) following the delivery by the Company of an invoice therefor, all out-of-pocket fees and expenses incurred by the Company and its respective Affiliates in connection with the transactions contemplated by this Agreement (the “Company Expenses”) up to a maximum amount equal to US$500,000.

(d)	(A) Upon the occurrence of any event specified in Section 8.3(a)(i) or (ii) or (B) in the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii) and prior to the Shareholders’ Meeting, the Company’s board of directors has made a Change of Recommendation, then in any such event the Company shall pay Parent or its designees by wire transfer of same day funds, as promptly as possible (but in any event within two business days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Financing, up to a maximum amount equal to US$200,000 (the “Parent Expenses”).

(e)	Each of the parties hereto acknowledge that (i) the agreements contained in this Section 8.3 are an integral part of the Merger, (ii) each of the Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Parent Related Parties or the Company Related Parties, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the Promissory Notes and on the expectation of the consummation of the transactions contemplated hereby and thereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 8.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the annual rate of three per cent plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

47

(f)	The party desiring to terminate this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall give written notice of such termination to the other parties specifying the relevant provision(s) pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

9.	MISCELLANEOUS AND GENERAL

9.1	Non-Survival of Representations and Warranties and Agreements

None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the parties in this Agreement shall survive the Effective Time, other than (i) the covenants and agreements contained in this Section 9, the agreements of the Company, Parent and Merger Sub contained in Section 4 (Effect of the Merger on Issued Share Capital; Merger Consideration; Exchange of Certificates), the last sentence of Section 6.6 (Access and Reports), Section 6.10 (Expenses) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and (ii) those other covenants and agreements of the parties contained herein that by their terms apply, or contemplate performance in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

9.2	Modification or Amendment

This Agreement may be amended with the approval of the respective boards of directors of the parties (in the case of the Company, the board of directors of the Company, acting upon the recommendation of the Independent Committee) at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company; provided, however, that after the Requisite Company Vote has been obtained, no amendment shall be made which by Law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3	Waiver

The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

48

9.4	Counterparts; Signatures

This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

9.5	Governing Law and Venue

(a)	This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)	Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration.

(i)	The place of arbitration shall be Singapore, and the arbitration shall be administered by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the date of commencement of the arbitration (the “SIAC Rules”).

(ii)	The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the SIAC Rules.

(iii)	Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iv)	Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(v)	The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(vi)	Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

49

9.6	Notices

Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

(a)	If to Parent

c/o Rothschild Trust (Schweiz) AG

Zollikerstrasse 181, 8034 Zurich

Switzerland

Attention: Patricia Healy

Facsimile: +41 44 384 7201

e-mail:  patricia.healy@rothschildtrust.com

(b)	If to Merger Sub:

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

Attention: Mr. Shengcheng Wang

Facsimile: +86 (10) 8809-1088

e-mail:  g55wang@hotmail.com

in the cases of (a) and (b), with a copy to (which copy shall not constitute notice):

DLA Piper Hong Kong

17/F Edinburgh Tower The Landmark

15 Queen's Road Central

Hong Kong

Attention: Stephen Peepels

Facsimile: +852 2810 1345

e-mail: Stephen.Peepels@dlapiper.com

50

(c)	If to the Company:

China Mass Media Corp.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

Attention: Haiyan Xing

Facsimile: +86 (10) 8809-1088

e-mail: xinghy@chinammia.com

with a copy to (which copy shall not constitute notice):

Shearman & Sterling LLP

11th Floor, Platinum, 233 Taicang Road

Shanghai, 200020, China

Attention: Alan Seem

Facsimile: +86(21) 6563-6002

e-mail: alan.seem@shearman.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one business day after being sent by courier or express delivery service or by facsimile, or (iii) three business days after being sent by first-class certified mail, return receipt requested, provided, however, that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

9.7	Entire Agreement

This Agreement (including any schedules, exhibits and annexes hereto), together with the Company Disclosure Schedule, the Guaranties and the Promissory Notes, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

51

9.8	No Third Party Beneficiaries

Except as expressly set forth in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), and the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranties and the Promissory Notes, this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

9.9	Severability

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement or the application thereof to any Person or any circumstance is determined by the SIAC to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

9.10	Interpretation; Absence of Presumption

(a)	For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation”; (iv) the word “or” or “any” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified and (vii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

52

(b)	The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.11	Assignment

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto except that prior to the Closing, Merger Sub may assign all (but not less than all) of its rights and obligations hereunder to a direct or indirect wholly owned Subsidiary of Parent (provided that such assignment shall not (a) affect the obligations of the Guarantors under the Guaranties and the Lenders under the Promissory Notes or (b) impede, delay or adversely affect the consummation of the transactions contemplated hereby, including the Merger, or otherwise impede the rights of the Company or the shareholders of the Company hereunder). No assignment by any party shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in violation of this Agreement will be void ab initio.

9.12	Attorneys’ Fees

In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.13	Remedies

Except as otherwise provided in Section 8.3(a) and (b), the parties hereto agree that irreparable damage would occur, monetary damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). Subject to the following sentence, (i) it is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity and (ii) each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything herein to the contrary, (i) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.3, as applicable, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of monetary damages, and (ii) and upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment.

53

9.14	Limitation on Liabilities

(a)	Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.13, the maximum aggregate liability of Parent and Merger Sub for monetary damages in connection with this Agreement or any of the transactions contemplated hereby (including the Financing) shall be limited to the sum of the Parent Termination Fee, Company Expenses, and reimbursement of any applicable expenses pursuant to Section 8.3(e), and in no event shall the Company or any of its Subsidiaries seek or obtain, nor shall it permit any of its Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of such amount against any of the Parent Related Parties, and in no event shall the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind in excess of such amount against any of the Parent Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the Guaranties or the transactions contemplated hereby and thereby (including, any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(b)	Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.13, the maximum aggregate liability of the Company for monetary damages in connection with this Agreement or any of the transactions contemplated hereby (including the Financing) shall be limited to the sum of the Company Termination Fee, Parent Expenses, and reimbursement of any applicable expenses pursuant to Section 8.3(e), and in no event shall Parent, Merger Sub or any of its Subsidiaries seek or obtain, nor shall it permit any of its Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of such amount against any of the Company Related Parties, and in no event shall Parent, Merger Sub or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind in excess of such amount against any of the Company Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the Guaranties or the transactions contemplated hereby and thereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

9.15	Certain Definitions

The following terms, as used herein, have the meanings which meanings shall be applicable equally to the singular and plural of the terms defined:

54

“Acquisition Proposal” means any bona fide written proposal or offer from any Person with respect to (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in any such Person beneficially owning 10% or more of the outstanding Shares or (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of 10% or more of the outstanding Shares or 10% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Actions” shall have the meaning set forth in Section 5.1(g).

“ADSs” shall have the meaning set forth in Section 4.1(a).

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, including any fund or other similar investment vehicle of which the investment manager is a person controlling, controlled by or under common control with a party or the investment manager of a party where that party is a fund or other similar investment vehicle, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Agreement” refers to this agreement and plan of merger.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.2(b)(ii).

“Applicable Date” shall have the meaning set forth in Section 5.1(e)(i).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 5.1(c)(i).

“business day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in London, New York, the Cayman Islands, Hong Kong or the PRC.

“Cayman Companies Law” shall have the meaning set forth in Section 1.1.

“Cayman Plan of Merger” shall have the meaning set forth in Section 1.3.

“Change of Recommendation” shall have the meaning set forth in Section 6.2(b).

“Closing” and “Closing Date” shall have meanings set forth in Section 1.2.

“Company” shall have the meaning set forth in the Preamble.

“Company Affiliate” shall have the meaning set forth in Section 5.1(i)(iii).

“Company Benefit Plans” shall have the meaning set forth in Section 5.1(h)(i).

“Company Disclosure Schedule” shall have the meaning set forth in Section 5.1.

“Company Expenses” shall have the meaning set forth in Section 8.3(c).

55

“Company IP” shall have the meaning set forth in Section 5.1(p)(i).

“Company Options” shall have the meaning set forth in Section 4.3(a).

“Company Recommendation” shall have the meaning set forth in Section 5.1(c)(ii).

“Company Related Parties” shall have the meaning set forth in Section 8.3(a).

“Company Reports” shall have the meaning set forth in Section 5.1(e)(i).

“Contract” shall have the meaning set forth in Section 5.1(c)(iii).

“Damages” shall have the meaning set forth in Section 6.11(b).

“Depositary” shall have the meaning set forth in Section 4.2(g).

“Deposit Agreement” shall have the meaning set forth in Section 4.2(g).

“Dispute” shall have the meaning set forth in Section 9.5(b).

“Dissenting Shareholders” shall have the meaning set forth in Section 4.1(a).

“Dissenting Shares” shall have the meaning set forth in Section 4.1(a).

“Effective Time” shall have the meaning set forth in Section 1.3.

“Employees” shall have the meaning set forth in Section 5.1(o).

“Encumbrance” shall have the meaning set forth in Section 5.1(k)(iv).

“Environmental Law” shall have the meaning set forth in Section 5.1(m).

“Environmental Permits” shall have the meaning set forth in Section 5.1(m).

“Exchange Act” shall have the meaning set forth in Section 5.1(d).

“Exchange Fund” shall have the meaning set forth in Section 4.2(a).

“Excluded Shares” shall have the meaning set forth in Section 4.1(a).

“Founder Shares” shall have the meaning set forth in Section 4.1(a).

“GAAP” shall have the meaning set forth in Section 5.1(e)(ii).

“Government Official” shall have the meaning set forth in Section 5.1(i)(iii).

“Governmental Antitrust Entity” shall have the meaning set forth in Section 6.5(d)(i).

“Governmental Entity” means any governmental, judicial, regulatory or administrative authority, agency, commission or body, court or other legislative, executive or judicial governmental entity, whether federal, state, local, domestic, multinational or foreign.

“Guaranty” and "Guaranties" shall have the meaning set forth in the Recitals.

56

“Guarantor” and “Guarantors” shall have the meaning set forth in the Recitals.

“Hazardous Substance” shall have the meaning set forth in Section 5.1(m).

“Indemnified Parties” shall have the meaning set forth in Section 6.11(a).

“Independent Committee” means a committee of the Company’s board of directors consisting of members of the board of directors of the Company that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

“Injunction” shall have the meaning set forth in Section 7.1(b).

“Intellectual Property” shall have the meaning set forth in Section 5.1(p).

“Judgment” shall have the meaning set forth in Section 5.1(g).

“Knowledge” means, (i) with respect to the Company, the actual (but not constructive or imputed) knowledge of the Vice Presidents of the Company as of the date of this Agreement without any implication of verification or investigation concerning such knowledge, and (ii) with respect to Parent and Merger Sub, the actual (but not constructive or imputed) knowledge of Mr. Shengcheng Wang, or any director or executive officer thereof as of the date of this Agreement without any implication of verification or investigation concerning such knowledge.

“Laws” shall have the meaning set forth in Section 5.1(i)(i).

“Leased Real Property” shall have the meaning set forth in Section 5.1(k)(ii).

“Lender” and “Lenders” shall have the meaning set forth in Section 5.2(c)(ii).

“Liabilities” shall have the meaning set forth in Section 5.1(g).

“Licenses” shall have the meaning set forth in Section 5.1(i)(ii).

“Lien” and “Liens” shall have the meaning set forth in Section 5.1(b)(i).

57

“Material Adverse Effect” means any change, effect, event, or occurrence (any such item, an “Effect”) that, individually or in the aggregate with all other Effects (i) has a material adverse effect on the business, assets, consolidated results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement; provided, however, that none of the following, and no Effect, alone or in combination, related to or arising out of any of the following, shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (A) Effects that affect the industry in which the Company and its Subsidiaries operate; (B) changes in general business, economic or political conditions; (C) Effects affecting the financial, credit or securities markets in the United States, the PRC or any other country or region in the world, including changes in interest rates or foreign exchange rates; (D) Effects attributable to the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement (other than in respect of any breach of any representation or warranty contained in Section 5.1(c)(iii) and Section 5.1(d)); (E) any change in the Company’s stock price or trading volume (it being understood that the underlying cause of such change in stock price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (F) any action taken by the Company or any of its Subsidiaries (x) that is required by this Agreement, (y) with Parent’s or Merger Sub’s written consent or (z) at the written request of Parent or Merger Sub; (G) any Effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof, in each case occurring after the date hereof; (H) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events, in each case occurring after the date hereof; (I) changes or modifications in (x) GAAP or (y) applicable Law or the interpretation or enforcement thereof, in each case occurring after the date of this Agreement; (J) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (K) any change or prospective change in the Company’s credit ratings; (L) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, and (M) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; provided, however, that any Effect referred to in clauses (A), (B), (C), (G), (H) or (I)(y) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or is reasonably expected to occur).

“Material Contract” shall have the meaning set forth in Section 5.1(j)(i).

“Memorandum and Articles of Association” shall have the meaning set forth in Section 2.1.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Owned Real Property” shall have the meaning set forth in Section 5.1(k)(i).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Expenses” shall have the meaning set forth in Section 8.3(d).

“Parent Related Parties” shall have the meaning set forth in Section 8.3(a).

“Parent Termination Fee” shall have the meaning set forth in Section 8.3(b)

“Paying Agent” shall have the meaning set forth in Section 4.2(a).

“Per ADS Merger Consideration” shall have the meaning set forth in Section 4.1(a).

58

“Per Share Merger Consideration” shall have the meaning set forth in Section 4.1(a).

“Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens securing indebtedness or liabilities that are reflected in the Company Reports filed or furnished prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; and (xi) any other Liens that have been incurred or suffered in the ordinary course of business and that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, as well as any group or syndicate that would be deemed to be a person under Section 13(d)(3) of the Securities Act.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Promissory Notes” shall have the meaning set forth in Section 5.2(c)(ii).

“Proxy Statement” shall have the meaning set forth in Section 5.1(d).

“Representatives” shall have the meaning set forth in Section 6.2(a).

“Requisite Company Vote” shall have the meaning set forth in Section 5.1(c)(i).

“RMB” means renminbi, the lawful currency of the PRC.

“SIAC” shall have the meaning set forth in Section 9.5(b)(i).

“SIAC Rules” shall have the meaning set forth in Section 9.5(b)(i).

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 5.1(e)(i).

59

“Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act relating to the adoption of this Agreement by the shareholders of the Company (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

“SEC” shall have the meaning set forth in Section 5.1.

“Securities Act” shall have the meaning set forth in Section 5.1(e)(i).

“Share” and “Shares” shall have the meaning set forth in Section 4.1(a).

“Share Certificate” shall have the meaning set forth in Section 4.2(b).

“Shareholders’ Meeting” shall have the meaning set forth in Section 6.4.

“Stock Plan” shall have the meaning set forth in Section 5.1(b)(i).

“Subsidiary” means, with respect to any party, any Person of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide Acquisition Proposal, which was not obtained in violation of Section 6.2, that would result in any Person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that the board of directors of the Company (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Statute” shall have the meaning set forth in Section 5.1(l).

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.

60

“Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal Revenue Service of the United States or any other Governmental Entity, domestic or foreign, including consolidated, combined and unitary tax returns.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall have the meaning set forth in Section 8.3(a).

“Trade Secrets” shall have the meaning set forth in Section 5.1(p).

“Uncertificated Shares” shall have the meaning set forth in Section 4.2(b).

“US$” means the legal currency of the United States of America.

61

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties hereto as of the date first written above.

CHINA MASS MEDIA HOLDINGS LIMITED

By:	/s/ RTC Administrators Limited
	Name:	RTC Administrators Limited
	Title:	Corporate Director

62

CMM HOLDINGS LIMITED

By:	/s/ Haiyan Xing
	Name:	Haiyan Xing
	Title:	Director

63

Solely for the purpose of agreeing to Section 6.18 of this Agreement

MR. SHENGCHENG WANG

By:	/s/ Shengcheng Wang

64

CHINA MASS MEDIA CORP.

By:	/s/ Liping He
	Name:	Liping He
	Title:	Director

65

APPENDIX I

PLAN OF MERGER

THIS PLAN OF MERGER is made on [●] 2012

BETWEEN

(1)          CMM Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands on June 29, 2012, with its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands (“Mergersub”); and

(2)          CHINA MASS MEDIA CORP., an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands (“CMM” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)          Mergersub and CMM have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated August 6, 2012 made between China Mass Media Holdings Limited, Mergersub, CMM and Mr. Shengcheng Wang, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”).

(b)          This Plan of Merger is made in accordance with section 233 of the Companies Law.

WITNESSETH.

1.	CONSTITUENT COMPANIES

1.1.	The Constituent Companies to the Merger are CMM Holdings Limited and China Mass Media Corp.

2.	NAME OF THE SURVIVING COMPANY

2.1.	The name of the Surviving Company shall be China Mass Media Corp.

3.	REGISTERED OFFICE

3.1.	The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

4.	AUTHORIZED AND ISSUED SHARE CAPITAL

4.1.	Immediately prior to the Merger the authorized share capital of Mergersub was US$1,000 divided into 1,000,000 ordinary shares of US$0.001 par value per share all of which have been issued.

4.2.	Immediately prior to the Merger the authorized share capital of CMM was US$3,000,000 divided into 3,000,000,000 ordinary shares of US$0.001 par value per share of which 751,697,920 ordinary shares had been issued and fully paid.

A-1

4.3.	The authorized share capital of the Surviving Company shall be US$1,000 divided into 1,000,000 ordinary shares of US$0.001 par value per share.

4.4.	Each issued and outstanding ordinary share of Mergersub shall be converted into and continue as an ordinary share of the Surviving Company in accordance with the provisions of the Agreement.

4.5.	Each ordinary share, par value US$0.001 per share, of CMM, other than any dissenting shares and any ordinary shares beneficially owned by Mr. Shengcheng Wang (including any persons controlled by any of the foregoing) prior to the Effective Date, shall be cancelled in exchange for the right to receive US$0.0167 in cash per ordinary share in accordance with the provisions of the Agreement.

4.6.	On the Effective Date (as defined below) the shares of the Surviving Company shall:

4.6.1.	be entitled to one vote per share;

4.6.2.	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

4.6.3.	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

4.6.4.	generally be entitled to enjoy all of the rights attaching to shares;

in each case as set out in the Articles of Association of the Surviving Company.

5.	EFFECTIVE DATE

5.1.	The Merger shall take effect on [SPECIFY DATE] after the date this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

6.	PROPERTY

6.1.	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

7.	MEMORANDUM AND ARTICLES OF ASSOCIATION

7.1.	The Memorandum of Association and Articles of Association of Mergersub immediately prior to the Effective Date shall be the Memorandum of Association and Articles of Association of the Surviving Company (save for references to the name) on the Effective Date.

A-2

8.	DIRECTORS BENEFITS

8.1.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

9.	DIRECTORS OF THE SURVIVING COMPANY

9.1.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
Shengcheng Wang	6th Floor, Tower B, Corporate Square, 35
Finance Street, Xicheng District Beijing 100033
People’s Republic of China
Haiyan Xing	same as above

Julie Zhili Sun	same as above

10.	SECURED CREDITORS

10.1.	CMM Holdings Limited has no secured creditors; and

10.2.	China Mass Media Corp. has no secured creditors.

11.	RIGHT OF TERMINATION

11.1.	The directors of CMM may terminate this Plan of Merger immediately prior to the Effective Date in the event (a) that financing has not been made available or (b) the Agreement has been validly terminated pursuant to the terms and conditions of the Agreement.

Each of the undersigned, being the duly authorized signatories of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

CHINA MASS MEDIA HOLDINGS LIMITED

By:
Name:
Title:

CHINA MASS MEDIA CORP.

By:
Name:
Title:

A-3

ANNEX B: Opinion of Piper Jaffray & Co as Financial Advisor

August 6, 2012

Special Committee of the Board of Directors

China Mass Media Corp.

6th Floor, Tower B, Corporate Square

35 Finance Street

Xicheng District, Beijing, 100033

People’s Republic of China

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value US$0.001 per share (the “Company Ordinary Shares”) of China Mass Media Corp. (the “Company”) and American Depository Shares (“ADSs”), representing such Company Ordinary Shares, of the Merger Consideration (as defined below), pursuant to a draft of the Agreement and Plan of Merger, dated as of August 6, 2012 (the “Merger Agreement”), to be entered into among the Company, China Mass Media Holdings Limited (the “Parent”), a newly formed Cayman Islands exempted company with limited liability that is beneficially owned by Mr. Shengcheng Wang, the Chairman and Chief Executive Officer and controlling shareholder of the Company, CMM Holdings Limited (“Merger Sub”), a newly formed Cayman Islands exempted company with limited liability that is wholly-owned by the Parent, and Mr. Shengcheng Wang. The Merger Agreement provides for, among other things, the merger (the “Merger”) of Merger Sub with and into the Company, pursuant to which each outstanding Company Ordinary Share and each ADS (other than certain excluded Company Ordinary Shares and ADSs (the “Excluded Shares”) held in treasury or beneficially owned or controlled by the Parent, and Mr. Wang and certain dissenting shares, in each case as set forth in the Merger Agreement), will be converted into the right to receive $0.0167 in cash per Company Ordinary Share and $5.00 in cash per ADS, in each case without interest (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Merger Agreement, dated August 5, 2012; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Merger; (v) reviewed the current and historical reported prices and trading activity of Company Ordinary Shares and ADSs and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

B-1

Special Committee of the Board of Directors

China Mass Media Corp.

August 6, 2012

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have further assumed that the Merger will have the tax consequences described in the proxy statement relating to the Merger. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.

In arriving at our opinion, we have assumed that the executed Merger Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform, in all respects material to our analysis, all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

B-2

Special Committee of the Board of Directors

China Mass Media Corp.

August 6, 2012

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which Company Ordinary Shares or ADSs may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have not been requested to, and did not, (i) participate in negotiations with respect to the Merger Agreement, (ii) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger. In addition, we were not requested to and did not provide advice regarding the structure, the Merger Consideration, any other aspect of the Merger, or to provide services other than the delivery of this opinion.

We have been engaged by the Company to render an opinion to the Special Committee and we will receive a fee from the Company for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Parent or entities that are affiliated with the Company or the Parent, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Jaffray’s investment banking personnel.

B-3

Special Committee of the Board of Directors

China Mass Media Corp.

August 6, 2012

This opinion is provided to the Special Committee in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any holder of ADSs or Ordinary Shares of the Company as to how such holder should act or vote their shares with respect to the Merger or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to unaffiliated holders of Company Ordinary Shares and ADSs of the proposed Merger Consideration set forth in the Merger Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the Merger Consideration or any other terms contemplated by the Merger Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the compensation to be received by holders of Company Ordinary Shares or ADSs in the Merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Merger Consideration is fair, from a financial point of view, to the holders of Company Ordinary Shares and ADSs (other than the Parent and any affiliates of the Company and the Parent, including holders of any Excluded Shares) as of the date hereof.

Sincerely,

/s/ Piper Jaffray & Co.

B-4

ANNEX C: Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238

238. Rights of dissenters

(1)	A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4)	Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)	A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares.

(6)	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)	Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)	Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)	If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

C-1

(10)	A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)	At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)	Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)	The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)	The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

C-2

ANNEX D: Directors and Executive Officers of Each Filing Person

1.	Directors and Executive Officers of the Company

The Company is a Company organized under the laws of the Cayman Islands with its principal business address at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The telephone number of the Company’s principal executive office is +86 (10) 8809 1099. The name, business address, present principal employment and citizenship of each director and executive officer of the Company is set forth below.

During the last five years, none of the Company, or any of our directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Company

Name	Business Address	Present Principal Employment	Citizenship

Shengcheng Wang	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Chairman of the Board of Directors, Chief Executive Officer (since October 2003)	Canada

Julie Zhili Sun	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Director and Chief Financial Officer (1)	China

Haiyan Xing	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Director and Executive General Manager (2)	China

Liping He	School of Economics and Business Administration, Beijing Normal University, No.19 Xin Jie Kou Wai Da Jie, Xicheng District, Beijing 100082, People’s Republic of China	Independent Director (3)	China

Jianmin Qu	Room504, Block 2, No.8 San Li He Dong Lu, Xicheng District, Beijing 100037, PRC	Independent Director (4)	China

Xingzhao Liu	School of Electronic Information and Electrical Engineering, Shaihai Jiao Tong University, No.800 Dong Chuan Road, Shanghai 200240, People’s Republic of China	Independent Director (5)	China

D-1

Yong Chen	Room 911, No.248 Guang An Men Wai Da Jie, Xuanwu District, Beijing 100055, People’s Republic of China	Independent Director (6)	China

Zhenheng Huo	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Vice President (7)	China

Shuo Cheng	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Vice President (8)	China

Xingyu Zhang	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Vice President (9)	China

Weitao Xu	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Vice President (10)	China

Guanning Liang	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Financial Controller (11)	China

(1) Ms. Julie Zhili Sun previously served as our vice president from March 2008 to December 2010. Prior to joining the Company, she worked with Polaris Securities (Hong Kong) Limited, an investment banking firm, for over two years. The Principal address of Polaris Securities (Hong Kong) Limited is 23/F, Li Po Chun Chambers, 189 Des Voeux Road, Central, Hong Kong.

(2) Ms. Haiyan Xing has been our executive general manager since November 2010. From May 2008 to October 2010, Ms. Haiyan Xing served as our chief administrative officer of the Company. Ms.Xing is the Administrative Director of the Company prior to May 2008.

(3) Dr. Liping He has been a professor of the School of Economics and Public Administration at Beijing Normal University during the past five years.

(4) Mr. Jianmin Qu has been a vice chairman of China Association of National Advertisers during the past five years.

(5) Dr. Xingzhao Liu has been a professor of the School of Electronic Information and Electrical Engineering at Shanghai Jiaotong University during the past five years.

(6) Mr. Yong Chen has been the editor-in-chief of Modern Advertising magazine during the past five years.

(7) Prior to joining the Company in January 2011, Mr. Zhenheng Huo served as a deputy director in CCTV-1 for over 20 years. The principal address of CCTV-1 is No.11, Fuxing Road, China Central Television.

(8) Mr. Shuo Cheng has been our vice president during the past five years.

(9) Mr. Xingyu Zhang has been our vice president during the past five years.

(10) Mr. Weitao Xu has been our vice president since December 2008. Mr. Weitao Xu served as our media relationship director prior to December 2008.

(11) Prior to joining our company in January 2011, Mr. Guanning Liang was the finance manager of GCL-Poly, a company listed on the Stock Exchange of Hong Kong and senior finance manager of its subsidiary GCL Solar from September 2008 to December 2010. The principal address of GCL-Poly and GCL Solar are Unit 1703-1706, Level 17, International and Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. Mr. Liang served as an audit manager in KPMG prior to September 2008, with its principal address in 38th Floor, Team Tower, 208 Tianhe Road, Guangzhou, China.

2.	Directors and Executive Officers of Parent

Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands with its registered office located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The name, business address, present principal employment and citizenship of each director and executive officer of Parent and its controlling persons is set forth below.

During the last five years, none of Parent or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

D-2

China Mass Media Holdings Limited

Name	Business Address	Present Principal Employment	Citizenship

RTC Administrators Ltd.	P.O. Box 908, Walker House, 87 Mary Street George Town, Grand Cayman, KY1-9005 Cayman Islands	N/A	N/A

3.	Directors and Executive Officers of Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands with its registered office located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The name, business address, present principal employment and citizenship of each director and executive officer of Merger Sub and its controlling persons is set forth below.

During the last five years, none of Merger Sub or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CMM Holdings Limited

Name	Business Address	Present Principal Employment	Citizenship

Shengcheng Wang	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Chairman of the Board of Directors, Chief Executive Officer of the Company	Canada

Haiyan Xing	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Director and Executive General Manager of the Company	China

Julie Zhili Sun	6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	Director and Chief Financial Officer of the Company	China

D-3

4.	Directors and Executive Officers of Arctic Spring Limited

Arctic Spring Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with its registered office located at the offices of Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands. The name, business address, present principal employment and citizenship of each director and executive officer of Arctic Spring Limited and its controlling persons is set forth below.

During the last five years, none of Arctic Spring Limited or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Arctic Spring Limited

Name	Business Address	Present Principal Employment	Citizenship

RTC Administrators Ltd.	P.O. Box 908, Walker House, 87 Mary Street George Town, Grand Cayman, KY1-9005 Cayman Islands	N/A	N/A

5.	Directors and Executive Officers of Happy Indian Ocean Limited

Happy Indian Ocean Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with its registered office located at the offices of Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands. The name, business address, present principal employment and citizenship of each director and executive officer of Happy Indian Ocean Limited and its controlling persons is set forth below.

During the last five years, none of Happy Indian Ocean Limited or any of its directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Happy Indian Ocean Limited

Name	Business Address	Present Principal Employment	Citizenship

RTC Administrators Ltd.	P.O. Box 908, Walker House, 87 Mary Street George Town, Grand Cayman, KY1-9005 Cayman Islands	N/A	N/A

D-4

ANNEX E: FORM OF PROXY CARD – SHAREHOLDERS ONLY

China Mass Media Corp. 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China	VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to [●], People’s Republic of China by [●]a.m. (Beijing time) on [●], 2012

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following proposal(s):

	For	Against	Abstain

1. To approve the merger and to approve and authorize the agreement and plan of merger, dated as of August 6, 2012 (the “merger agreement”), by and among China Mass Media Corp., China Mass Media Holdings Limited, CMM Holdings Limited and Mr. Shengcheng Wang , and the plan of merger between CMM Holdings Limited and the Company to be filed with the Registrar of Companies of the Cayman Islands (the "Cayman Plan of Merger") and the other transactions contemplated thereby.	☐	☐	☐

2. To approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement and the Cayman Plan of Merger in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.	☐	☐	☐

NOTE: Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any postponement or adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

E-1

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

CHINA MASS MEDIA CORP.

EXTRAORDINARY general meeting

to be held on [●], 2012

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby authorizes __________________ or __________________, as Proxies*, to represent and to vote all the shares of the undersigned is entitled to vote at the Extraordinary General Meeting of China Mass Media Corp. to be held at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, People’s Republic of China at 10:00 a.m. (Beijing time) on [●], 2012, or at any postponements or adjournments thereof, and instructs said Proxies to vote as stated on the reverse side.

Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any postponement or adjournment thereof.

* Note: if no name is inserted, a shareholder is deemed to have nominated the chairman of the meeting as proxy.

E-2

ANNEX F-1: FORM OF ADS VOTING INSTRUCTION CARD

Extraordinary General Meeting of Shareholders
2012 VOTING INSTRUCTIONS	The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. New York City time on [●], 2012 for action to be taken.	AMERICAN DEPOSITARY SHARES

China Mass Media Corp. (the “Company”)
ADS CUSIP No.:	169418209
ADS Record Date:	[●], 2012.
Meeting Specifics:	Extraordinary General Meeting of Shareholders (the “Meeting”) - [●], 2012 at 10:00 a.m. (Beijing time) at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.
Meeting Agenda:	Please refer to the Company’s Proxy Statement enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of August 4, 2008, as amended on November 28, 2011.
Deposited Securities:	Ordinary Shares, Par Value US $0.001 per Share, of the Company.
Custodian:	Citibank, Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Company has informed the Depositary that voting at the Meeting will be by poll. Please note that pursuant to Section 4.10 of the Deposit Agreement, as voting is by poll, the Depositary will instruct the Custodian to vote the relevant Deposited Securities in accordance with the voting instructions received from the holders of ADSs.

Please further note that as an ADS Holder, you cannot vote at the extraordinary general meeting directly, but you may instruct the Depositary how to vote the Deposited Securities underlying your ADSs. Alternatively, you may vote at the Meeting if you cancel your ADSs and become a holder of Deposited Securities by [●], 2012. If you intend to cancel your ADSs to become a holder of Deposited Securities by [●], 2012 and you wish to vote the Deposited Securities at the Meeting, do not send these voting instructions to the Depositary as you will be required, as part of the ADS cancellation process, to certify to the Depositary and the Company that you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled. As set forth in Section 4.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall exercise any discretion as to voting. If the Depositary timely receives voting instruction from a holder of ADSs which fail to specify the manner in which the Depositary is to vote, the Depositary will deem such holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. If no voting instructions are received from a holder of ADSs, such holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such holder's ADSs; provided, that no such discretion, any proxy shall be deemed given with respect to any matter as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given; (ii) there exists substantial opposition, or (iii) such matter would adversely affect the rights of holders of Deposited Securities. The Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

The Company has informed the Depositary that, pursuant to Cayman Islands law, registered holders of Deposited Securities are entitled to dissent and to dissenters’ rights in respect of the merger and that, under Cayman Islands law, in order to exercise his or her dissenters’ rights, a registered holder of the Company’s ordinary shares must provide written notice to the Company of his or her objection to the merger prior to the time of the vote to approve the merger at the extraordinary general meeting of the Company and within twenty (20) days of the date any approval notice of the merger is given by the Company, serve a notice of dissent demanding payment of the fair value of his or her ordinary shares of the Company. As a holder of ADSs you will not be able to exercise your dissenters’ rights. The Depositary will not exercise your dissenters’ rights on your behalf. Should you, as a holder of ADSs, wish to exercise your dissenters’ rights, you will need to surrender your ADSs to the Depositary for cancellation upon the terms of the Deposit Agreement and become a registered holder of the Company’s corresponding ordinary shares in the Cayman Islands by [●], 2012. If you intend to cancel your ADSs to become a shareholder by [●], 2012 and you wish to vote the Deposited Securities at the Meeting, do not send these voting instructions to the Depositary as you will be required, as part of the ADS cancellation process, to certify to the Depositary and the Company that you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled. Please allow sufficient time for cancellation of your ADSs and registration of the corresponding Deposited Securities in your name by [●], 2012. If you do not surrender your ADSs for cancellation and become a registered holder of the corresponding Deposited Securities of the Company by [●], 2012, you will not be able to exercise your dissenters’ rights.

To become a shareholder by [●], 2012, you will need to deliver your ADSs for cancellation to the Depositary, together with all applicable documentation and payments, by the close of business in New York City on [●], 2012.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

Issues

F-1-1

	For	Against	Abstain
1. To approve the merger and to approve and authorize the agreement and plan of merger, dated as of August 6, 2012 (the “Merger Agreement”), by and among China Mass Media Corp., China Mass Media Holdings Limited, CMM Holdings Limited and Mr. Shengcheng Wang , and the plan of merger between CMM Holdings Limited and the Company to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Plan of Merger”) and the other transactions contemplated thereby.	☐	☐	☐

2. To approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and authorization of the merger agreement and the Cayman Plan of Merger in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy) / /

F-1-2

Time Sensitive Materials

ANNEX F-2: Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company

Depositary's Notice of
Extraordinary General Meeting of Shareholders
of
China Mass Media Corp.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	169418209.

ADS Record Date:	[ , 2012].

Meeting Specifics:	Extraordinary General Meeting of Shareholders to be held on [ ,2012] at 10:00 A.M. (Beijing time) at the [Company's office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033,] People's Republic of China (the “Meeting”).

Meeting Agendas:	Please refer to the Company's Circular enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on [ , 2012].

Deposited Securities:	Ordinary shares, par value U.S. $0.001 per share, of China Mass Media Corp., an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands.
ADS Ratio:	300 ordinary shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of Deposited Securities:	Citibank Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of August 4, 2008, as amended by Amendment No. 1 to Deposit Agreement, dated as of November 28, 2011, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on [                          , 2012].

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

F-2-1

The Company has announced that an Extraordinary General Meeting of Shareholders will be held at the date, times and location identified above. Copies of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.*

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

The Depositary has been advised by the Company that voting at the Meeting will be by poll. The Depositary shall vote (or cause the Custodian to vote) the Deposited Securities in accordance with the voting instructions received from the Holders giving voting instructions.

Please note that as an ADR Holder, you cannot vote at the Meeting directly, but you may instruct the Depositary how to vote the Deposited Securities underlying your ADSs. Alternatively, you may vote at the Meeting if you cancel your ADSs and become a holder of the Deposited Securities by the close of business on [●], 2012 (Beijing time) (the "Share Record Date"). If you intend to cancel your ADSs to become a shareholder by the Share Record Date and you wish to vote the Deposited Securities at the Meeting, do not send these voting instructions to the Depositary as you will be required, as part of the ADS cancellation process, to certify to the Depositary and the Company that you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled. To become a shareholder by the Share Record Date, you will need to deliver your ADSs for cancellation to the Depositary, together with all applicable documentation and payments, prior to the close of business on [●], 2012 (New York City time). Upon the timely receipt of such ADSs for cancellation and the applicable documentation and payments, the Depositary will use commercially reasonable efforts to arrange for the registration of the corresponding Deposited Securities in the name (or to the order) of the surrendering ADR Holder.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder's ADSs; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given; (b) substantial opposition exists; or (c) the rights of holders of Deposited Securities may be adversely affected.

The Company has informed the Depositary that, pursuant to Cayman Islands law, registered holders of Deposited Securities are entitled to dissent and to dissenter rights in respect of the merger and that, under Cayman Islands law, in order to exercise his or her dissenter rights, a registered holder of the Deposited Securities must provide written notice to the Company of his or her objection to the merger prior to the time of the vote to approve the merger at the extraordinary general meeting of the Company and within twenty (20) days of the date any approval notice of the merger is given by the Company, serve a notice of dissent demanding payment of the fair value of his or her Deposited Securities. As a holder of ADSs you will not be able to exercise your dissenter rights. The Depositary will not exercise your dissenter rights on your behalf. Should you, as a holder of ADSs, wish to exercise your dissenter rights, you will need to surrender your ADSs to the Depositary for cancellation upon the terms of the Deposit Agreement and become a registered holder of the Company’s corresponding Deposited Securities in the Cayman Islands by [●], 2012. If you intend to cancel your ADSs to become a shareholder by [●], 2012 and you wish to vote the Deposited Securities at the Meeting, do not send these voting instructions to the Depositary as you will be required, as part of the ADS cancellation process, to certify to the Depositary and the Company that you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled. Please allow sufficient time for cancellation of your ADSs and registration of the corresponding Deposited Securities in your name by [●], 2012. If you do not surrender your ADSs for cancellation and become a registered holder of the corresponding Deposited Securities by [●], 2012, you will not be able to exercise your dissenter rights.

Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

* As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

F-2-2

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

F-2-3

ANNEX G-1: Promissory Note

PROMISSORY NOTE

US$711,215	August 6, 2012

Arctic Spring Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Lender”), hereby promises unconditionally to pay to the order of China Mass Media Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Borrower”), the aggregate principal sum of SEVEN HUNDRED ELEVEN THOUSAND TWO HUNDRED AND FIFTEEN Dollars ($711,215) (the “Principal”). No interest shall accrue in connection with the Principal.

The entire outstanding Principal shall be paid in immediately available funds in lawful coin or currency of the United States of America that as of the time of payment is legal tender of public and private debts in the amount of SEVEN HUNDRED ELEVEN THOUSAND TWO HUNDRED AND FIFTEEN Dollars ($711,215) which shall be due and payable to the order of the Borrower at the Effective Time as defined in the Agreement and Plan of Merger dated as of August 6, 2012 (the “Merger Agreement”), by and among (i) the Borrower, (ii) CMM Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands, and a wholly-owned subsidiary of the Borrower, (iii) China Mass Media Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (iv) Mr. Shengcheng Wang. Any payment hereunder shall be made in immediately available cash to the Borrower or a bank or trust company selected by the Borrower at such account as the Borrower may designate. The Lender represents and warrants to the Borrower that (i) it has and will, at the Effective Time, have available to it, all funds necessary for the disbursement of the Principal, and (ii) attached as Exhibit A hereto is a true and complete copy of its bank statement evidencing sufficient funds in its account for the disbursement of the Principal as of the date hereof.

The Lender and the Borrower agree to waive, to the fullest extent permitted by law, diligence, presentment, protest, or notice (whether of nonpayment, dishonor, protest, default or otherwise). No failure on the part of the Lender or the Borrower to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or future exercise thereof or the exercise of any other right. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

All amounts paid by the Lender to the Borrower hereunder shall become immediately due and repayable to the Lender without demand or notice at the option of the Lender if (1) any court of competent jurisdiction shall enter a decree or order not vacated or stayed within sixty (60) days (a) to appoint a receiver or liquidator of the Borrower or (b) to wind up the Borrower, (2) any other action seeking any judicial order on insolvency of the Borrower or an assignment is made for the benefit of the Borrower’s creditors or the Borrower shall admit in writing an inability to pay its debts generally as they become due, or (3) the Borrower shall fail to pay any other amounts owed to the Lender when due, or fail to substantially comply with any other obligation, condition, or covenant owed to the Lender. Any delay or failure by the Lender to enforce any of these provisions shall not waive or change any of the Lender's rights in enforcing the same.

The right to collect money hereunder shall be freely assignable, in whole or in part, by the Borrower upon written notice to the Lender.

This note shall be governed by and construed in accordance with the laws of the Cayman Islands, without giving effect to its conflicts of laws principles. The Lender and the Borrower hereby consents to service of process, and to be sued, in the courts of the Cayman Islands and consents to the jurisdiction of courts of the Cayman Islands, for the purpose of any suit or other proceeding arising hereunder, and expressly waives any and all objections he or it may have to venue in any such courts.

G-1-1

EXECUTED as a DEED by

ARCTIC SPRING LIMITED

Acting by its director and duly authorised signatory

/s/ RTC Administrators Ltd.

Director

EXECUTED as a DEED by

CHINA MASS MEDIA HOLDINGS LIMITED

Acting by its director and duly authorised signatory

/s/ RTC Administrators Ltd.

Director

Signature Page to the Deed

G-1-2

ANNEX G-2: Promissory Note

PROMISSORY NOTE

US$2,844,860	August 6, 2012

Happy Indian Ocean Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Lender”), hereby promises unconditionally to pay to the order of China Mass Media Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Borrower”), the aggregate principal sum of TWO MILLION EIGHT HUNDRED AND FORTY-FOUR THOUSAND EIGHT HUNDRED AND SIXTY Dollars ($2,844,860) (the “Principal”). No interest shall accrue in connection with the Principal.

The entire outstanding Principal shall be paid in immediately available funds in lawful coin or currency of the United States of America that as of the time of payment is legal tender of public and private debts in the amount of TWO MILLION EIGHT HUNDRED AND FORTY-FOUR THOUSAND EIGHT HUNDRED AND SIXTY Dollars ($2,844,860) which shall be due and payable to the order of the Borrower at the Effective Time as defined in the Agreement and Plan of Merger dated as of August 6, 2012 (the “Merger Agreement”), by and among (i) the Borrower, (ii) CMM Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands, and a wholly-owned subsidiary of the Borrower, (iii) China Mass Media Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (iv) Mr. Shengcheng Wang. Any payment hereunder shall be made in immediately available cash to the Borrower or a bank or trust company selected by the Borrower at such account as the Borrower may designate. The Lender represents and warrants to the Borrower that (i) it has and will, at the Effective Time, have available to it, all funds necessary for the disbursement of the Principal, and (ii) attached as Exhibit A hereto is a true and complete copy of its bank statement evidencing sufficient funds in its account for the disbursement of the Principal as of the date hereof.

The Lender and the Borrower agree to waive, to the fullest extent permitted by law, diligence, presentment, protest, or notice (whether of nonpayment, dishonor, protest, default or otherwise). No failure on the part of the Lender or the Borrower to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or future exercise thereof or the exercise of any other right. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

All amounts paid by the Lender to the Borrower hereunder shall become immediately due and repayable to the Lender without demand or notice at the option of the Lender if (1) any court of competent jurisdiction shall enter a decree or order not vacated or stayed within sixty (60) days (a) to appoint a receiver or liquidator of the Borrower or (b) to wind up the Borrower, (2) any other action seeking any judicial order on insolvency of the Borrower or an assignment is made for the benefit of the Borrower’s creditors or the Borrower shall admit in writing an inability to pay its debts generally as they become due, or (3) the Borrower shall fail to pay any other amounts owed to the Lender when due, or fail to substantially comply with any other obligation, condition, or covenant owed to the Lender. Any delay or failure by the Lender to enforce any of these provisions shall not waive or change any of the Lender's rights in enforcing the same.

The right to collect money hereunder shall be freely assignable, in whole or in part, by the Borrower upon written notice to the Lender.

This note shall be governed by and construed in accordance with the laws of the Cayman Islands, without giving effect to its conflicts of laws principles. The Lender and the Borrower hereby consents to service of process, and to be sued, in the courts of the Cayman Islands and consents to the jurisdiction of courts of the Cayman Islands, for the purpose of any suit or other proceeding arising hereunder, and expressly waives any and all objections he or it may have to venue in any such courts.

G-2-1

EXECUTED as a DEED by

HAPPY INDIAN OCEAN LIMITED

Acting by its director and duly authorised signatory

/s/ RTC Administrators Ltd.

Director

EXECUTED as a DEED by

CHINA MASS MEDIA HOLDINGS LIMITED

Acting by its director and duly authorised signatory

/s/ RTC Administrators Ltd.

Director

Signature Page to the Deed

G-2-2

ANNEX H-1: Limited Guaranty

EXECUTION VERSION

LIMITED GUARANTY

Dated as of August 6, 2012

between

CHINA MASS MEDIA CORP.

and

ARCTIC SPRING LIMITED

H-1

EXECUTION VERSION

TABLE OF CONTENT

1.	LIMITED GUARANTY	1

2.	NATURE OF GUARANTY	3

3.	CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS	3

4.	NO WAIVER; CUMULATIVE RIGHTS.	4

5.	NO SUBROGATION	5

6.	REPRESENTATIONS AND WARRANTIES	5

7.	NO ASSIGNMENT	6

8.	NOTICES	6

9.	CONTINUING GUARANTY	7

10.	NO RECOURSE	8

11.	GOVERNING LAW	9

12.	COUNTERPARTS	9

13.	SEVERABILITY	9

14.	ARBITRATION	9

15.	NO THIRD PARTY BENEFICIARIES	10

16.	CONFIDENTIALITY	10

17.	MISCELLANEOUS	11

LIMITED GUARANTY

Limited Guaranty by Arctic Spring Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Arctic Spring”), dated as of August 6, 2012 (the “Arctic Spring Limited Guaranty”), in favor of China Mass Media Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). This Arctic Spring Limited Guaranty is issued together with an additional limited guaranty (the “Happy Indian Limited Guaranty”) by Happy Indian Ocean Limited (“Happy Indian”) in favor of the Guaranteed Party dated concurrently herewith. The Arctic Spring Limited Guaranty and the Happy Indian Limited Guaranty shall be hereinafter together referred to as the Limited Guaranties. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

1.	LIMITED GUARANTY

1.1           To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of the date of this Arctic Spring Limited Guaranty (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among China Mass Media Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), CMM Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), the Guaranteed Party and Mr. Shengcheng Wang, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, Arctic Spring, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, on the terms and subject to the conditions herein, the due and punctual payment and discharge of (A) 20.0% of the total payment obligations of Parent to the Guaranteed Party under Section 8.3(b) of the Merger Agreement as and when due (the “Arctic Spring Parent Fee Obligations”) and (B) 20.0% of the total expense reimbursement obligations of Parent to the Guaranteed Party under Sections 6.9(d), 8.3(c) and 8.3(e) of the Merger Agreement as and when due (the “Arctic Spring Expense Obligations” and together with the Arctic Spring Parent Fee Obligations, the “Arctic Spring Guaranteed Obligations”). Happy Indian shall guarantee to the Guaranteed Party, on the terms and subject to the conditions set forth in the Happy Indian Limited Guaranty, the due and punctual payment and discharge of (A) 80.0% of the total payment obligations of Parent to the Guaranteed Party under Section 8.3(b) of the Merger Agreement as and when due and (B) 80.0% of the total expense reimbursement obligations of Parent to the Guaranteed Party under Sections 6.9(d), 8.3(c) and 8.3(e) of the Merger Agreement as and when due. Together with the Arctic Spring Guaranteed Obligations, the obligations of Happy Indian under the Happy Indian Limited Guaranty shall be referred to herein as the “Guaranteed Obligations”). In no event shall Arctic Spring’s aggregate liability under the Arctic Spring Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1.3 hereof) exceed an aggregate amount equal to (x) US$20,000 plus (y) any Arctic Spring Expense Obligations minus (z) any Arctic Spring Expense Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of Arctic Spring for the Arctic Spring Guaranteed Obligations being herein referred to as the “Arctic Spring Cap”), it being understood that this Arctic Spring Limited Guaranty may not be enforced against Arctic Spring without giving effect to the Arctic Spring Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof). The guarantee by Arctic Spring of the Arctic Spring Guaranteed Obligations under this Arctic Spring Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Arctic Spring shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Arctic Spring Limited Guaranty. Arctic Spring acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of the Limited Guaranties.

1

1.2         If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then all of Arctic Spring’s liabilities and obligations to the Guaranteed Party hereunder in respect of the Arctic Spring Guaranteed Obligations shall, on demand, become immediately due and payable (up to the Arctic Spring Cap) and Arctic Spring hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed or discharged, any such Arctic Spring Guaranteed Obligations.

1.3         Arctic Spring agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) Arctic Spring asserts in any arbitration, litigation or other proceeding that this Arctic Spring Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or any other proceeding or (ii) Arctic Spring fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is determined judicially or by arbitration that Arctic Spring is required to make such payment hereunder.

1.4         The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Arctic Spring Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against Arctic Spring to prevent breaches of this Arctic Spring Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Arctic Spring Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction. Arctic Spring further agrees not to oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

1.5         In furtherance of the foregoing, Arctic Spring acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against Arctic Spring in respect of the performance of the Arctic Spring Guaranteed Obligations (subject to the Arctic Spring Cap) regardless of whether any action is brought against Parent or, Merger Sub or whether Parent or Merger Sub is joined in any action or actions.

2

2.	NATURE OF GUARANTY

The Guaranteed Party shall not be obligated to file any claim relating to any Arctic Spring Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect Arctic Spring’s obligations hereunder. Arctic Spring’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub. In the event that any payment to the Guaranteed Party in respect of the Arctic Spring Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, Arctic Spring shall remain liable hereunder with respect to the Arctic Spring Guaranteed Obligations as if such payment had not been made. The Arctic Spring Limited Guaranty is a guarantee of payment and not of collection and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against Arctic Spring hereunder.

3.	CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS

Arctic Spring agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of Arctic Spring, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting Arctic Spring’s obligations under the Arctic Spring Limited Guaranty or affecting the validity or enforceability of the Arctic Spring Limited Guaranty. Arctic Spring agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations; (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of Arctic Spring with respect to the Arctic Spring Guaranteed Obligations as a result of payment in full of the Arctic Spring Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of Arctic Spring or any Person now or hereafter liable with respect to the Arctic Spring Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (e) the existence of any claim, set-off, judgment or other right which Arctic Spring may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Arctic Spring Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Arctic Spring Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (h) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement, in each case in accordance with its terms (other than by reason of fraud by the Company); or (i) any other act or omission that may in any manner or to any extent vary the risk of or to Arctic Spring or otherwise operate as a discharge of Arctic Spring as a matter of law or equity (other than a discharge of Arctic Spring with respect to the Arctic Spring Guaranteed Obligations as a result of payment in full of the Arctic Spring Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, Arctic Spring hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. Arctic Spring waives promptness, diligence, notice of the acceptance of the Arctic Spring Limited Guaranty and of the Arctic Spring Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Arctic Spring Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to the Arctic Spring Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of the Arctic Spring Limited Guaranty). Arctic Spring acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in the Arctic Spring Limited Guaranty are knowingly made in contemplation of such benefits. Arctic Spring hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses or (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that the Arctic Spring Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms.

3

4.	NO WAIVER; CUMULATIVE RIGHTS.

No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement or the Promissory Note shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other Contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against Arctic Spring hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve Arctic Spring of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

4

5.	NO SUBROGATION

Arctic Spring hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub with respect to any of the Arctic Spring Guaranteed Obligations that arise from the existence, payment, performance or enforcement of Arctic Spring’s obligations under or in respect of the Arctic Spring Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Arctic Spring Guaranteed Obligations shall have been paid in full. If any amount shall be paid to Arctic Spring in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Arctic Spring Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of Arctic Spring and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by Arctic Spring under the Arctic Spring Limited Guaranty. Notwithstanding anything to the contrary contained in the Arctic Spring Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of any of the Guaranteed Obligations under the Merger Agreement, each of Arctic Spring and Happy Indian shall be similarly relieved of corresponding portion of its payment obligations under the Arctic Spring Limited Guaranty and the Happy Indian Limited Guaranty respectively; (ii) Arctic Spring shall have all defenses to the payment of its obligations under the Arctic Spring Limited Guaranty (which in any event shall be subject to Arctic Spring Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Arctic Spring Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.	REPRESENTATIONS AND WARRANTIES

Arctic Spring hereby represents and warrants that:

6.1          it has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform the Arctic Spring Limited Guaranty;

6.2         except as is not, individually or in the aggregate, reasonably likely to impair or delay Arctic Spring’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of the Arctic Spring Limited Guaranty by Arctic Spring have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of the Arctic Spring Limited Guaranty by Arctic Spring;

6.3         assuming the due execution and delivery of the Merger Agreement by the Company, the Arctic Spring Limited Guaranty constitutes a legal, valid and binding obligation of Arctic Spring enforceable against Arctic Spring in accordance with its terms, subject to the Bankruptcy and Equity Exception; and

6.4          it has the financial capacity to pay and perform its obligations under the Arctic Spring Limited Guaranty, and all funds necessary for Arctic Spring to fulfill its obligations under the Arctic Spring Limited Guaranty shall be available to Arctic Spring for so long as the Arctic Spring Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

5

7.	NO ASSIGNMENT

The provisions of the Arctic Spring Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither the Arctic Spring Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that no assignment by either party shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in violation of the Arctic Spring Limited Guaranty will be null and void.

8.	NOTICES

Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a)          If to Arctic Spring:

c/o Rothschild Trust (Schweiz) AG

Zollikerstrasse 181, 8034 Zurich

Switzerland

Attention: Patricia Healy

Facsimile: +41 44 384 7201

e-mail: patricia.healy@rothschildtrust.com

with a copy to (which copy shall not constitute notice):

DLA Piper Hong Kong

17/F Edinburgh Tower The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Stephen Peepels

Facsimile: +852 2810 1345

e-mail: Stephen.Peepels@dlapiper.com

(b)          If to the Guaranteed Party:

China Mass Media Corp.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

Attention:	Haiyan Xing
Facsimile:	+86 (10) 8809-1088
e-mail:	xinghy@chinammia.com

and with a copy to (which copy shall not constitute notice):

Shearman & Sterling LLP

11th Floor, Platinum, 233 Taicang Road

Shanghai, 200020, China

Attention:	Alan Seem
Facsimile:	+86 (21) 6563-6002
e-mail:	alan.seem@shearman.com

6

9.	CONTINUING GUARANTY

The Arctic Spring Limited Guaranty shall remain in full force and effect and shall be binding on Arctic Spring, its successors and assigns until all of the Arctic Spring Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, the Arctic Spring Limited Guaranty shall terminate and Arctic Spring shall have no further obligations under the Arctic Spring Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where the Arctic Spring Parent Fee Obligations are not payable and there are no unpaid Arctic Spring Expense Obligations of Parent; and (iii) the date falling six months from the date hereof (unless, in the case of clause (iii) above, the Guaranteed Party has notified Arctic Spring of its intention to make a claim under the Arctic Spring Limited Guaranty, specifying the basis for such claim, and shall have made such claim as promptly as reasonably practicable after giving such notice (but in any event within thirty (30) days thereafter), or has previously made, a claim under the Arctic Spring Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof. Notwithstanding the foregoing, or anything express or implied in the Arctic Spring Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting Arctic Spring’s liability to the Arctic Spring Cap (except and only to the extent as otherwise provided in Section 1.3) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that Arctic Spring is liable in respect of the Arctic Spring Guaranteed Obligations in excess of or to a greater extent than the Arctic Spring Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to the Arctic Spring Limited Guaranty, the Promissory Note, the Merger Agreement, any other agreement or instrument delivered in connection with the Arctic Spring Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of Arctic Spring under or in connection with the Arctic Spring Limited Guaranty shall terminate ab initio and be null and void; (ii) if Arctic Spring has previously made any payments under or in connection with the Arctic Spring Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither Arctic Spring nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with the Arctic Spring Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with the Arctic Spring Limited Guaranty or the Merger Agreement (including, without limitation, the Promissory Note), or the transactions contemplated hereby or thereby.

7

10.	NO RECOURSE

10.1         The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of the Arctic Spring Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) Arctic Spring shall have no obligations under or in connection with the Arctic Spring Limited Guaranty except as expressly provided by the Arctic Spring Limited Guaranty and subject in each case to the Arctic Spring Cap, and (b) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with the Arctic Spring Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with the Arctic Spring Limited Guaranty or the Merger Agreement (including, without limitation, the Promissory Note), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims, solely, against: (i) Arctic Spring under, and pursuant to the terms and conditions of, the Arctic Spring Limited Guaranty (subject to Arctic Spring Cap); (ii) Parent, to cause Parent to seek specific performance of the obligation of Arctic Spring and its Affiliates under the Promissory Note thereunder; and (iii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) through (iii) collectively, the “Retained Claims”).

10.2         As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and Arctic Spring, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

10.3         The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with the Arctic Spring Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with the Arctic Spring Limited Guaranty or the Merger Agreement (including, without limitation, the Promissory Note), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) Arctic Spring or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, Arctic Spring, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with the Arctic Spring Limited Guaranty or the transactions contemplated hereby.

8

11.	GOVERNING LAW

The Arctic Spring Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof that would cause the application of the laws of any jurisdiction other than the State of New York.

12.	COUNTERPARTS

The Arctic Spring Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto. The Arctic Spring Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. The Arctic Spring Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event the Arctic Spring Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

13.	SEVERABILITY

The provisions of the Arctic Spring Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that the Arctic Spring Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by Arctic Spring hereunder to Arctic Spring Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of the Arctic Spring Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the proviso in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify the Arctic Spring Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

14.	ARBITRATION

14.1        Any dispute, controversy or claim arising out of or relating to the Arctic Spring Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of the Arctic Spring Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

14.2        The place of arbitration shall be Singapore, and the arbitration shall be administered by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the date of commencement of the arbitration (the “SIAC Rules”).

9

14.3        The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the SIAC Rules.

14.4        Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

14.5        Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

14.6        The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

14.7        Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

15.	NO THIRD PARTY BENEFICIARIES

The Arctic Spring Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in the Arctic Spring Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of the Arctic Spring Limited Guaranty the parties intend that all Recourse Parties other than Arctic Spring and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of the Arctic Spring Limited Guaranty who may rely on and enforce the provisions of the Arctic Spring Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

16.	CONFIDENTIALITY

The Arctic Spring Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. The Arctic Spring Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Arctic Spring; provided, that no such written consent is required for any disclosure of the existence of the Arctic Spring Limited Guaranty by the Guaranteed Party (i) to the extent required by applicable Law, (ii) to the extent that the information is already publicly available other than as a result of a breach of the Arctic Spring Limited Guaranty by the Guaranteed Party or any other Person, (iii) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (iv) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of the Arctic Spring Limited Guaranty and are subject to confidentiality obligations.

10

17.	MISCELLANEOUS

17.1        The Arctic Spring Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes hereto), the Company Disclosure Schedule and the Promissory Note, contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among Arctic Spring or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and Arctic Spring in writing.

17.2        The descriptive headings contained in the Arctic Spring Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of the Arctic Spring Limited Guaranty.

17.3        All parties acknowledge that each party and its counsel have reviewed the Arctic Spring Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Arctic Spring Limited Guaranty.

[The remainder of this page is left blank intentionally]

11

IN WITNESS WHEREOF, the Guaranteed Party has caused the Arctic Spring Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

CHINA MASS MEDIA CORP.

/s/ Liping He
Name: Liping He
Title: Director

12

IN WITNESS WHEREOF, Arctic Spring has executed and delivered the Arctic Spring Limited Guaranty as of the date first written above.

ARCTIC SPRING LIMITED

/s/ RTC Administrators Ltd.
Name: RTC Administrators Ltd.
Title: Corporate Director

13

ANNEX H-2: Limited Guaranty

EXECUTION VERSION

LIMITED GUARANTY

Dated as of August 6, 2012

between

CHINA MASS MEDIA CORP.

and

HAPPY INDIAN OCEAN LIMITED

H-2

EXECUTION VERSION

TABLE OF CONTENT

1.	LIMITED GUARANTY	1

2.	NATURE OF GUARANTY	3

3.	CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS	3

4.	NO WAIVER; CUMULATIVE RIGHTS.	4

5.	NO SUBROGATION	5

6.	REPRESENTATIONS AND WARRANTIES	5

7.	NO ASSIGNMENT	6

8.	NOTICES	6

9.	CONTINUING GUARANTY	7

10.	NO RECOURSE	8

11.	GOVERNING LAW	9

12.	COUNTERPARTS	9

13.	SEVERABILITY	9

14.	ARBITRATION	9

15.	NO THIRD PARTY BENEFICIARIES	10

16.	CONFIDENTIALITY	10

17.	MISCELLANEOUS	11

LIMITED GUARANTY

Limited Guaranty by Happy Indian Ocean Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Happy Indian”), dated as of August 6, 2012 (the “Happy Indian Limited Guaranty”), in favor of China Mass Media Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). This Happy Indian Limited Guaranty is issued together with an additional limited guaranty (the “Arctic Spring Limited Guaranty”) by Arctic Spring Limited (“Arctic Spring”) in favor of the Guaranteed Party dated concurrently herewith. The Happy Indian Limited Guaranty and the Arctic Spring Limited Guaranty shall be hereinafter together referred to as the Limited Guaranties. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

1.           LIMITED GUARANTY

1.1          To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of the date of this Happy Indian Limited Guaranty (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among China Mass Media Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), CMM Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), the Guaranteed Party and Mr. Shengcheng Wang, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, Happy Indian, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, on the terms and subject to the conditions herein, the due and punctual payment and discharge of (A) 80.0% of the total payment obligations of Parent to the Guaranteed Party under Section 8.3(b) of the Merger Agreement as and when due (the “Happy Indian Parent Fee Obligations”) and (B) 80.0% of the total expense reimbursement obligations of Parent to the Guaranteed Party under Sections 6.9(d), 8.3(c) and 8.3(e) of the Merger Agreement as and when due (the “Happy Indian Expense Obligations” and together with the Happy Indian Parent Fee Obligations, the “Happy Indian Guaranteed Obligations”). Arctic Spring shall guarantee to the Guaranteed Party, on the terms and subject to the conditions set forth in the Arctic Spring Limited Guaranty, the due and punctual payment and discharge of (A) 20.0% of the total payment obligations of Parent to the Guaranteed Party under Section 8.3(b) of the Merger Agreement as and when due and (B) 20.0% of the total expense reimbursement obligations of Parent to the Guaranteed Party under Sections 6.9(d), 8.3(c) and 8.3(e) of the Merger Agreement as and when due. Together with the Happy Indian Guaranteed Obligations, the obligations of Arctic Spring under the Arctic Spring Limited Guaranty shall be referred to herein as the “Guaranteed Obligations”). In no event shall Happy Indian’s aggregate liability under the Happy Indian Limited Guaranty (exclusive of reimbursement of expenses, if applicable, pursuant to Section 1.3 hereof) exceed an aggregate amount equal to (x) US$80,000 plus (y) any Happy Indian Expense Obligations minus (z) any Happy Indian Expense Obligations actually paid by Parent or Merger Sub to the Guaranteed Party (such limitation on the aggregate liability of Happy Indian for the Happy Indian Guaranteed Obligations being herein referred to as the “Happy Indian Cap”), it being understood that this Happy Indian Limited Guaranty may not be enforced against Happy Indian without giving effect to the Happy Indian Cap (and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof). The guarantee by Happy Indian of the Happy Indian Guaranteed Obligations under this Happy Indian Limited Guaranty may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Happy Indian shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Happy Indian Limited Guaranty. Happy Indian acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of the Limited Guaranties.

1

1.2         If Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then all of Happy Indian’s liabilities and obligations to the Guaranteed Party hereunder in respect of the Happy Indian Guaranteed Obligations shall, on demand, become immediately due and payable (up to the Happy Indian Cap) and Happy Indian hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed or discharged, any such Happy Indian Guaranteed Obligations.

1.3          Happy Indian agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) Happy Indian asserts in any arbitration, litigation or other proceeding that this Happy Indian Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or any other proceeding or (ii) Happy Indian fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is determined judicially or by arbitration that Happy Indian is required to make such payment hereunder.

1.4          The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Happy Indian Limited Guaranty were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against Happy Indian to prevent breaches of this Happy Indian Limited Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity (subject, in all cases, to the Happy Indian Cap), and shall not be required to provide any bond or other security in connection with any such order or injunction. Happy Indian further agrees not to oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) the Guaranteed Party has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity (collectively, the “Prohibited Defense”).

1.5          In furtherance of the foregoing, Happy Indian acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against Happy Indian in respect of the performance of the Happy Indian Guaranteed Obligations (subject to the Happy Indian Cap) regardless of whether any action is brought against Parent or, Merger Sub or whether Parent or Merger Sub is joined in any action or actions.

2

2.           NATURE OF GUARANTY

The Guaranteed Party shall not be obligated to file any claim relating to any Happy Indian Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect Happy Indian’s obligations hereunder. Happy Indian’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub. In the event that any payment to the Guaranteed Party in respect of the Happy Indian Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, Happy Indian shall remain liable hereunder with respect to the Happy Indian Guaranteed Obligations as if such payment had not been made. The Happy Indian Limited Guaranty is a guarantee of payment and not of collection and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against Happy Indian hereunder.

3.           CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS

Happy Indian agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of Happy Indian, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting Happy Indian’s obligations under the Happy Indian Limited Guaranty or affecting the validity or enforceability of the Happy Indian Limited Guaranty. Happy Indian agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations; (c) the addition, substitution, any legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of Happy Indian with respect to the Happy Indian Guaranteed Obligations as a result of payment in full of the Happy Indian Guaranteed Obligations in accordance with their terms, a discharge or release of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of Happy Indian or any Person now or hereafter liable with respect to the Happy Indian Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (e) the existence of any claim, set-off, judgment or other right which Happy Indian may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Happy Indian Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Happy Indian Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (h) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement, in each case in accordance with its terms (other than by reason of fraud by the Company); or (i) any other act or omission that may in any manner or to any extent vary the risk of or to Happy Indian or otherwise operate as a discharge of Happy Indian as a matter of law or equity (other than a discharge of Happy Indian with respect to the Happy Indian Guaranteed Obligations as a result of payment in full of the Happy Indian Guaranteed Obligations in accordance with their terms, a discharge of the Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement). To the fullest extent permitted by Law, Happy Indian hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. Happy Indian waives promptness, diligence, notice of the acceptance of the Happy Indian Limited Guaranty and of the Happy Indian Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Happy Indian Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to the Happy Indian Limited Guaranty), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of the Happy Indian Limited Guaranty). Happy Indian acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in the Happy Indian Limited Guaranty are knowingly made in contemplation of such benefits. Happy Indian hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting or assert as a defense in any proceeding, (i) the Prohibited Defenses or (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that the Happy Indian Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms.

3

4.           NO WAIVER; CUMULATIVE RIGHTS.

No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement or the Promissory Note shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other Contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against Happy Indian hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve Happy Indian of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

4

5.           NO SUBROGATION

Happy Indian hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub with respect to any of the Happy Indian Guaranteed Obligations that arise from the existence, payment, performance or enforcement of Happy Indian’s obligations under or in respect of the Happy Indian Limited Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Happy Indian Guaranteed Obligations shall have been paid in full. If any amount shall be paid to Happy Indian in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Happy Indian Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of Happy Indian and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by Happy Indian under the Happy Indian Limited Guaranty. Notwithstanding anything to the contrary contained in the Happy Indian Limited Guaranty or otherwise, the Guaranteed Party hereby agrees that: (i) to the extent Parent or Merger Sub is relieved of any of the Guaranteed Obligations under the Merger Agreement, each of Happy Indian and Arctic Spring shall be similarly relieved of corresponding portion of its payment obligations under the Happy Indian Limited Guaranty and the Arctic Spring Limited Guaranty respectively; (ii) Happy Indian shall have all defenses to the payment of its obligations under the Happy Indian Limited Guaranty (which in any event shall be subject to Happy Indian Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Happy Indian Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6.           REPRESENTATIONS AND WARRANTIES

Happy Indian hereby represents and warrants that:

6.1          it has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform the Happy Indian Limited Guaranty;

6.2         except as is not, individually or in the aggregate, reasonably likely to impair or delay Happy Indian’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of the Happy Indian Limited Guaranty by Happy Indian have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of the Happy Indian Limited Guaranty by Happy Indian;

6.3         assuming the due execution and delivery of the Merger Agreement by the Company, the Happy Indian Limited Guaranty constitutes a legal, valid and binding obligation of Happy Indian enforceable against Happy Indian in accordance with its terms, subject to the Bankruptcy and Equity Exception; and

6.4          it has the financial capacity to pay and perform its obligations under the Happy Indian Limited Guaranty, and all funds necessary for Happy Indian to fulfill its obligations under the Happy Indian Limited Guaranty shall be available to Happy Indian for so long as the Happy Indian Limited Guaranty shall remain in effect in accordance with Section 9 (Continuing Guaranty) hereof.

5

7.           NO ASSIGNMENT

The provisions of the Happy Indian Limited Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither the Happy Indian Limited Guaranty nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that no assignment by either party shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in violation of the Happy Indian Limited Guaranty will be null and void.

8.           NOTICES

Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a)          If to Happy Indian:

c/o Rothschild Trust (Schweiz) AG

Zollikerstrasse 181, 8034 Zurich

Switzerland

Attention: Patricia Healy

Facsimile: +41 44 384 7201

e-mail: patricia.healy@rothschildtrust.com

with a copy to (which copy shall not constitute notice):

DLA Piper Hong Kong

17/F Edinburgh Tower The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Stephen Peepels

Facsimile: +852 2810 1345

e-mail: Stephen.Peepels@dlapiper.com

(b)          If to the Guaranteed Party:

China Mass Media Corp.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

Attention:	Haiyan Xing
Facsimile:	+86 (10) 8809-1088
e-mail:	xinghy@chinammia.com

and with a copy to (which copy shall not constitute notice):

Shearman & Sterling LLP

11th Floor, Platinum, 233 Taicang Road

Shanghai, 200020, China

Attention:	Alan Seem
Facsimile:	+86 (21) 6563-6002
e-mail:	alan.seem@shearman.com

6

9.           CONTINUING GUARANTY

The Happy Indian Limited Guaranty shall remain in full force and effect and shall be binding on Happy Indian, its successors and assigns until all of the Happy Indian Guaranteed Obligations have been fully performed. Notwithstanding the foregoing, the Happy Indian Limited Guaranty shall terminate and Happy Indian shall have no further obligations under the Happy Indian Limited Guaranty as of the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where the Happy Indian Parent Fee Obligations are not payable and there are no unpaid Happy Indian Expense Obligations of Parent; and (iii) the date falling six months from the date hereof (unless, in the case of clause (iii) above, the Guaranteed Party has notified Happy Indian of its intention to make a claim under the Happy Indian Limited Guaranty, specifying the basis for such claim, and shall have made such claim as promptly as reasonably practicable after giving such notice (but in any event within thirty (30) days thereafter), or has previously made, a claim under the Happy Indian Limited Guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by binding arbitration pursuant to Section 14 (Arbitration) hereof. Notwithstanding the foregoing, or anything express or implied in the Happy Indian Limited Guaranty or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding (A) that the provisions of Section 1 hereof limiting Happy Indian’s liability to the Happy Indian Cap (except and only to the extent as otherwise provided in Section 1.3) and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or the provisions of this Section 9, Section 10 (No Recourse), Section 11 (Governing Law), Section 15 (No Third Party Beneficiaries) or Section 17 (Miscellaneous) or the last sentence of Section 5 (No Subrogation) hereof are illegal, invalid or unenforceable in whole or in part, (B) that Happy Indian is liable in respect of the Happy Indian Guaranteed Obligations in excess of or to a greater extent than the Happy Indian Cap, or (C) any theory of liability against any Recourse Party (as defined below) or any Non-Recourse Party (as defined below) with respect to the Happy Indian Limited Guaranty, the Promissory Note, the Merger Agreement, any other agreement or instrument delivered in connection with the Happy Indian Limited Guaranty or the Merger Agreement, or the transactions contemplated hereby or thereby, other than Retained Claims (as defined below) asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with Section 10 hereof, then: (i) the obligations of Happy Indian under or in connection with the Happy Indian Limited Guaranty shall terminate ab initio and be null and void; (ii) if Happy Indian has previously made any payments under or in connection with the Happy Indian Limited Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither Happy Indian nor any other Recourse Parties or any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with the Happy Indian Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with the Happy Indian Limited Guaranty or the Merger Agreement (including, without limitation, the Promissory Note), or the transactions contemplated hereby or thereby.

7

10.          NO RECOURSE

10.1        The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. By its acceptance of the benefits of the Happy Indian Limited Guaranty, the Guaranteed Party acknowledges and agrees that: (a) Happy Indian shall have no obligations under or in connection with the Happy Indian Limited Guaranty except as expressly provided by the Happy Indian Limited Guaranty and subject in each case to the Happy Indian Cap, and (b) no liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Recourse Party or any Non-Recourse Party in any way under or in connection with the Happy Indian Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with the Happy Indian Limited Guaranty or the Merger Agreement (including, without limitation, the Promissory Note), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that, notwithstanding the foregoing, the Guaranteed Party may assert claims, solely, against: (i) Happy Indian under, and pursuant to the terms and conditions of, the Happy Indian Limited Guaranty (subject to Happy Indian Cap); (ii) Parent, to cause Parent to seek specific performance of the obligation of Happy Indian and its Affiliates under the Promissory Note thereunder; and (iii) Parent or Merger Sub in accordance with and pursuant to the terms and conditions of the Merger Agreement (the claims described in clauses (i) through (iii) collectively, the “Retained Claims”).

10.2        As used herein, the term “Recourse Parties” shall mean Parent, Merger Sub and Happy Indian, collectively, and the term “Non-Recourse Parties” shall mean, collectively, the Recourse Parties’ respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing; provided that none of the Recourse Parties shall be Non-Recourse Parties.

10.3        The Guaranteed Party hereby covenants and agrees that it shall not, and it shall cause its Affiliates not to, institute any proceeding or bring any claim in any way under or in connection with the Happy Indian Limited Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with the Happy Indian Limited Guaranty or the Merger Agreement (including, without limitation, the Promissory Note), or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against (i) the Non-Recourse Parties or (ii) Happy Indian or any other Recourse Parties, except in the case of clause (ii) for Retained Claims asserted by the Guaranteed Party against the Recourse Party(ies) against which such Retained Claims may be asserted in accordance with the second sentence of this Section 10. Other than the Guaranteed Party, Happy Indian, the other Non-Recourse Parties and the Recourse Parties, no Person shall have any rights or remedies under or in connection with the Happy Indian Limited Guaranty or the transactions contemplated hereby.

8

11.          GOVERNING LAW

The Happy Indian Limited Guaranty shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof that would cause the application of the laws of any jurisdiction other than the State of New York.

12.          COUNTERPARTS

The Happy Indian Limited Guaranty shall not be effective until it has been executed and delivered by both parties hereto. The Happy Indian Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. The Happy Indian Limited Guaranty may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event the Happy Indian Limited Guaranty is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

13.          SEVERABILITY

The provisions of the Happy Indian Limited Guaranty shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof; provided, however, that the Happy Indian Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable by Happy Indian hereunder to Happy Indian Cap provided in Section 1 hereof and to the provisions of Sections 9 (Continuing Guaranty) and 10 (No Recourse) hereof. If any provision of the Happy Indian Limited Guaranty or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party, subject to the proviso in the immediately preceding sentence. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify the Happy Indian Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

14.          ARBITRATION

14.1        Any dispute, controversy or claim arising out of or relating to the Happy Indian Limited Guaranty or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of the Happy Indian Limited Guaranty) (each a “Dispute”) shall be finally settled by arbitration.

14.2        The place of arbitration shall be Singapore, and the arbitration shall be administered by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the date of commencement of the arbitration (the “SIAC Rules”).

9

14.3        The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the SIAC Rules.

14.4        Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

14.5        Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

14.6        The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

14.7         Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

15.          NO THIRD PARTY BENEFICIARIES

The Happy Indian Limited Guaranty shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in the Happy Indian Limited Guaranty is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of the Happy Indian Limited Guaranty the parties intend that all Recourse Parties other than Happy Indian and all Non-Recourse Parties shall be, and such Recourse Parties and Non-Recourse Parties are, intended third party beneficiaries of the Happy Indian Limited Guaranty who may rely on and enforce the provisions of the Happy Indian Limited Guaranty that bar the liability, or otherwise protect the interests, of such Recourse Parties and Non-Recourse Parties.

16.          CONFIDENTIALITY

The Happy Indian Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. The Happy Indian Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Happy Indian; provided, that no such written consent is required for any disclosure of the existence of the Happy Indian Limited Guaranty by the Guaranteed Party (i) to the extent required by applicable Law, (ii) to the extent that the information is already publicly available other than as a result of a breach of the Happy Indian Limited Guaranty by the Guaranteed Party or any other Person, (iii) pursuant to any litigation relating to the Merger, the Merger Agreement or the transactions contemplated thereby as permitted by or provided in the Merger Agreement or (iv) to the Guaranteed Party’s Representatives and Affiliates who need to know of the existence of the Happy Indian Limited Guaranty and are subject to confidentiality obligations.

10

17.          MISCELLANEOUS

17.1        The Happy Indian Limited Guaranty, together with the Merger Agreement (including any schedules, exhibits and annexes hereto), the Company Disclosure Schedule and the Promissory Note, contains the entire agreement with respect to the subject matter hereof and supersedes all prior discussions, negotiations, proposals, understandings, agreements and undertakings, whether written or oral, among Happy Indian or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and Happy Indian in writing.

17.2        The descriptive headings contained in the Happy Indian Limited Guaranty are for reference purposes only and shall not affect in any way the meaning or interpretation of the Happy Indian Limited Guaranty.

17.3        All parties acknowledge that each party and its counsel have reviewed the Happy Indian Limited Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Happy Indian Limited Guaranty.

[The remainder of this page is left blank intentionally]

11

IN WITNESS WHEREOF, the Guaranteed Party has caused the Happy Indian Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

CHINA MASS MEDIA CORP.

/s/ Liping He
Name: Liping He
Title: Director

12

IN WITNESS WHEREOF, Happy Indian has executed and delivered the Happy Indian Limited Guaranty as of the date first written above.

HAPPY INDIAN OCEAN LIMITED

/s/ RTC Administrators Ltd.
Name: RTC Administrators Ltd.
Title: Corporate Director

13

Exhibit (c)-(2)

Confidential Information

Project Phoenix

Confidential Discussion Materials

August 6, 2012

Guides for the Journey.® | PiperJaffray.

Confidential Information Confidential Discussion Materials Project Phoenix August 6, 2012

Confidential Information Disclaimer 1 This document is provided to the special committee of the board of directors (the “Special Committee”) of China Mass Media Corp . (the “Company”) by Piper Jaffray in connection with the Special Committee’s evaluation of the potential transaction described herein . This document and its contents have been prepared on a confidential basis as an aid to an oral presentation to the Special Committee . The analysis in this document does not include a review of any alternative transaction or opportunity that might be available to the Company, does not address the relative merits of the transaction described herein as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the transaction described herein . These materials are solely for the use of the Special Committee during such presentation and may not be used for any other purpose without Piper Jaffray’s written consent . This document remains the property of Piper Jaffray at all times . The information contained in this document was based solely from publicly available information or information furnished to Piper Jaffray by management of the Company . Piper Jaffray has relied, without independent investigation or verification, on the accuracy, completeness and fair presentation of all such information, and the analyses contained herein are conditioned upon such information (whether written or oral) being accurate, complete and fairly presented in all respects . Piper Jaffray makes no representation or warranty and accepts no responsibility or liability for the accuracy, completeness or fair presentation of such information . Such information is presented as of the date and, if applicable, time indicated and Piper Jaffray does not accept any responsibility for updating any such information . Any simulations, projections, valuations and statistical analyses contained herein have been provided to assist the recipient in the evaluation of the matters described herein ; such simulations, projections, valuations and analyses may be based on subjective assessments and assumptions and may utilize one among alternative methodologies that produce differing results ; accordingly, such simulations, projections, valuations and statistical analyses are not to be viewed as facts and should not be relied upon as necessarily predictive of actual future events . No representation or warranty is given as to any of the simulations or analyses, or as to the achievement or reasonableness of any future projections or estimates, contained in this document . Piper Jaffray and its affiliates, officers, directors, employees and agents may from time to time hold long or short positions in, buy or sell (on a principal basis or otherwise), or act as market maker in any securities, futures or other financial instruments or products related to matters discussed herein and may make trading decisions that are different from or contrary to any of those which may be discussed . Piper Jaffray is not an adviser as to legal, taxation, accounting or regulatory matters in any jurisdiction, and is not providing any advice as to any such matter to the recipient . The Special Committee should consult its own independent advisors with respect to such matters .

Confidential Information

Table of Contents

GUIDES FOR THE JOURNEY.® | PiperJaffray.

Confidential Information Table of Contents Section I Transaction Overview Section II Phoenix Overview Section III Valuation Summary Appendix Supplemental Financial Information

Confidential Information

Section I

Transaction Overview

GUIDES FOR THE JOURNEY.® PiperJaffray.

Confidential Information Section I Transaction Overview

Confidential Information Transaction Background 4 The Offeror • Mr . Shengcheng Wang, the Chairman and Chief Executive Officer of Phoenix (the “Offeror”) intends to acquire all the outstanding shares and options of Phoenix, except those shares and options beneficially owned by him (the “Transaction”) • The Offeror currently owns 72 . 6 % of all outstanding shares on a fully diluted basis Offer Price and Financing • Offer price of US $ 0 . 0167 per share or US $ 5 . 00 per ADS in cash (each ADS represents 300 shares), other than (i) shares beneficially owned by the Offeror or any person/entity controlled by the Offeror ; (ii) shares owned by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent pursuant to the Companies Laws of Cayman Islands • Each option will be canceled i n exchange for a cash payment equal to the excess of US $ 0 . 0167 over the exercise price per option of US $ 0 . 001 • Consideration for the Transaction is to be financed by the Offeror’s own funds Conditions to Closing • Shareholder vote of at least two - thirds of shares present and voting to approve the Transaction

Confidential Information

Transaction Summary

	Pre-offer price May 3, 2012	Last price August 3, 2012	Offer price
Price per ADS (US$)	2.50	3.82	5.00
Number of shares	751,697,920	751,697,920	751,697,920
Number of ADSs[1]	2,505,660	2,505,660	2,505,660
Number of options[2]	26,633,450	26,633,450	26,633,450
Number of options (in term of ADS)	88,778	88,778	88,778
Total number of shares (fully diluted)[3]	775,135,356	776,239,738	776,733,363
Total number of ADSs (fully diluted)[3]	2,583,785	2,587,466	2,589,111
(US$'000)			
Implied equity value of Phoenix	6,459	9,884	12,946
Less: Net cash[4]	11,111	11,111	11,111
Implied enterprise value of Phoenix	(4,652)	(1,227)	1,834

	Net revenue	EBITDA	Net income
	US$'000	US$'000	US$'000
2013E[5]	12,313	(3,932)	(4,617)
2012E[5]	26,161	(4,487)	(5,100)
LTM[6]	31,955	4,075	(741)
	EV/Revenue multiple based on		
	Pre-offer price	Last price	Offer price
2013E	NM	NM	0.15x
2012E	NM	NM	0.07x
LTM	NM	NM	0.06x

Offer price as a discount to NAV per ADS as of	
March 31, 2012[7]	December 31, 2012[3]
(41.6%)	(32.1%)

	Amount (US$'000)	Per ADS (US$)
2011 dividend[8]	57,500	23.00

	At pricing (US$)	After ADS ratio adjustment (US$)[9]
IPO price	6.80	68.00

Guides for the Journey® | PiperJaffray 5

Confidential Information Pre-offer price May 3, 2012 Last price August 3, 2012 Offer price Net revenue EBITDA Net income Price per ADS (US$) 2.50 3.82 5.00 US$'000 US$'000 US$'000 2013E 12,313 (3,932) (4,617) 2012E 26,161 (4,487) (5,100) Number of shares 751,697,920 751,697,920 751,697,920 LTM 31,955 4,075 (741) Number of ADSs 2,505,660 2,505,660 2,505,660 EV/Revenue multiple based on Pre-offer price Last price Offer price Number of options 26,633,450 26,633,450 26,633,450 2013E NM NM 0.15x 2012E NM NM 0.07x LTM NM NM 0.06x Number of options (in term of ADS) 88,778 88,778 88,778 Offer price as a discount to NAV per ADS as of March 31, 2012 December 31, 2012 Total number of shares (fully diluted) 775,135,356 776,239,738 776,733,363 (41.6%) (32.1%) Total number of ADSs (fully diluted) 2,583,785 2,587,466 2,589,111 Amount (US$'000) Per ADS (US$) (US$'000) 2011 dividend 57,500 23.00 Implied equity value of Phoenix 6,459 9,884 12,946 Less: Net cash 11,111 11,111 11,111 At pricing (US$) After ADS ratio adjustment (US$) Implied enterprise value of Phoenix (4,652) (1,227) 1,834 IPO price 6.80 68.00 Transaction Summary 5 1. 1 ADS equals 300 shares 2. Phoenix’s 20 - F filing released on April 30, 2012 / Option exercise price is US$0.001 per option 3. Fully diluted number of shares and ADSs is calculated using treasury stock method 4. Projected net cash as of June 30, 2012 was provided by Phoenix management on July 25, 2012 5. Financial projections were provided by Phoenix management on June 25, 2012 6. LTM financials refer to the period covering the quarter ended March 31, 2012 (provided by Phoenix management) plus 9 months e nde d December 31, 2011 (sourced from Phoenix filings) 7. Book NAV as of March 31, 2012 was provided by Phoenix management on May 18, 2012 8. Phoenix declared cash dividends of US$57.5 million (US$23.00 per ADS) on October 28, 2011 9. The IPO of Phoenix was priced at US$6.80 per ADS and Phoenix commenced trading on NYSE Arca on August 4, 2008. On October 28, 20 11, Phoenix announced the change of ADS ratio from 1 ADS equaling 30 shares to 1 ADS equaling 300 shares 1 2 3 4 3 5 6 8 5 5 7 9

Confidential Information

Section II

Phoenix Overview

GUIDES FOR THE JOURNEY.® | PiperJaffray.

Confidential Information Phoenix Overview Section II

Confidential Information

Recent Financial Trends

Net Revenue by Quarter

US$ m
24
18
12
6
0
19.3
10.1
10.9
11.4
21.9
9.4
11.8
17.2
8.4
8.6
8.4
11.5
8.0
8.2
9.2
8.3
6.2
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11
Q1 12

Net Income / (Loss) by Quarter

US$ m
12
8
4
0
-4
9.4
1.6
2.6
2.5
8.7
(1.3)[1]
0.6
4.7
1.5
0.7
1.0
2.9
1.3
1.8
2.2
(2.9)
(1.8)
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11
Q1 12

GUIDES FOR THE JOURNEY® PiperJaffray. 7

Confidential Information Recent Financial Trends 7 Net Revenue by Quarter Net Income / (Loss) by Quarter Source: Phoenix's SEC filings for the periods ended December 31, 2011 and management accounts for the quarter ended March 31, 20 12 1. Loss making in 2009 Q2 was mainly because CCTV raised the CCTV - 4 airtime charge rate, citing higher viewer number, at the beginn ing of 2009, but Phoenix was not able to pass on this rate increase to its clients 1

Confidential Information

Recent Financial Trends (Cont'd)

Net Revenue by Year

US$ m
80
60
40
20
0
51.7
60.3
36.9
33.7
2008
2009
2010
2011

Net Income by Year

US$ m
20
15
10
5
0
16.2
12.7
6.0
2.4
2008
2009
2010
2011

Source: Phoenix's SEC filings

Guides for the Journey® | PiperJaffray. 8

Confidential Information Recent Financial Trends (Cont’d) 8 Net Revenue by Year Net Income by Year Source: Phoenix's SEC filings

Confidential Information Trading Metrics Since IPO 9 Relative Price Chart – 1 Year Relative Price Chart – Since IPO of Phoenix (August 4, 2008) Source: Bloomberg as of August 3, 2012 1. Phoenix declared cash dividends of US$57.5 million (US$23.00 per ADS) on October 28, 2011 and the first ex - dividend day is Decem ber 27, 2011 (100.0%) (60.0%) (20.0%) 20.0% 60.0% 100.0% 8/4/2011 9/4/2011 10/4/2011 11/4/2011 12/4/2011 1/4/2012 2/4/2012 3/4/2012 4/4/2012 5/4/2012 6/4/2012 7/4/2012 Phoenix S&P Nasdaq 8/3/2012 (100.0%) (60.0%) (20.0%) 20.0% 60.0% 100.0% 8/4/2008 12/4/2008 4/4/2009 8/4/2009 12/4/2009 4/4/2010 8/4/2010 12/4/2010 4/4/2011 8/4/2011 12/4/2011 4/4/2012 Phoenix S&P Nasdaq 8/3/2012

Confidential Information

Trading Metrics (Latest Twelve Months)

Price Metrics (Close Prices)

Price / ADS (US$)[1]
30.00
24.00
18.00
12.00
6.00
0.00
3.82
3.81
3.80
3.81
24.70
1.65
Current
30 Day Average
60 Day Average
90 Day Average
52-Week High[2]
52-Week Low[2]

Volume Metrics (Daily Average ADSs Traded)

('000)
15
12
9
6
3
0
0.8
2.4
2.1
2.8
6.6
14.7
5 Day Average
30 Day Average
60 Day Average
90 Day Average
180 Day Average
52-Week average

% of Volume Traded in ADS Price Range

60%
50%
40%
30%
20%
10%
0%
30.6%
53.8%
2.0%
0.1%
3.0%
10.6%
$0-4.49
$4.50-8.99
$9.00-13.49
$13.50-17.99
$18.00-22.49
$22.50-26.99

Source: Bloomberg as of August 3, 2012

Guides for the Journey.® | PiperJaffray. 10

Confidential Information Trading Metrics (Latest Twelve Months) Price Metrics (Close Prices) Volume Metrics (Daily Average ADSs Traded) % of Volume Traded in ADS Price Range Source : Bloomberg as of August 3 , 2012 1. The ADS price has been adjusted for the change in ADS ratio from 1 ADS equaling 30 shares to 1 ADS equaling 300 shares 2. The 52 - week high and 52 - week low were reported on November 11 , 2011 and April 12 , 2012 , respectively Price / ADS (US$) 10 (‘000) 2 2 1

Confidential Information Ownership Summary 11 Holder Current no. of issued shares Underlying shares upon exercise of options Total n o. of shares upon exercise of options Shengcheng Wang ( Chairman and CEO) 550,000,000 73.17% 14,676,747 564,676,747 72.55% Other directors and senior management - - 11,956,703 11,956,703 1.54% Sub - total 550,000,000 73.17% 26,633,450 576,633,450 74.09% Institutional holdings − Fidelity 1,065,900 0.14% - 1,065,900 0.14% − Handelsbanken 510,300 0.07% - 510,300 0.06% Sub - total 1,576,200 0.21% - 1,576,200 0.20% Public holdings 200,121,720 26.62% - 200,121,720 25.71% Total 751,697,920 100.0% 26,633,450 778,331,370 100.0% Source: Phoenix 20 - F filing released on April 30, 2012 and Bloomberg as of August 3, 2012

Confidential Information

Section III - A

Valuation Summary

GUIDES FOR THE JOURNEY. | PiperJaffray.

Confidential Information Valuation Summary Section III - A

Confidential Information

Transaction Summary

	Pre-offer price May 3, 2012	Last price August 3, 2012	Offer price
Price per ADS (US$)	2.50	3.82	5.00
Number of shares	751,697,920	751,697,920	751,697,920
Number of ADSs[1]	2,505,660	2,505,660	2,505,660
Number of options[2]	26,633,450	26,633,450	26,633,450
Number of options (in term of ADS)	88,778	88,778	88,778
Total number of shares (fully diluted)[3]	775,135,356	776,239,738	776,733,363
Total number of ADSs (fully diluted)[3]	2,583,785	2,587,466	2,589,111
(US$'000)			
Implied equity value of Phoenix	6,459	9,884	12,946
Less: Net cash[4]	11,111	11,111	11,111
Implied enterprise value of Phoenix	(4,652)	(1,227)	1,834

	Net revenue	EBITDA	Net income
	US$'000	US$'000	US$'000
2013E[5]	12,313	(3,932)	(4,617)
2012E[5]	26,161	(4,487)	(5,100)
LTM[6]	31,955	4,075	(741)

Offer price as a discount to NAV per ADS as of	
March 31, 2012[7]	December 31, 2012[3]
(41.6%)	(32.1%)

	Amount (US$'000)	Per ADS (US$)
2011 dividend[8]	57,500	23.00

	At pricing (US$)	After ADS ratio adjustment (US$)[9]
IPO price	6.80	68.00

Guides for the Journey® | PiperJaffray 13

Confidential Information Pre-offer price May 3, 2012 Last price August 3, 2012 Offer price Net revenue EBITDA Net income Price per ADS (US$) 2.50 3.82 5.00 US$'000 US$'000 US$'000 2013E 12,313 (3,932) (4,617) 2012E 26,161 (4,487) (5,100) Number of shares 751,697,920 751,697,920 751,697,920 LTM 31,955 4,075 (741) Number of ADSs 2,505,660 2,505,660 2,505,660 EV/Revenue multiple based on Pre-offer price Last price Offer price Number of options 26,633,450 26,633,450 26,633,450 2013E NM NM 0.15x 2012E NM NM 0.07x LTM NM NM 0.06x Number of options (in term of ADS) 88,778 88,778 88,778 Offer price as a discount to NAV per ADS as of March 31, 2012 December 31, 2012 Total number of shares (fully diluted) 775,135,356 776,239,738 776,733,363 (41.6%) (32.1%) Total number of ADSs (fully diluted) 2,583,785 2,587,466 2,589,111 Amount (US$'000) Per ADS (US$) (US$'000) 2011 dividend 57,500 23.00 Implied equity value of Phoenix 6,459 9,884 12,946 Less: Net cash 11,111 11,111 11,111 At pricing (US$) After ADS ratio adjustment (US$) Implied enterprise value of Phoenix (4,652) (1,227) 1,834 IPO price 6.80 68.00 Transaction Summary 13 1. 1 ADS equals 300 shares 2. Phoenix’s 20 - F filing released on April 30, 2012 / Option exercise price is US$0.001 per option 3. Fully diluted number of shares and ADSs is calculated using treasury stock method 4. Projected net cash as of June 30, 2012 was provided by Phoenix management on July 25, 2012 5. Financial projections were provided by Phoenix management on June 25, 2012 6. LTM financials refer to the period covering the quarter ended March 31, 2012 (provided by Phoenix management) plus 9 months e nde d December 31, 2011 (sourced from Phoenix filings) 7. Book NAV as of March 31, 2012 was provided by Phoenix management on May 18, 2012 8. Phoenix declared cash dividends of US$57.5 million (US$23.00 per ADS) on October 28, 2011 9. The IPO of Phoenix was priced at US$6.80 per ADS and Phoenix commenced trading on NYSE Arca on August 4, 2008. On October 28, 20 11, Phoenix announced the change of ADS ratio from 1 ADS equaling 30 shares to 1 ADS equaling 300 shares 1 2 3 4 3 5 6 8 5 5 7 9

Confidential Information Transaction Summary (Cont’d) 14 Source: Bloomberg as of May 4, 2012 Transaction Premium Analysis Offer date May 4, 2012 Offer price per ADS $5.00 Price per ADS Date Premium to Spot price 1-day $2.50 May 3, 2012 100.0% 7-day $2.80 Apr 27, 2012 78.6% 30-day $1.92 Apr 4, 2012 160.4% 90-day $4.03 Feb 3, 2012 24.1%

Confidential Information Summary of Analysis 15 • Chinese media advertising companies listed either in the United States or Hong Kong Comparable Companies Analysis • Go - private transactions of U.S. listed Chinese companies announced between January 1, 2010 and August 3, 2012 Comparable Transactions Analysis • The discounted cash flow analysis is performed to calculate the theoretical enterprise value and equity value of Phoenix base d o n the net present value of – Phoenix’s projected free cash flows for the 5 years ending December 31, 2016; – The terminal value of Phoenix at the end of 2016 DCF Analysis Analysis based on the following selection criteria In conducting analysis, Piper Jaffray has not performed any appraisal of any specific assets or liabilities (fixed, contingen t o r other) of Phoenix. With the exception of the indicative liquidation analysis, the analyses performed by Piper Jaffray assume Phoenix is a going - concern • Go - private transactions of U.S. listed Chinese companies announced between January 1, 2010 and August 3, 2012 Premiums Paid Analysis • Reflects the net distributable assets, net of liquidation related costs and Phoenix’s liabilities Indicative Liquidation Analysis

Confidential Information

Valuation Summary

Comparable Companies
Comparable Transactions
Premium Paid
DCF
Indicative Liquidation Analysis
(US$ per ADS)
$20.00
$15.00
$10.00
$5.00
$0.00
13.07
5.38
17.00
0.96
16.17
2.08
4.17
2.61
5.09
3.27
3.22
2.05
13.47
4.33
3.49
2.45
4.16
Offer Price to Phoenix: US$5.00 per ADS
2013E EV / Revenue
Premium / (Discount) to Latest NAV
Premium / (Discount) to NAV
Premium over 1-Day Trading Price
Premium over 7-Day Trading Price
Premium over 30-Day Trading Price
Premium over 90-Day Trading Price
DCF Equity Value per ADS
Indicative Liquidation Analysis

				Spot price					
	2013E Net revenue	NAV	NAV	1-Day	7-Day	30-Day	90-Day	DCF	Indicative Liquidation Analysis[5]
Phoenix's metrics (Per ADS)[1]	$4.76	$8.56[3]	$8.56[3]	$2.50	$2.80	$1.92	$4.03	$2.86[4]	$4.16

Guides for the Journey® PiperJaffray 16

Confidential Information Spot price 2013E Net revenue NAV NAV 1-Day 7-Day 30-Day 90-Day DCF Phoenix's metrics (Per ADS) $4.76 $8.56 $8.56 $2.50 $2.80 $1.92 $4.03 $2.86 $4.16 Comparable Companies Comparable Transactions Premium Paid DCF 2013E EV / Revenue Premium / (Discount) to Latest NAV Premium / (Discount) to NAV 1-Day 7-Day 30-Day 90-Day Equity Value per ADS Max 1.85x 98.5% 88.8% 67.0% 81.8% 67.9% 234.1% $3.49 NA Median 0.26x (13.9%) (14.8%) 22.8% 33.9% 32.7% 37.5% NA NA Min 0.23x (88.8%) (75.7%) 4.4% 16.9% 6.7% 7.4% $2.45 NA Indicative Liquidation Analysis Indicative Liquidation Analysis Valuation Summary 16 Comparable Companies Comparable Transactions DCF (US$ per ADS) Offer Price to Phoenix: US$5.00 per ADS 1. The number of ADSs of Phoenix is on fully diluted basis, which is calculated using treasury stock method 2. Cash per ADS as of June 30, 2012 is US$4.29, which was provided by Phoenix management on July 25, 2012 3. Book NAV as of March 31, 2012, which was provided by the management on May 18, 2012 4. Based on discount rate of 19.5% and long term growth rate of 3.0% 5. Reflects the net distributable assets, net of liquidation related costs and Phoenix’s liabilities 6. Based on discount rate of 17.5% and long term growth rate of 4.0% 7. Based on discount rate of 21.5% and long term growth rate of 2.0% 1 4 6 7 2 Premium Paid Indicative Liquidation Analysis 5 3 3

Confidential Information Pre offer price May 3, 2012 Last price August 3, 2012 Offer price Selected Companies $2.50 $3.82 $5.00 Max 3rd Quartile Mean Median 1st Quartile Min Enterprise value / 2013E Revenue NM NM 0.15x 1.85x 1.05x 0.78x 0.26x 0.24x 0.23x Premium / (Discount) to latest NAV (70.9%) (55.4%) (41.6%) 98.5% 32.6% (5.9%) (13.9%) (58.1%) (88.8%) Valuation Summary – Comparable Companies 17 Source: Financial information/projections of comparable companies were based on Bloomberg and Capital IQ as of August 3, 2012 Note: Net income and EBITDA multiples were not included in the above analysis because Phoenix reported net loss for the 12 month s ended March 31, 2012 (LTM 2012) and expected loss making in 2012 and 2013 1. Financial projections were provided by Phoenix management on June 25, 2012 2. Comparable companies are based on market cap compared to book NAV as of March 31, 2012 (Focus Media, Charm Communications, Ai rMe dia, VisionChina) and December 31, 2011 (SinoMedia) and Phoenix is based on the implied equity value compared to book NAV as of March 31, 2012 1 2

Confidential Information Pre-offer price May 3, 2012 Last price August 3, 2012 Offer price Comparable Transactions $2.50 $3.82 $5.00 Max 3rd Quartile Mean Median 1st Quartile Min Premium / (discount) to NAV (70.9%) (55.4%) (41.6%) 88.8% 38.5% (3.6%) (14.8%) (35.5%) (75.7%) Valuation Summary – Comparable Transactions 18 Source: Financial information of comparable transactions were based on Bloomberg and Capital IQ as of August 3, 2012 Note: Net income and EBITDA multiples were not included in the above analysis because Phoenix reported net loss for the 12 month s ended March 31, 2012 (LTM 2012) and expected loss making in 2012 and 2013 1. Comparable companies are based on market cap compared to book NAV which was reported immediately prior to the announcement da te and Phoenix is based on the implied equity value compared to book NAV as of March 31, 2012 1

Confidential Information Valuation Summary – Premiums Paid 19 Source: SEC filings and Bloomberg as of August 3, 2012 Phoenix's ADS Phoenix's Premium Premiums Paid Analysis price on ADS price to spot price Max 3rd Quartile Mean Median 1st Quartile Min Premium to 1-day spot price May 3, 2012 $2.50 100.0% 67.0% 31.7% 28.3% 22.8% 17.1% 4.4% Premium to 7-day spot price Apr 27, 2012 $2.80 78.6% 81.8% 45.7% 37.3% 33.9% 25.3% 16.9% Premium to 30-day spot price Apr 4, 2012 $1.92 160.4% 67.9% 45.5% 34.7% 32.7% 20.2% 6.7% Premium to 90-day spot price Feb 3, 2012 $4.03 24.1% 234.1% 45.4% 47.5% 37.5% 23.9% 7.4%

Confidential Information US$'000 Projected Financials Fiscal Year Ending December 31 2012 2013 2014 2015 2016 Net revenue $26,161 $12,313 $4,830 $5,700 $6,783 EBIT (5,172) (4,617) (793) 133 1,324 Less: Tax - - - (33) (331) Plus: Depreciation and Amortization 685 685 685 685 685 Less: Change in working capital (8,528) 7,115 (706) 85 106 Less: Fixed capital investments (159) (32) (32) (32) (32) Free cash flows (13,174) 3,151 (847) 837 1,752 Terminal value of future cash flow - - - - 10,586 Discount factor 0.91 0.77 0.64 0.54 0.45 Discounted cash flow (12,049) 2,411 (542) 448 784 Net Present Value Calculation NPV of free cash flow (8,947) NPV of terminal value 4,740 NPV of taxes shielded by NOL 512 Enterprise value (3,694) Net Cash as of June 30, 2012 11,111 Equity Value of Phoenix 7,417 Number of ADSs outstanding ('000) 2,589 Equity Value per ADS (US$) $2.86 Valuation Summary – Discounted Cash Flow Analysis 20 1. Financial projections were provided by Phoenix management on June 25, 2012 2. The discounted cash flow model used a discount rate of 19.5% based on WACC calculation 3. Long term growth rate from 2016 onwards is assumed at 3.0% 4. Assumes net revenue growth and EBIT margin for 2017 – 2019 remain the same as those in 2016 5. The projected net cash of US$11.1 million as of June 30, 2012 was provided by Phoenix management on July 25, 2012 6. The number of ADSs is on fully diluted basis, which is calculated using treasury stock method 1 2 3 4 6 5

Confidential Information

Section III - B

Comparable Companies Analysis

GUIDES FOR THE JOURNEY® | PiperJaffray

Confidential Information Comparable Companies Analysis Section III - B

Confidential Information Comparable Companies Analysis 22 Overview Piper Jaffray has reviewed and compared publicly available historical financial information, financial projections and stock market information for Phoenix and selected publicly traded companies Selection Criteria Selection criteria for comparable publicly traded company: Chinese media advertising companies listed either in the United States or Hong Kong Selected Companies US - listed/HK - listed PRC media companies 1. Focus Media (US) 2. Charm Communications (US) 3. SinoMedia (HK) 4. AirMedia (US) 5. VisionChina (US)

Confidential Information Company 2013E Focus Media 19.83 8.79 32.93 2,563.8 2,197.2 1.85x 98.5% Charm Communications 4.95 4.73 12.69 193.0 63.0 0.26x (13.9%) SinoMedia 0.38 0.23 0.59 214.4 74.4 0.23x 32.6% AirMedia 1.69 1.62 4.01 111.5 NM NM (58.1%) VisionChina 0.29 0.15 2.52 29.6 NM NM (88.8%) Max 1.85x 98.5% 3rd Quartile 1.05x 32.6% Mean 0.78x (5.9%) Median 0.26x (13.9%) 1st Quartile 0.24x (58.1%) Min 0.23x (88.8%) Phoenix At Offer Price @ US$5.00 5.00 1.65 24.70 12.9 1.8 0.15x (41.6%) Premium / (Discount) to Latest NAV Share price (US$) Market Cap (US$m) EV (US$m) 52 Week Low (US$) 52 Week High (US$) EV / Revenue Comparable Companies Analysis (Cont’d) 23 Source: Financial information/projections of comparable companies were based on Bloomberg and Capital IQ as of August 3, 2012 Note: Net income and EBITDA multiples were not included because Phoenix reported net loss for the 12 months ended March 31, 2012 (LTM 2012) and expected loss making in 2012 and 2013 1. Financial projections were provided by Phoenix management on June 25, 2012 2. Comparable companies are based on market cap compared to book NAV as of March 31, 2012 (Focus Media, Charm Communications, Ai rMe dia, VisionChina) and December 31, 2011 (SinoMedia) and Phoenix is based on the implied equity value per ADS compared to book NAV as of March 31, 2012 1 2

Confidential Information

Section III - C

Comparable Transactions Analysis

GUIDES FOR THE JOURNEY.® | PiperJaffray.

Confidential Information Comparable Transactions Analysis Section III - C

Confidential Information Comparable Transactions Analysis Overview The comparable transactions analysis involves a review of go - private transaction involving of U.S. listed Chinese companies Selection Criteria Selection criteria for comparable transaction: Go - private transactions of U.S. listed Chinese companies announced between January 1, 2010 and August 3 , 2012 Selected Companies Go - private transactions involving selected U.S. listed Chinese companies 1. Shengtai Pharmaceutical Inc. 2. Gushan Environmental Energy Ltd 3. China TransInfo Technology Corp 4. Jingwei International Ltd 5. WSP Holdings Ltd. 6. Andatee China Marine Fuel Services Corp 7. China GrenTech Corp. Ltd. 8. Shanda Interactive Entertainment Ltd 9. China Advanced Construction Materials Group, Inc. 10. Tiens Biotech Group USA Inc. 11. China Fire & Security Group, Inc. 12. Funtalk China Holdings Ltd 13. China Security & Surveillance Technology, Inc. 14. Chemspec International Ltd 15. Fushi Copperweld, Inc. 16. Harbin Electric, Inc. 17. Tongjitang Chinese Medicines Co 25

Confidential Information Announcement Date Status Target Acquirer Enterprise value Premium / (Discount) to NAV US$m 18/4/2012 Pending Shengtai Pharmaceutical Inc. Chairman and CEO 86.1 (74.6%) 24/2/2012 Pending Gushan Environmental Energy Ltd Chairman and Principal Executive Officer 41.3 (22.8%) 21/2/2012 Pending China TransInfo Technology Corp Chairman and CEO 129.2 23.9% 6/1/2012 Pending Jingwei International Ltd Chairman and CEO 41.0 (26.1%) 13/12/2011 Pending WSP Holdings Ltd. Private equity 866.3 (75.7%) 23/11/2011 Pending Andatee China Marine Fuel Services Corp CEO and major shareholder 38.0 (27.7%) 14/11/2011 Completed China GrenTech Corp. Ltd. Chairman and CEO 241.7 (70.7%) 17/10/2011 Completed Shanda Interactive Entertainment Ltd Chairman and CEO 1,064.9 76.2% 26/7/2011 Pending China Advanced Construction Materials Group, Inc. Chairman and Vice Chairman 58.2 (37.2%) 27/6/2011 Completed Tiens Biotech Group USA Inc. Chairman and CEO 139.2 (35.5%) 23/5/2011 Completed China Fire & Security Group, Inc. Private equity 226.9 88.8% 25/3/2011 Completed Funtalk China Holdings Ltd Chairman and CEO 482.2 43.6% 8/3/2011 Completed China Security & Surveillance Technology, Inc. Chairman and CEO 817.1 (12.4%) 12/11/2010 Completed Chemspec International Ltd Chairman and CEO 289.9 38.5% 3/11/2010 Pending Fushi Copperweld, Inc. Chairman and CEO, Private equity 201.2 (6.8%) 11/10/2010 Completed Harbin Electric, Inc. Chairman and CEO, Private equity 704.1 72.1% 8/4/2010 Completed Tongjitang Chinese Medicines Co Chairman and CEO 97.1 (14.8%) Max 88.8% 3rd quartile 38.5% Mean (3.6%) Median (14.8%) 1st quartile (35.5%) Min (75.7%) Phoenix At Offer Price @ US$5.00 (41.6%) Comparable Transactions Analysis (Cont’d) 26 1 2 Source: Financial information of comparable companies were based on Bloomberg and Capital IQ as of August 3, 2012 Note: Net income and EBITDA multiples were not included because Phoenix reported net loss for the 12 months ended March 31, 2012 (LTM 2012) and expected loss making in 2012 and 2013 1. The announcement date represents the date when the first offer announcement was made while offer price and enterprise value i s b ased on the latest offer price 2. Comparable companies are based on market cap compared to book NAV which was reported immediately prior to the announcement da te and Phoenix is based on the equity value implied by offer price at US$5.00 per ADS compared to book NAV as of March 31, 2012

Confidential Information

Section III - D

Premium Paid Analysis

Guides for the Journey. | PiperJaffray.

Confidential Information Premium Paid Analysis Section III - D

Confidential Information Premiums Paid Analysis Overview The premiums paid analysis involves a review of offer price in public transactions relative to pre - announcement prices Selection Criteria Selection criteria for comparable transaction: Go - private transactions of U.S. listed Chinese companies announced between January 1, 2010 and August 3, 2012 Selected Companies Go - private transactions involving selected U.S. listed Chinese companies 1. Shengtai Pharmaceutical Inc. 2. Gushan Environmental Energy Ltd 3. China TransInfo Technology Corp 4. Jingwei International Ltd 5. WSP Holdings Ltd. 6. Andatee China Marine Fuel Services Corp 7. China GrenTech Corp. Ltd. 8. Shanda Interactive Entertainment Ltd 9. China Advanced Construction Materials Group, Inc. 10. Tiens Biotech Group USA Inc. 11. China Fire & Security Group, Inc. 12. Funtalk China Holdings Ltd 13. China Security & Surveillance Technology, Inc. 14. Chemspec International Ltd 15. Fushi Copperweld, Inc. 16. Harbin Electric, Inc. 17. Tongjitang Chinese Medicines Co 28

Confidential Information Premium to spot price Announcement Date Status Target Acquirer 1-Day 7-Day 30-Day 90-Day 18/4/2012 Pending Shengtai Pharmaceutical Inc. Chairman and CEO 28.9% 50.0% 26.9% 37.5% 24/2/2012 Pending Gushan Environmental Energy Ltd Chairman and Principal Executive Officer 31.7% 32.8% 20.0% NM 21/2/2012 Pending China TransInfo Technology Corp Chairman and CEO 9.7% 19.5% 20.2% 77.1% 6/1/2012 Pending Jingwei International Ltd Chairman and CEO 64.2% 81.8% 67.9% 37.5% 13/12/2011 Pending WSP Holdings Ltd. Private equity 50.0% 36.4% 44.6% 42.9% 23/11/2011 Pending Andatee China Marine Fuel Services Corp CEO and major shareholder 20.6% 38.0% 50.4% 234.1% 14/11/2011 Completed China GrenTech Corp. Ltd. Chairman and CEO 23.0% 29.1% 55.1% 47.9% 17/10/2011 Completed Shanda Interactive Entertainment Ltd Chairman and CEO 23.5% 27.3% 20.0% 10.9% 26/7/2011 Pending China Advanced Construction Materials Group, Inc. Chairman and Vice Chairman 15.2% 44.3% 47.2% NM 27/6/2011 Completed Tiens Biotech Group USA Inc. Chairman and CEO 67.0% 63.8% 30.2% 26.5% 23/5/2011 Completed China Fire & Security Group, Inc. Private equity 22.8% 24.1% 32.7% 51.8% 25/3/2011 Completed Funtalk China Holdings Ltd Chairman and CEO 17.1% 25.7% 45.5% 34.6% 8/3/2011 Completed China Security & Surveillance Technology, Inc. Chairman and CEO 58.5% 52.2% 35.1% 30.5% 12/11/2010 Completed Chemspec International Ltd Chairman and CEO 4.4% 16.9% 26.6% 7.4% 3/11/2010 Pending Fushi Copperweld, Inc. Chairman and CEO, Private equity 4.4% NM 6.7% 15.4% 11/10/2010 Completed Harbin Electric, Inc. Chairman and CEO, Private equity 20.2% 35.1% 42.1% 37.6% 8/4/2010 Completed Tongjitang Chinese Medicines Co Chairman and CEO 19.0% 20.3% 18.1% 21.3% Max 67.0% 81.8% 67.9% 234.1% 3rd quartile 31.7% 45.7% 45.5% 45.4% Mean 28.3% 37.3% 34.7% 47.5% Median 22.8% 33.9% 32.7% 37.5% 1st quartile 17.1% 25.3% 20.2% 23.9% Min 4.4% 16.9% 6.7% 7.4% Phoenix At Offer Price @ US$5.00 100.0% 78.6% 160.4% 24.1% Premiums Paid Analysis (Cont’d) Source: SEC filings and Bloomberg as of August 3, 2012 1. Fushi Copperweld first announced the go - private proposal with an offer price of US$11.50 per share on November 3, 2010 but subse quently revised downward to US$9.50 per share on December 28, 2011 1 29

Confidential Information

Section III - E

Discounted Cash Flow Analysis

Guides for the Journey® | PiperJaffray

Confidential Information Discounted Cash Flow Analysis Section III - E

Confidential Information Discounted Cash Flow Analysis 31 Overview • The discounted cash flow analysis is performed to calculate the theoretical enterprise value and equity value of Phoenix based on the net present value of: – Phoenix’s projected free cash flows for the 5 years ending December 31, 2016 – The terminal value of Phoenix at the end of 2016 Key Assumptions • Future free cash flows are discounted back to June 30, 2012 • Discount rate is based on WACC calculation • Assume a long term growth rate of 3.0%

Confidential Information Discounted Cash Flow Analysis (Cont’d) 32 US$'000 Projected Financials Fiscal Year Ending December 31 2012 2013 2014 2015 2016 Net revenue $26,161 $12,313 $4,830 $5,700 $6,783 EBIT (5,172) (4,617) (793) 133 1,324 Less: Tax - - - (33) (331) Plus: Depreciation and Amortization 685 685 685 685 685 Less: Change in working capital (8,528) 7,115 (706) 85 106 Less: Fixed capital investments (159) (32) (32) (32) (32) Free cash flows (13,174) 3,151 (847) 837 1,752 Terminal value of future cash flow - - - - 10,586 Discount factor 0.91 0.77 0.64 0.54 0.45 Discounted cash flow (12,049) 2,411 (542) 448 784 Net Present Value Calculation NPV of free cash flow (8,947) NPV of terminal value 4,740 NPV of taxes shielded by NOL 512 Enterprise value (3,694) Net Cash as of June 30, 2012 11,111 Equity Value of Phoenix 7,417 Number of ADSs outstanding ('000) 2,589 Equity Value per ADS (US$) $2.86 1. Financial projections were provided by Phoenix management on June 25, 2012 2. The discounted cash flow model used a discount rate of 19.5% based on WACC calculation 3. Long term growth rate from 2016 onwards is assumed at 3.0% 4. Assumes net revenue growth and EBIT margin for 2017 – 2019 remain the same as those in 2016 5. The projected net cash of US$11.1 million as of June 30, 2012 was provided by Phoenix management on July 25, 2012 6. The number of ADSs is on fully diluted basis, which is calculated using treasury stock method 1 2 3 4 6 5

Confidential Information Discounted Cash Flow Analysis (Cont’d) 33 Enterprise value (US$'000) Discount Rate ##### 17.5% 18.5% 19.5% 20.5% 21.5% 2.0% ($2,887) ($3,450) ($3,965) ($4,376) ($4,759) 2.5% (2,704) (3,296) (3,834) (4,262) (4,660) 3.0% (2,509) (3,131) (3,694) (4,142) (4,557) 3.5% (2,301) (2,956) (3,547) (4,015) (4,447) 4.0% (2,076) (2,768) (3,390) (3,880) (4,331) Growth rate Equity value (US$'000) Discount Rate ##### 17.5% 18.5% 19.5% 20.5% 21.5% 2.0% $8,225 $7,661 $7,146 $6,735 $6,352 2.5% 8,407 7,815 7,278 6,849 6,451 3.0% 8,602 7,980 7,417 6,969 6,554 3.5% 8,811 8,155 7,564 7,096 6,664 4.0% 9,035 8,343 7,722 7,231 6,780 Growth rate Discount Rate ##### 17.5% 18.5% 19.5% 20.5% 21.5% 2.0% $3.18 $2.96 $2.76 $2.60 $2.45 2.5% 3.25 3.02 2.81 2.65 2.49 3.0% 3.32 3.08 2.86 2.69 2.53 3.5% 3.40 3.15 2.92 2.74 2.57 4.0% 3.49 3.22 2.98 2.79 2.62 Equity value per ADS (US$) Growth rate

Confidential Information US$'000 Projected Financials 2012 2013 2014 2015 2016 2017 2018 2019 Net revenue $26,161 $12,313 $4,830 $5,700 $6,783 $8,071 $9,605 $11,430 EBIT (5,172) (4,617) (793) 133 1,324 1,575 1,875 2,231 Income before tax (5,100) (4,617) (793) 133 1,324 1,575 1,875 2,231 NOL Calculation Beginning NOL - 5,100 9,717 10,510 10,378 9,054 5,410 793 NOL increase 5,100 4,617 793 - - - - - NOL usage - - - (133) (1,324) (1,575) (1,875) (793) NOL expiration - - - - - (2,069) (2,742) - Ending NOL 5,100 9,717 10,510 10,378 9,054 5,410 793 0 Taxes shielded (@25% tax rate) - - - 33 331 394 469 198 Present value of taxes shielded - - - 18 148 148 147 52 NPV of taxes shielded by NOL $512 Analysis of Net Present Value of Net Operating Loss Carry - forward (NOL) 34 1. Financial projections for the 5 years ending December 31, 2016 were provided by Phoenix management on June 25, 2012 2. Financial projections for the 3 years ending December 31, 2019 assume net revenue growth and EBIT margin remain the same as t hos e in 2016 3. NOL is only allowed to carry forward for 5 years in China 4. The standard corporate income tax rate in China 1 1 1 1 1 2 2 2 4 3

Confidential Information

Section III - F

Indicative Liquidation Analysis

GUIDES FOR THE JOURNEY. | PiperJaffray.

Confidential Information Indicative Liquidation Analysis Section III - F

Confidential Information Indicative Liquidation Analysis 36 Overview • Indicative liquidation analysis reflects the net distributable assets, net of liquidation related costs and Phoenix’s liabilities • The analysis is based on the balance sheet projections as of December 31, 2012 provided by Phoenix management on June 25, 2012

Confidential Information

Indicative Liquidation Analysis (Cont'd)

US$'000	Recovery rate [2]	Adjustment [1]	As of December 31, 2012 [1] Book value	Fair value [2]
Assets				
Current assets:				
Cash and cash equivalents	100%		6,757	6,757
Account receivable, net	100%		949	949
			$7,706	$7,706
Prepaid expenses and other current assets				
Bidding and agency deposit to CCTV	100%		1,532	1,532
Payment for advertising time slots	NA	(7,865) [3]	7,865	-
Capitalized project cost	0%		1,117	-
			$10,513	$1,532
Total current assets			**$18,219**	**$9,238**
Property and equipment, gross:				
Office equipment	10%		744	74
Vehicles	50%		1,840	920
Office properties	NA		8,359	9,787 [3]
			$10,943	$10,782
Less: accumulated depreciation			(2,379)	-
Property and equipment, net of depreciation			**$8,565**	**$10,782**
Total assets available for distribution			**$26,784**	**$20,020**

	As of December 31, 2012 [1] Book value	Fair value [2]
Liquidation costs [4]		
Legal fees	(600)	(600)
Auditor fees	(500)	(500)
Appraisal fees	(20)	(20)
Severance payment upon liquidation	(302)	(302)
Other fees	(100)	(100)
	($1,522)	($1,522)
Total assets after liquidation costs for distribution	**$25,262**	**$18,498**
Current liabilities		
Customer advances	(3,345)	(3,345)
Accrued expenses and other current liabilities	(2,959)	(2,959)
Amount due to related parties	(1,411)	(1,411)
	($7,716)	($7,716)
Total liabilities	**($7,716)**	**($7,716)**
Net distributable assets	**$17,546**	**$10,782**
Net distributable assets per ADS (US$)	**$6.78**	**$4.16**

Guides for the Journey® | PiperJaffray. 37

Confidential Information US$'000 As of December 31, 2012 As of December 31, 2012 Recovery rate Adjustment Book value Fair value Book value Fair value Assets Liquidation costs Current assets: Legal fees (600) (600) Cash and cash equivalents 100% 6,757 6,757 Auditor fees (500) (500) Account receivable, net 100% 949 949 Appraisal fees (20) (20) $7,706 $7,706 Severance payment upon liquidation (302) (302) Prepaid expenses and other current assets Other fees (100) (100) Bidding and agency deposit to CCTV 100% 1,532 1,532 ($1,522) ($1,522) Payment for advertising time slots NA (7,865) 7,865 - Capitalized project cost 0% 1,117 - Total assets after liquidation costs for distribution $25,262 $18,498 $10,513 $1,532 Current liabilities Total current assets $18,219 $9,238 Customer advances (3,345) (3,345) Accrued expenses and other current liabilities (2,959) (2,959) Property and equipment, gross: Amount due to related parties (1,411) (1,411) Office equipment 10% 744 74 ($7,716) ($7,716) Vehicles 50% 1,840 920 Office properties NA 8,359 9,787 $10,943 $10,782 Total liabilities ($7,716) ($7,716) Less: accumulated depreciation (2,379) - Net distributable assets $17,546 $10,782 Property and equipment, net of depreciation $8,565 $10,782 Net distributable assets per ADS (US$) $6.78 $4.16 Total assets available for distribution $26,784 $20,020 Indicative Liquidation Analysis (Cont’d) 37 1. Financial projections as of December 31, 2012 were provided by Phoenix management on June 25, 2012 2. Fair value assessments were provided by Phoenix management on June 25, 2012 3. Per Phoenix’s 20 - F filing released on April 30, 2012 , there was RMB49.5 million non - refundable prepayment for CCTV - 8 advertisin g timeslots 4. Liquidation costs were provided by Phoenix management on May 18, 2012 1 1 3 4 3 2 2 2 2

Confidential Information

Appendix

Supplemental Financial Information

GUIDES FOR THE JOURNEY® | PiperJaffray®

Confidential Information Supplemental Financial Information Appendix

Confidential Information Income Statement Source: Phoenix’s SEC filings for the 3 years ended December 31, 2011 and the quarter ended March 31, 2011 Financial projections were provided by Phoenix management on June 25, 2012 Financial information for the quarter ended March 31, 2012 was provided by Phoenix management on May 18, 2012 39 US$ For the year ended / ending December 31 For the quarter ended March 31 2009 2010 2011 2012E 2013E 2014E 2015E 2016E 2011 2012 Revenue Advertising agency services 58,201,763 33,681,587 29,444,361 22,876,206 8,112,704 0 0 0 8,125,981 5,521,230 Special event services 0 0 2,329,176 0 0 0 0 0 0 0 Advertisement production and sponsorship services4,439,654 5,174,508 4,047,507 2,804,883 3,225,615 3,709,457 4,377,159 5,208,820 460,169 856,965 Content creation 0 0 0 1,191,630 1,370,374 1,575,931 1,859,598 2,212,922 0 0 Total Revenue 62,641,417 38,856,095 35,821,044 26,872,719 12,708,693 5,285,388 6,236,758 7,421,742 8,586,150 6,378,195 Business Tax (2,347,175) (1,976,798) (2,087,239) (712,119) (395,715) (455,072) (536,985) (639,012) (384,803) (163,712) Total Net Revenue 60,294,242 36,879,297 33,733,805 26,160,599 12,312,979 4,830,316 5,699,773 6,782,730 8,201,347 6,214,483 Cost of goods sold (39,590,241) (19,341,572) (18,570,909) (24,929,594) (14,137,342) (4,162,402) (4,370,522) (4,501,638) (4,298,446) (6,744,008) Gross profit 20,704,001 17,537,725 15,162,896 1,231,006 (1,824,364) 667,914 1,329,251 2,281,092 3,902,901 (529,525) Sales and Marketing (2,543,612) (2,574,766) (3,199,739) (2,301,051) (1,218,375) 0 0 0 (775,579) (587,311) General and administrative (4,862,913) (5,429,115) (4,612,893) (4,101,756) (1,573,806) (1,461,267) (1,196,599) (957,279) (1,085,496) (775,133) Total operating expenses (7,406,525) (8,003,881) (7,812,632) (6,402,807) (2,792,181) (1,461,267) (1,196,599) (957,279) (1,861,075) (1,362,443) Operating income 13,297,476 9,533,844 7,350,264 (5,171,801) (4,616,544) (793,353) 132,651 1,323,812 2,041,826 (1,891,969) Interest and investment income 1,390,884 796,562 2,184,239 164,021 0 0 0 0 125,724 164,021 Other income (expenses), net 77,986 (1,025,129) (744,617) (92,538) 0 0 0 0 915 (92,538) Income before tax 14,766,346 9,305,277 8,789,886 (5,100,319) (4,616,544) (793,353) 132,651 1,323,812 2,168,465 (1,820,486) Income Tax (2,099,054) (3,260,928) (6,401,452) 0 0 0 (33,163) (330,953) (687,174) 0 Net income 12,667,292 6,044,349 2,388,434 (5,100,319) (4,616,544) (793,353) 99,488 992,859 1,481,291 (1,820,486)

Confidential Information As of December 31, As of March 31, US$ 2009 2010 2011 2012E 2013E 2014E 2015E 2016E 2012 Current assets Cash and cash equivalents 74,536,400 82,489,065 17,749,358 6,756,520 8,528,123 7,713,220 8,582,470 10,365,923 6,845,966 Short-term investments 11,720,066 22,727,273 30,776,770 - - - - - 11,967,607 Accounts receivable, net 55,021 150,155 1,169,836 949,120 448,859 186,675 220,277 262,129 646,019 Other receivable 283,838 892,832 95,330 - - - - - 103,316 Prepaid expenses and other current assets 9,751,205 6,332,476 14,880,361 10,513,495 1,116,618 1,116,618 1,116,618 1,116,618 13,588,972 96,346,530 114,106,952 64,671,655 18,219,135 10,093,601 9,016,513 9,919,365 11,744,670 33,151,878 Non-current assets Property and equipment, net 8,125,581 8,879,167 9,090,650 8,564,607 7,879,679 7,194,752 6,509,825 5,824,897 8,902,982 Total assets 104,472,111 122,986,119 73,762,305 26,783,741 17,973,280 16,211,265 16,429,190 17,569,568 42,054,861 Current Liabilities Accounts payable 7,390,448 23,711,304 11,188,490 - - - - - 10,344,778 Customer advances 3,026,289 5,956,287 4,459,366 3,345,388 1,582,107 657,979 776,415 923,933 3,078,826 Dividends payable - - 26,150,628 - - - - - - Accrued expenses and other current liabilities 2,604,206 3,758,316 3,867,815 2,959,227 1,940,069 1,895,535 1,895,535 1,895,535 2,654,460 Taxes payable 3,006,182 4,430,006 2,522,202 - - - - - 2,395,314 Amount due to related parties 18,615,659 8,066,219 1,729,246 1,411,478 - - - - 1,412,038 34,642,784 45,922,132 49,917,747 7,716,092 3,522,176 2,553,514 2,671,950 2,819,468 19,885,417 Shareholders’ equity Ordinary shares 716,902 815,352 815,478 815,478 815,478 815,478 815,478 815,478 816,058 Additional paid-in capital 48,690,146 54,808,488 16,666,338 20,964,056 20,964,056 20,964,056 20,964,056 20,964,056 16,776,603 Other comprehensive income - - 2,208 - - - - - 34,932 Statutory reserves 3,662,521 3,787,879 3,972,100 - - - - - 3,973,677 Retained earnings 16,759,758 19,096,076 2,388,434 (2,711,884) (7,328,428) (8,121,781) (8,022,293) (7,029,434) 568,174 Repurchased shares to be cancelled - (1,443,807) - - - - - - - 69,829,327 77,063,988 23,844,558 19,067,649 14,451,105 13,657,752 13,757,240 14,750,099 22,169,444 Total Liabilities and Shareholders’ Equity 104,472,111 122,986,119 73,762,305 26,783,741 17,973,280 16,211,265 16,429,190 17,569,568 42,054,861 Non-cash working capital As of December 31, As of March 31, 2009 2010 2011 2012E 2013E 2014E 2015E 2016E 2012 Non-cash current assets 10,090,064 7,375,463 16,145,527 11,462,614 1,565,478 1,303,293 1,336,895 1,378,748 14,338,306 Current liabilities 13,020,943 33,425,907 19,515,671 6,304,615 3,522,176 2,553,514 2,671,950 2,819,468 16,078,065 Working capital (2,930,879) (26,050,444) (3,370,143) 5,157,999 (1,956,698) (1,250,220) (1,335,055) (1,440,721) (1,739,759) Change in working capital 46,406,503 (23,119,565) 22,680,301 8,528,143 (7,114,698) 706,478 (84,835) (105,666) NA Balance Sheet Source: Phoenix’s SEC filings for the financial information as of December 31, 2009, 2010 and 2011 Financial projections were provided by Phoenix management on June 25, 2012 Financial information as of March 31, 2012 was provided by the management on May 18, 2012 1. Excluded dividends payable 40 1

Confidential Information Minneapolis 800 Nicollet Mall, Suite 800 Minneapolis, MN 55402 +1 (612) 303 - 6000 San Francisco 345 California Street, Suite 2400 San Francisco, CA 94104 +1 (415) 277 - 1500 New York 345Park Avenue, Suite 1200 New York, NY 10154 +1 (212) 284 - 9400 London One South Place London EC2M 2RB +44 (20) 3142 - 8700 Hong Kong Two Pacific Place, Suite 1308 88 Queensway, Hong Kong +852 3755 2288 Shanghai 233 Tai Cang Rd, 9th Floor Shanghai 200020, China +86 (21) 6135 - 7365 RESEARCH NOTICE: TRADING DISCLAIMER: In September 2006 , the FINRA posted a Notice to Members advising its members that they must ensure trade volumes reported through systems or facilities like Autex are accurate and not misleading . Piper Jaffray understands the Notice to Members was precipitated, in part, by a concern that FINRA members were not accurately reporting trade volumes to Autex . Based on its experience as an Autex subscriber, and its understanding that different firms historically utilized different methodologies to report trade volume to Autex, Piper Jaffray believes that Autex data for the period preceding publication of the Notice to Members is not necessarily accurate . While Piper Jaffray has made certain changes to its policies, procedures and systems to ensure the accuracy of its submissions to Autex in response to the Notice to Members, Piper Jaffray cannot confirm the accuracy of its Autex submissions before September 2006 and makes no representation or warranty regarding the accuracy or reliability of this data . Piper Jaffray cannot confirm the accuracy of Autex submissions by other firms for any period . Despite these limitations, Piper Jaffray continues to provide Autex data to you because it is more inclusive than any other source of market data and it continues to be the standard used by most investment banks . However, in view of this background, you should not rely solely on Autex trade data . Rather, you should consult multiple sources of data for purposes of determining share volume and relative rank . Our research analysts are independent from our investment bankers and develop their opinions based on the results and merits of a covered company. Our research analysts, together with research management, make their own coverage decisions, including decisions to initiate or terminate coverage. Our investment bankers do not have any input into company - specific coverage decisions. Piper Jaffray does not offer favorable research or specific ratings or price targets in consideration of, or as an inducement fo r investment banking business. Our research analysts do not participate in efforts to solicit investment banking business.